UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

13 March, 2014

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Annual Report and Consolidated Financial Statements

as of December 31, 2013

(presented on a comparative basis with 2012 and 2011)

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2013

Annual Report

             1. Letter to the Shareholders

             2. Macroeconomic Overview

             3. 2013 Business Performance

3.1. Oil and Gas Exploration and Production

3.2. Refining and Distribution

3.3. Petrochemicals

3.4. Gas and Energy

             4. A Company behind Business

4.1. Management Quality, Safety, Environment and Health

4.2. Our People

4.3. Corporate Social Responsibility

4.4. Communications

             5. Corporate Governance

             6. Dividends

             7. Analysis of the Consolidated Results of Operations

             8. Summarized Balance Sheet and Income Statement Structure

             9. Statistical Data

           10. Listed Price of Company’s Shares

           11. Board of Directors’ Proposal

           Corporate Governance Code Report

Consolidated Statements

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Financial Position

Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Independent Accountants’ Report

1. Letter to the Shareholders

To our Shareholders

We submit to your consideration Petrobras Energía’s Annual Report and Financial Statements which reflect the Company’s performance and results of operations during fiscal year No. 68 ended December 31, 2013.

Our business performance

Fiscal year 2013 has been a good year for Petrobras Argentina despite the difficulties and the global macroeconomic context in which we developed our businesses and which gave rise to a complex reality with multiple connotations representing a significant challenge to materialize our sustainable growth strategy, leveraging resources and adding value.

We developed our activities with a focus on resource optimization, management efficiency and financial order. This practice enabled us to generate a recurring cash flow provided by operating activities to materialize our investment programs and honor our financial commitments.

In 2013 we made significant progress regarding negotiations to expand several of our oil and gas production concessions in the San Jorge and Neuquén basins, such as El Tordillo, La Tapera-Puesto Quiroga, Medanito, Jagüel de Los Machos, Río Neuquén and Entre Lomas, with the purpose of attaining a more foreseeable future to make the investments required for the development of our businesses.

We invest to grow with excellence

In 2013 we made investments for approximately P$2,524 million, a figure that reflects the size of our investments and the Company’s high degree of commitment to the Country’s future and interests.

In this respect, we applied 89% of our investments to oil and gas exploration and production activities, with a priority focus on exploration and development investments in Argentina.

In 2013, 51 producing and injection wells were drilled and 87 wells were repaired. In the Neuquén basin, the Company’s investment plan involved drilling of 39 wells and workover activities in 82 wells, mainly in Medanito, Puesto Hernández, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral basin we performed drilling of 12 wells and repair of 5 wells, mainly in Estancia Agua Fresca and La Paz oil fields.

The application of new technologies together with our staff’s know-how, expertise and dedication, allowed us to obtain a 9% production increase in El Mangrullo and Río Neuquén areas.

Considering exploration as the main vehicle for reserve replacement, part of our investments was focused on the drilling of 5 onshore exploration wells: 3 in the Neuquén basin and 2 in the Austral basin. We obtained good results from our investments: in 2013 we announced new oil and gas production accumulations in Argentina, with significant results from El Mangrullo, Rincón de Aranda and La Paz concessions. In addition, we continued with studies to develop non-conventional reserves of shale oil, shale gas and tight gas, both in the Neuquén and Austral basins, with drilling of a well in Sierra Chata area to test gas production in Vaca Muerta Formation being worth a mention.

We made investments in the amount of P$166 million in the Refining and Distribution business segment, both in Bahía Blanca Refinery and Dock Sud and Caleta Paula Plants, mainly in works related to operations’ logistics, quality and safety. Concerning the Petrochemical business, our investments amounted to P$101 million mainly in improvement actions related to operating efficiency and diversification at Puerto General San Martín Plant.

Investments made during recent years allowed us to achieve several goals in operational terms during the year under review, with production records in the styrene, synthetic rubber and propellant lines as well as records in gas extraction from El Mangrullo field. In this respect, we informed the Argentine Government we are interested in adhering to “Programa Gas 7.5” with the purpose of developing our gas fields in Argentina.

In financial terms, the year 2013 was full of challenges and satisfactions: in October we paid off at maturity Class R corporate bond in the aggregate amount of US$209 million.

We seek integration with Social Responsibility

We work for a better future for our clients, employees and the society in general, with a culture built on principles of integrity, prudence and transparency. In line with our values, we constantly maintain our commitment to environmental care and development of the communities in which we operate.

Along these lines, we develop activities aimed at enhancing performance and development of our people, strengthening their capabilities and talents since ongoing updating of skills and knowledge allows us to face future challenges.

Concerning quality, safety, environment and health, our policy focuses on caring for the environment, a fundamental value to secure sustainability of our operations within a context of optimization in the use of natural resources and energy, with a minimum impact on the environment.

We consolidate our link to the community by contributing to its development through Corporate Social Responsibility programs, mainly focused on projects related to childhood, adolescence, social support and cultural and sport sponsorships, thus demonstrating our social awareness and interest in improving the quality of life of the communities in which we live and work.

We were recognized for our achievements

During this year, Petrobras Argentina received significant recognitions, both at the national and international levels, with the following being worth a mention: Institutional Excellence Award granted by IDEA Colloquium, the National Quality Award granted by the Argentine Nation for organizational management excellence in Genelba Thermoelectric Power Plant and the Annual Safety Award -Distribution category - granted by the Argentine Oil and Gas Institute. In addition, the Company received a recognition from the Brazil Group for the development of a project involving the application of biotechnologies for the treatment and remediation of contaminated soils and is among the 10 leading companies in the Sustainability-Oriented Corporate Management category of the American Chamber (AMCHAM). Along these lines, it is worth a mention that in 2013 Petrobras Argentina certified the quality of its Internal Audit under the Institute of Internal Auditors’ international standards.

Outlook 2014

Our main goal for this new year is to plan the Petrobras Energía of the next coming years, that is, a robust, efficient and profitable company that will allow us to overcome the challenges posed by the context, acting with flexibility and identifying new business opportunities to capitalize feasible investments alternatives in the near future to increase our oil and gas reserves.

Concerning the Oil and Gas Exploration and Production business, the Company plans to continue with and strengthen non-conventional hydrocarbons development. In this respect, and in line with the activities performed in 2013, the Company will continue with its goal of making discoveries both in conventional and non-conventional reservoirs. In addition, the Company will seek to consolidate the process started in 2013 involving renegotiation with the Provinces of the concessions expiring in the next years.

Concerning Refining and Distribution activities, in 2014 the Company expects to reap the benefits from the comprehensive efficiency program implemented as from the last quarter of 2013 involving centralization of the former Industrialization and Marketing Managements in the Downstream business unit. This model will allow to coordinate efforts between each link of the downstream chain as well as to simplify management and capture synergies with the Petrochemical business segment.

As regards the Petrochemicals business segment, in 2014 we will continue with a focus on securing availability of basic raw material at prices in line with those for our products. We will also concentrate on placing all other costs at levels required to reach a standard of competitiveness for business consolidation.

In the Gas and Energy business segment, we will continue working to secure self-supply and, at the same time, develop profitable marketing alternatives.

The challenge is our energy

We focus our core businesses in Argentina, prioritizing product and service quality, safety, social responsibility and the respect for the environment in our operations, committing our efforts to priority production activities, with the purpose of optimizing our asset portfolio, in the search for greater competitiveness.

We seek to build a sustainable future with a long-term vision and the operating availability required to leverage synergies and growth opportunities in the search for profitability for our shareholders. We are in a position to play an important role in the process involving reshaping and expansion of the energy sector in Argentina, reinforcing our commitment to the Country through investment plans.

A word of thanks

Finally, we thank our employees, shareholders, clients and suppliers for their commitment and support to the Company actions which allow us to focus all our energy on the search for more energy.

Ronaldo Batista Assunção

Luis M. Sas

Director

Director

2. Macroeconomic Overview – FY 2013

International Context

The world growth rate for 2013 was approximately 2.4%, somewhat below 2012 closing rate of 2.5%. This decrease was partly attributable to the deceleration of the US economy that closed the year with a positive 1.9% growth rate, well below the 2.8% rate of previous year. The rest of developed countries as well as emerging economies contributed to global growth while maintaining similar rates to those reported in 2012.

The most important highlight in political and economic terms in the United States during 2013 relates to the shutdown imposed on the Federal Administration when reaching the allowed indebtedness ceiling (US$16,699 trillion), which evidenced the political struggle between the governing party (democrats) and the opposing party (republicans). Thus, two weeks and a half after the public administration closing, both parties reached an agreement whereby they consented to render such indebtedness limit ineffective until the beginning of 2014 and to create a bipartite commission for analysis of the matter in question. Within this context, markets were positively surprised by the Federal Reserve System’s decision to postpone the beginning of “tapering” (i.e.: the abandonment of the purchase of Treasury bonds by the Federal Reserve) and maintain a low interest rate policy. All in all, the American economy closed the year with a growth rate below that recorded in 2012, mainly as a result of consumption deceleration and a marked investment rate reduction. Unemployment, in turn, improved with a rate of 7.3% versus 8.1% in 2012.

Europe, in turn, without definitively abandoning recession, exhibited a growth of only 0.1% in 2013, mainly attributable to Germany and France performance which, though positive, showed meager values compared to previous years. Within this context of an evident economic weakness, the European Central Bank decided to reduce the reference rate to 0.25% to shore up total demand from the monetary side.

Emerging economies, in turn, continued to be the main driver for world economic growth though at less impressive rates than those seen until some years ago. During the first part of the year, several countries experienced certain degree of financial tension in light of a possible lower global liquidity level (reduction of monetary injection programs ("tapering") by the United States) resulting, among other things, in a strong capital outflow from these countries and the devaluation of several currencies, such as the one affecting the Brazilian real and the Indian rupee.

China, in turn, though being in a deceleration stage, continued growing at rates above 7.5% as a result of improved global demand allowing for a marked trade balance surplus and implementation of a strong economic reform with the market playing a relevant role to the detriment of the State, through tax, public spending and access to credit reforms.

Oil

In line with modest global macroeconomic indicators, in 2013 commodity prices had average levels slightly below those reported in 2012, which were reflected in hydrocarbons, grains, oilseeds and metals, among others.

Crude oil world demand showed a yoy increase of 1.1% to 0.99 million barrels per day, similar to that reported in 2012, which drove consumption to 89.9 million barrels. This year again, emerging economies were the most dynamic with an increase in their demand of 1.25 million barrels per day. Developed economies, affected by GDP variation rates significantly lower than those exhibited in developing countries, averaged an aggregate reduction of 0.27 million barrels per day, with the European Union standing out for having the worst performance compared to North America which showed a slightly positive variation compared to the previous year.

Regarding supply, OPEC countries showed a production decline of 2.4% and exhibited an average drop of 3.1% in conventional supply partially offset by a 0.9% increase in non-conventional crude oils and natural gas liquids. Such drop was attributable to the modest performance of global economic activity in addition to the decline in Iranian supply attributable to sanctions imposed by the UN since 2012. In contrast, supply from non-OPEC countries rose at a 2.3% yoy rate, with increased volumes from North America being the only significant rise, attributable to the great performance of shale oil in the United States and oil sands in Canada.

UK Brent crude oil price, recent benchmark for global crude oil prices, reached an average of US$108.8 per barrel in 2013, 3% lower compared to the previous year. West Texas Intermediate (WTI) crude oil price reached an average of US$97.9 per barrel during the year under review, 4% higher compared to the same period of 2012. The spread between both varieties was US$10.9 per barrel, showing a significant drop compared to the previous year though still far from the historical spread.

Argentina

During 2013, Argentina’s economic growth level improved compared to the previous year, mainly as a result of the good coarse grain production obtained in the second semester of the year - positive yoy variations of 21% for soybean and 17% for corn - which allowed to offset reduced results obtained in wheat, 43% lower compared to 2012. Thus, this year’s agricultural production is estimated at approximately 97 million tons, up 7 million tons compared to the previous year. The industry, in turn, exhibited low results in most sectors, supported almost exclusively by the automobile industry. Concerning aggregate demand, both public and private consumption improved compared to 2012, though at rates lower than in previous years.

Concerning foreign trade, the trade balance accumulated during the first eleven months of the year amounted to US$8,752 million, accounting for a 24% drop compared to same period of previous year; with a 4% increase in exports, which did not offset the 9% rise in imports, strongly linked to energy purchases. However, in spite of a surplus trade balance, the Central Bank international reserves showed a greater drop during the last months of the year and closed at US$30.6 billion on December 31, accounting for an accumulated shrinkage of US$12.5 billion for the year. With this level of reserves and a Central Bank maintaining an expansive monetary policy, the official exchange rate closed at P$6.49 per US$ in December, 32.2% higher than at the end of the previous year.

Regarding energy, gas production showed a cumulative drop of 5.8% as of October while oil production maintained a decreasing level of approximately 2.1%. Natural gas domestic supply was supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar and natural gas imports from Bolivia.

Fuel demand showed a significant increase: in the case of diesel oil, the decreasing trend exhibited in the first months of the year was reversed and regarding gasoline, demand continued growing at high rates. Thus, gasoline demand increased 9% during the year while demand for diesel oil rose approximately 1.2%. Electric power demand, in turn, exhibited a yoy increase of 4.9% as of October.

3. 2013 Business Performance

3.1. Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is Petrobras Argentina’s core business: excellence in this sector is the first step to ensure quality in all the oil related products that reach the Company’s clients.

Petrobras Argentina is one of the largest hydrocarbon exploration and production companies in Argentina: it currently has a presence in the country’s major oil basins from which it obtains oil, natural gas and LPG, and holds equity interest in PELSA and Oleoductos del Valle. In addition, the Company maintains an investment portfolio in other Latin American countries, including assets in Bolivia and a minority equity interest in assets in Venezuela, through Mixed Companies, and in Ecuador, through Oleoducto de Crudos Pesados.

In 2013, the Company

* made exploration and development investments in Argentina in an amount of P$2,438 million.

* announced the discovery of new oil and gas productive accumulations, both in the Neuquén and Austral basins.

* continued to perform studies in the Neuquén and Austral basins in connection with shale oil, shale gas and tight gas aimed at developing non-conventional reserves. In this respect, in Sierra Chata area the Company drilled the first shale gas exploration well for the purpose of testing gas production in Vaca Muerta formation and started to drill a tight gas exploration well in Río Neuquén area.

3.1.1. Production and investments

In 2013, Petrobras Argentina’s oil and gas production, including its related companies’ production, totaled 97,081 barrels of oil equivalent per day, accounting for a 4% decline compared to 2012 which is mainly attributable to the natural decline of mature fields in Argentina, partially offset by the acquisition of PELSA.

Argentina

Production in Argentina averaged 87,805 barrels of oil equivalent per day. This figure, which includes related companies’ production, was 3% lower compared to 2012. This decrease is mainly attributable to the natural production decline of mature fields, partially offset by the acquisition of PELSA in May 2012.

With a strong presence in the Neuquén and Austral basins, during 2013 Petrobras Argentina’s investment plan involved drilling of 51 producing and injection wells and repair of 87 wells. Strictly speaking, the Company performed drillings in 39 wells and workover activities in 82 wells in the Neuquén basin, and drillings in 12 wells and repair works in 5 wells in the Austral basin.

Specifically in the Neuquén basin, the Company focused oil drilling activities on Medanito area and natural gas drilling activities on Río Neuquén, El Mangrullo, Sierra Chata and Aguada de la Arena areas. Workover activities in oil wells were mainly performed in Puesto Hernández and Medanito areas and, to a lesser extent, in natural gas development projects.

In El Mangrullo area a record production of 2 million cubic meters of gas per day was achieved. This 9% increase in production is attributable to the implementation of new technologies and expertise, know-how, effort and dedication of the Company’s technical and operational teams. The gas produced is sold under the “Gas Plus” natural gas production incentive program.

In Río Neuquén area, daily average gas production increased 9% as a result of the implementation of improved techniques in workover activities in 4 wells with target in the Punta Rosada formation. The gas produced in Río Neuquén is tight gas which is sold under the “Gas Plus” program.

In the Austral basin, in turn, the Company’s 2013 investment plan involved drilling of 12 producing wells, 8 of them in Estancia Agua Fresca Oil Field, and workover activities in 5 wells.

In March 2013, Petrobras Argentina announced the discovery of a new field in La Paz  Exploitation Concession area, located in the province of Santa Cruz. The finding resulted from the drilling of La Paz-12 development well, at a depth of 3,307 meters, within the Tobífera Series.

Veta Escondida Area Exploitation Concession

On December 19, 2013, Petrobras Argentina, acting as operator, and Total Austral with a 55% and 45% interest in Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and GyP, in order to settle the dispute derived from issuance of Decree No. 563/12 by the Province. This Decree provided for the expiration of the rights of concessionaire companies over this exploitation concession and led Petrobras Argentina to bring action against the Province of Neuquén.

Issuance by the Provincial Executive Branch of the Decree approving the above mentioned agreement is still pending.

Concession extension for El Tordillo and La Tapera areas

In 2013, the Province of Chubut approved extension of the concession agreement for El Tordillo and La Tapera – Puesto Quiroga areas, for a ten-year term, from 2017 through 2027. Petrobras Argentina has a 35.67% interest in such areas, with Tecpetrol being the operator of the Joint Ventures (UTEs).

Venezuela – Equity Interest in Mixed Companies

In Venezuela, oil and gas production attributable to the Company’s interest in Mixed Companies averaged 5,802 barrels of oil equivalent per day, accounting for a 15% decrease compared to 2012, in fields operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A.

Bolivia

In Bolivia, production totaled approximately 3,474 barrels of oil equivalent per day, 13% lower compared to 2012, of which 16.2 million cubic feet per day are attributable to gas production (2,693 barrels of oil equivalent per day) and 781 barrels of oil per day are attributable to liquid hydrocarbon production, including LPG. This drop is attributable to the natural decline of mature fields with high production rates, offset by the addition of production wells as a result of investments made during the year.

3.1.2. Exploration

For Petrobras Argentina exploration is the main vehicle for reserve replacement. Accordingly, in 2013 the Company made exploration investments in an amount of P$328 million, mainly directed to the drilling of 5 wells.

During 2013, Petrobras Argentina performed drilling in 5 onshore wells: 3 in the Neuquén basin, 2 of which were productive wells, Mangrullo x-1015 and Rincón de Aranda x-1001 wells, and the remaining well, Sierra Chata x-97, in which drilling activities were completed by November, with fracture stimulation operations and subsequent tests still pending execution. The other 2 wells were drilled in the Austral basin: Puesto Oliverio x-1003 was a discovery well and Estancia Campos a-2 is awaiting fracture stimulation operations.

In October 2013, Petrobras Argentina announced the discovery of a new natural gas productive accumulation in El Mangrullo exploitation concession area, located in the Province of Neuquén. The discovery was confirmed after drilling of Mangrullo x-1015 exploration well, at a depth of 1,300 metros, through hydraulic fracture stimulation to Agrio low permeability formation.

In December 2013, Petrobras Argentina announced a second discovery during the year: a new field in Rincón de Aranda concession area, also in the Province of Neuquén. This is the Company’s first discovery of non-conventional hydrocarbons in Vaca Muerta formation, at a depth of 2,501 meters, which occurred during post-stimulation tests at Rincón de Aranda x-1001 exploration well.

It should be pointed out that activities started in connection with early production and delimitation of the oil and gas discovery in Estancia Campos concession area, made in 2012 in the Province of Santa Cruz.

New Non-Conventional Hydrocarbon Exploration Area

On December 6, 2013, Petrobras Argentina obtained an 85% interest in a Joint Venture (UTE) agreement with GyP (holder of the remaining 15%), for the exploration and potential exploitation of the Eastern side of Parva Negra area located in the Neuquén basin.

This exploration permit will be effective for 4 years plus a one-year extension with the right to apply for a 25-year exploitation concession and an additional 10-year extension. This agreement is subject to approval by the Provincial Executive Branch.

3.1.3. Liquid Hydrocarbon and Natural Gas Reserves

Reserve estimation process

Petrobras Argentina estimates its reserves at least once a year.

Proved reserves are estimated by the Company’s reservoir engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured and that depends on the quality of the available data and on engineering and geological interpretation and judgment. Accordingly, reserve estimates as well as future production profiles, are often different from the quantities of oil and gas that are ultimately recovered. Validity of estimates largely depends on the underlying assumptions.

Petrobras Argentina believes that estimates of oil and gas recoverable reserve volumes are reasonable as a whole. Such reserve estimates were prepared according to the rules for the Modernization of Oil and Gas Reporting issued by the SEC late in 2008.

DeGolyer and MacNaughton, international technical consultants, audited approximately 73% of the Company’s total estimated reserves and 100% of estimated reserves in areas operated by Petrobras Argentina. DeGolyer and MacNaughton concluded that oil and natural gas audited reserve volumes are reasonable.

Evolution of Reserves in 2013

Production for the year totaled 35.4 million barrels of oil equivalent, of which 1.3 million barrels are attributable to the Colpa Caranda field in Bolivia.

During 2013 reserves in Argentina increased 25.8 million barrels of oil equivalent, mainly oil reserves in Bajada del Palo and El Tordillo assets and non-conventional natural gas reserves in Río Neuquén and Sierra Chata areas.

In addition, a 1.8 million boe downward revision was attributable to a lower than expected performance of fields operated by Mixed Companies in Venezuela.

As of December 31, 2013, Petrobras Argentina’s liquid hydrocarbon and natural gas proved reserves totaled 205.1 million barrels of oil equivalent: 82.3 million barrels of oil and 736.8 billion cubic feet of gas.

As of December 31, 2013, total oil proved reserves (including crude oil, condensate and NGL) and total natural gas proved reserves of Petrobras Argentina were equal to 6 years of production, measured according to 2013 oil and gas production levels.

The table below presents estimated proved reserves of oil and natural gas by region as of December 31, 2013. Liquid hydrocarbon and natural gas accounted for 40% and 60%, respectively, of total proved reserves. In addition, 86% of total proved reserves are located in Argentina.

Estimated reserves in Argentina are shown before deduction of royalty payments since royalties have characteristics similar to taxes on production and, therefore, are treated as operating costs.

In Venezuela, estimated reserves were calculated based on the current contractual structure, before royalties, and by multiplying our interest in each mixed company by proved reserve volumes of each mixed company.

As regards reserves in Bolivia, as from 2009, the power to book and record reserves was exclusively vested in the Bolivian State rather than third parties. As a result, during such year, reserves were reduced by the barrels of oil equivalent attributable to reserves in Bolivia, without this implying a change in the economic value of Petrobras Argentina’s assets.

3.1.4. Hydrocarbon Transportation

Oleoductos del Valle S.A. – Oldelval

As of December 31, 2013, Petrobras Argentina holds a 23.10% direct interest in Oleoductos del Valle S.A.

Oldelval operates trunk oil pipelines providing access to Allen, in the Comahue area,  and the Allen - Puerto Rosales oil pipeline, which allow to transport the oil produced in the Neuquén basin to Puerto Rosales (a port in the city of Bahía Blanca) and supply distilleries located in the pipeline’s area of influence.

During the year under review, oil transportation from Allen to Puerto Rosales averaged  21,500 cubic meters per day while oil transportation to the refineries located in the Province of Neuquén totaled an average of 2,468 cubic meters per day. Total transportation volume was 23,968 cubic meters per day, with 55.0 million barrels transported in 2013, accounting for an about 9.71% reduction compared to 2012.

During 2013 the Company managed to maintain uninterrupted transportation services and secured continuation of operations and pumping system reliability. Planned objectives were achieved and as regards safety, activities involving location of sensitive areas along the pipeline continued.

Oleoducto de Crudos Pesados (OCP)

As of December 31, 2013, Petrobras Argentina holds an 11.42% interest in OCP, an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels per day.

3.2. Refining and Distribution

Through the Refining and Distribution business, Petrobras Argentina vertically integrates its operations. The Company thus consolidates a balanced value chain which starts with hydrocarbon exploration and production and ends with the supply of products that stand out for their quality in every gas station.

In 2013, the Company:

* maintained high use of installed capacity at its Refinery in terms of crude oil processing -94.2%-, and high operational reliability.

* made investments in this business segment in an amount of P$164 million.

* substantially improved and consolidated Petrobras’ image in Bahía Blanca.

3.2.1. Refining Division

Bahía Blanca Refinery and Dispatch Plants

The Dr. Ricardo Eliçabe Refinery has an installed capacity of 30,500 oil barrels per day and is located in Bahía Blanca, Province of Buenos Aires, a strategic point to receive crude oil from the Neuquén basin and a superb location for the supply by sea of the oil coming from the South of the country or from the international market.

In 2013, Bahía Blanca Refinery processed 28,730 oil barrels per day, accounting for a 94.2% of its installed capacity, a volume similar to that recorded in the previous year.

During 2013, investments in the Refinery were mainly directed to vessel loading and unloading facilities, dispatch plant, truck loading yard and increase in the pumping flow rate between the Refinery and Puerto Galván. As regards Safety and Environment, the highlights are the installation of new technology for the dispatch of light fuels, retrofitting of pumping systems in primary effluents and upgrading of the fire system.

In addition, works involving logistics for product imports and upgrading of tanks and ducts in Dock Sud were performed and works relating to the system of ethanol  injection to gasoline in Caleta Paula were completed. As regards Quality and Safety, investments were directed to the fire system and construction of perimeter platforms at tank foundations.

It should be highlighted that Caleta Paula Terminal was certified to ISO 9001 – 14001 and OSHAS 18001.

Refining Investment Plan

In 2014 a scheduled shutdown for maintenance works involving the Refinery processing units, utilities and offsites will be performed. In addition, the Company will continue works relating to upgrading of the duct system at the refinery, Galván warehouse and Puerto Galván in addition to programs relating to maintenance, retrofitting of truck dispatch facilities and operational reliability.

In addition, the Company will continue with the evaluation of a new diesel oil hydrotreatment unit project and the expansion of topping and vacuum capacity.

In Dock Sud, investments will be made in the fire system, new yards for additive and aniline tanks and also in fuel tanks.

3.2.2. Distribution Division

The Argentine Liquid Fuel Market

In 2013, the liquid fuel domestic market —gasoline and diesel oil— increased to 21.6 million cubic meters or 4.4% as compared to 2012.

The gasoline market increased 8.9%, with sales volumes amounting to 8.2 million cubic meters. This improvement is mainly attributable to the strong rise in sales of automobiles that resulted in increased demand for High Grade and Premium gasolines.

The diesel oil market also rose 1.8% to 13.5 million cubic meters.

Finally, the compressed natural gas (CNG) market increased 1.9% compared to 2012, with sales amounting to 2.7 million cubic meters.

Petrobras Argentina Fuels

Sales volumes of Petrobras Argentina’s liquid fuels to the domestic market totaled 1.2 million cubic meters in 2013. As a result, Petrobras Argentina is ranked fourth in the Argentine market.

Out of this total, 0.7 million cubic meters are attributable to diesel oil and 0.4 million cubic meters to gasoline, accounting for a market share of 5.5% and 5.7%, respectively. In addition, annual sales of Premium gasoline totaled 92 thousand cubic meters, with a 4.7% market share.

Lubricants

Petrobras Argentina has a lube oil manufacturing plant, a laboratory and a Lubrax distribution center in Argentina located in Avellaneda, Province of Buenos Aires.

In 2013, Lubrax sales in the Argentine market totaled 17.3 thousand cubic meters, accounting for a 19% drop compared to 2012. Thus, the Company’s market share was 5.7%. This decrease was mainly attributable to the unscheduled interruption in the local supply of raw material during April and May, resulting in a drop in the supply of available product. This was in addition to the aggressive pricing policies pursued by some competitor.

Other Programs implemented at Gas Stations

Petrobras Argentina has a network of 268 gas stations, of which 261 bear the Petrobras trademark and 31 include Spacio 1 convenience stores, and 5 agro-centers.

In addition, the Company moved forward with the implementation of the Controlled Quality Program to ensure product quality standards at gas stations. Moreover, during 2013 Petrobras Argentina performed the second maintenance audit to ISO 9001 – 2008.

The Company also continued with the Challenge Program, providing training at gas stations through the Mobile Classroom modality and including two vehicles identified and equipped to develop and increase brand value through standardization of the customer service model in our gas stations.

On December 13, 2013 the Company received the “Annual Safety Award – Distribution segment” granted by IAPG, involving gas station operations, engineering, gas station maintenance and fuel transportation activities.

Asphalt and bunker markets

In 2013, sales in the asphalt market increased 16% to 470 thousand tons, of which 86 thousand tons are attributable to Petrobras Argentina, accounting for an 18% market share.

Sales volumes in the bunker IFO market totaled 1.8 million cubic meters in 2013, of which approximately 226 thousand cubic meters of IFO and 33 thousand cubic meters of Gas Oil Bunker were sold by Petrobras Argentina, with a market share of 12% and 11%, respectively.

Refinor

In 2013, daily average volumes of crude oil processed increased to 15,844 barrels or 12.5% compared to previous year, accounting for 60% of its installed capacity, as a result of the processing of crude oil from Bolivia throughout the year. Increased production was mainly directed to the export market, which market exhibited a 39% growth in volumes to 506 thousand cubic meters in 2013. Sales in the domestic market reached 491 thousand cubic meters, with virtually no variations compared to previous year.

Gas processing, in turn, reached a daily average of 15 million cubic meters, with virtually no variations compared to previous year.

LPG production totaled 320 thousand tons, 3% lower compared to 2012. Sales totaled 298 thousand tons, 5% higher compared to 2012.

It should be pointed out that start-up of the Isopentane plant took place in 2013 and resulted in an additional availability of 45 thousand cubic meters of gasoline for sale. In addition, an agreement was signed with Enarsa S.A. for the construction and operation of one of the largest compression plants in our country to compress up to 28 million cubic meters per day of gas coming from Bolivia.

3.3. Petrochemicals

In the Petrochemicals segment, Petrobras Argentina produces octane bases for gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies. Thus, the Company is engaged in an important business for its strategy of vertical integration of operations.

In 2013, the Company

* set an all-time high in sales volumes of monomer styrene of 42 thousand tons in the domestic market.

* prioritized the polystyrene domestic market and achieved an increase in domestic sales in 2013.

* rubber domestic sales rose 10% to 24 thousand tons in 2013.

* made investments in an amount of P$102 million, mainly directed to improvements at PGSM Plant.

3.3.1. Gasoline Reforming

In 2013, the Reforming unit performed the annual shutdown on schedule and within budget. The facilities upgrading resulted in a significant increase in Propellant Gas production. In addition, improvements were made to optimize energy consumption and light gas recovery.

Sales volumes of octane bases and gasoline during 2013 totaled 289 thousand tons, of which 71 thousand were directed to the export market. Sales of hexane, paraffinic solvents and aromatics during 2013 totaled 55 thousand tons. The 70% of these sales were directed to the domestic market, accounting for a 12% increase compared to 2012.

Propellant sales volumes totaled 11.9 thousand tons in 2013, accounting for a 46% rise compared to 2012. This increase is attributable to improvements at Puerto General San Martín plant.

3.3.2. Styrenics

In 2013, sales volumes of the four product lines (styrene, polystyrene, bi-oriented polystyrene and synthetic rubber) totaled 196 thousand tons, accounting for a 5% decrease compared to 2012, primarily attributable to lower production of polystyrene and bi-oriented polystyrene at Zárate Plant associated with trade union conflicts and lower production of styrene as a consequence of plant shutdowns in March and July.

Styrene

Monomer styrene sales volumes during 2013 totaled 68.4 thousand tons, 1% lower compared to 2012. It is worth a mention a 12% decline in exports to Chile and Brazil and a 7% growth in domestic market sales compared to previous year, with an all-time high of 42 thousand tons, mainly attributable to increased demand for EPS (expanded polystyrene) for construction, styrene emulsions and polyester resin for aqueducts.

Polystyrene

In 2013, polystyrene sales volumes totaled 50.2 thousand tons, 9% lower compared to 2012, due to lower product availability as a result of a reduced production level. In spite of the drop in production, priority was given to the supply of the Argentine market through product imports. As a result, domestic sales increased 1% compared to 2012, mainly directed to the dairy market.

BOPS

Sales volumes of bi-oriented polystyrene (BOPS) totaled 8.6 thousand tons in 2013, accounting for a 23% drop compared to 2012. In this respect, the export market was the most affected market with a 29% drop due to lower product availability compared to 2012.

Synthetic rubber

Petrobras Argentina’s sales of synthetic rubber totaled 49.7 thousand tons, approximately 7% higher compared to the previous year. Out of this volume, 24 thousand tons are attributable to the domestic market, accounting for a 10% rise compared to 2012, and 25.7 thousand tons to exports, reflecting a 4% increase compared to previous year.

In addition, in 2013, the Company moved forward with the production of polymers with low aromatic content according to European regulations, in line with our clients’ demand. This was one of the main reasons for the improvement in domestic market sales volumes, with a partial substitution of imports.

3.3.3. Investment Plan

During 2013, Petrobras Argentina made investments in an amount of P$102 million, mainly directed towards improvements at Puerto General San Martín Plant. The most significant improvements include increased operating efficiency at the Reforming Unit, increased recovery of Propellant Gas and diversification of raw material for crackers.

In addition, installation of the new monomer styrene storage tank and the fourth silo at Zárate Plant was completed, with the consequent flexibilization in bulk deliveries.

3.3.4. Certifications and acknowledgments

During 2013, approval of the Environmental Compliance Report in connection with the Ethylene Plant in San Lorenzo was granted by the Environmental Secretary of the Environment of the Province of Santa Fe.

3.4. Gas and Energy

The Gas and Energy segment links two essential supplies for the country’s industrial development: gas and electric power. Through its involvement in both businesses, Petrobras Argentina maximizes production profitability and ensures self-supply.

In the Gas segment, the Company sells gas produced by the Company, provides brokerage services to producers that outsource sales, purchases gas from third parties to secure self-supply and, through TGS, holds a license to transport gas in the southern region of Argentina.

In the Electricity business, Petrobras Argentina is engaged in generation activities through Genelba Power Plant, Pichi Picún Leufú Hydroelectrical Complex and the new EcoEnergía Power Plant, a non-conventional renewable energy asset.

In 2013, the Company

* achieved excellent reliability levels of 96.9%, 100%, 100% and 96.4% at Genelba Power Plant, Genelba Plus Power Plant, Pichi Picún Leufú Complex and EcoEnergía Power Plant, respectively.

* electric power generated by Genelba reached 5,993 GWh.

* Genelba Power Plant obtained the 2013 National Quality Award granted by Fundación Premio Nacional a la Calidad (i.e.: the national quality award foundation).

* extended the agreements for the sale of gas under the Gas Plus program from “El Mangrullo” and “Río Neuquén” fields, with growing production volumes of non-conventional gas.

3.4.1. Gas and Transportation Business

Marketing

In 2013, in Argentina sales volumes of gas produced by the Company totaled 7.1 million cubic meters per day. The Company sold 1.9 million cubic meters per day of gas under the brokerage modality and purchased from third parties 1.1 million cubic meters per day to meet domestic demand. Distribution was implemented through the Company’s own and third party transport fleet in order to supply clients and secure compliance with commitments undertaken.

In July, the agreements for the sale of non-conventional gas from El Mangrullo and Río Neuquén areas were renewed with CAMMESA for the delivery of such gas under the Gas Plus modality.

It should be pointed out that a better total average sales price for gas was achieved due to increased sales volumes of non-conventional gas and improved prices in the industrial segment.

TGS

As of December 31, 2013, Petrobras Argentina holds a 25.5% indirect interest in TGS through CIESA, owner of 51% of its capital stock. Petrobras Argentina has a 50% direct and indirect interest in CIESA.

During 2013, gas transportation revenues rose mainly due to increased interruptible transportation volumes, within a context where efforts to improve the tariff schedule applicable to this business segment continued.

Revenues from the fuel business improved as a result of fluctuation in the exchange rate of the Argentine peso against the US dollar and higher revenues from logistics services provided at Puerto Galván. Such effects were partially offset by a drop in international reference prices and export volumes to meet an increased domestic demand for propane and butane.

Moreover, in 2013 the Company moved forward with the development of the execution plan, under the gas trust program, which will allow for the transportation of an additional volume of 10.7 million cubic meters per day, of which 8.7 million cubic meters per day are already authorized for transportation.

LPG Business

In 2013, sales volumes of LPG produced by the Company and by third parties totaled 94.3 thousand tons, accounting for a 28% drop compared to 2012, since in 2013 no exports of Blended LPG were made as a result of failure to obtain permits for exports from El Cóndor Plant and part of the propane production was used as input in the production process to replace purchases from third parties. In addition, sales volumes were affected by discontinuance of propane sales to industries due to the lack of product availability and plant shutdowns for maintenance works at PGSM Plant. No transactions under the brokerage modality were performed during the year under review.

In 2013, the Company consolidated sales of butane in trucks to the domestic market. These sales started in May 2012 and over 2 thousand tons were sold in 2013 in favorable commercial conditions considering the geographical location of El Cóndor Plant, located in the Province of Santa Cruz.

As in previous year, in 2013, from Bahía Blanca Refinery, the Company fulfilled obligations involving supply of butane to the domestic market imposed by the Secretary of Energy. It should be highlighted that in 2013 the Company significantly improved butane sales margins as a result of a change in the mix of sales channels with better sales prices.

3.4.2. Electricity

Electricity generation in Argentina – Overview

Demand for energy continued to grow sustainably throughout 2013, with a yoy variation rate of 3.3%. This positive variation was mainly driven by residential demand, accounting for a 5% growth rate throughout the year. On the other hand, the yoy variation in the industrial sector remained virtually unchanged.

Demand was supplied by thermal generation 64%, hydraulic generation 31% and nuclear generation 4%. Average temperature during the year was 18.5°C, 0.8°C above the historical average.

As regards fuel average consumption, natural gas average consumption was 38.2 million cubic meters per day, Diesel Oil consumption was 2.6 million cubic meters, Fuel Oil averaged 2.2 million tons and the average use of Coal was 961 thousand tons.

Genelba Thermoelectric Power Plant

In 2013, Genelba Thermoelectric Power Plant generated 5,993 GWh, 5.5% lower compared to 2012, of which 17% was generated by Genelba Plus and 83% by Genelba Combined Cycle. Such annual power generation accounts for a 4.6% share of the country’s total power generation and a 7.2% share of thermal generation.

Genelba Plus Gas Turbine operated with a 100% reliability factor and the Combined Cycle with a 95% reliability factor. Genelba Plus Gas Turbine and Genelba Combined Cycle operated with a 100% and 93% availability factor, respectively.

During 2013, Genelba Power Plant received a special distinction since it was granted the 2013 National Quality Award by Fundación Premio Nacional a la Calidad (i.e.: the national quality award foundation).

Pichi Picún Leufú Hydroelectric Complex - HPPL

Throughout 2013, water flows from Limay and Collon Curá rivers were below historical average, thus affecting Pichi Picún Leufú Hydroelectric Plant generation.

Annual generation was 926 GWh, 42.5% higher compared to 2012 and 14% lower compared to historical average generation. With a 95.3% availability factor and a 100% reliability factor, in 2013 HPPL had an approximately 0.7% share of the country’s total power generation and a 2.3% share of annual hydraulic generation.

EcoEnergía Power Plant

This was the first year of complete operation for EcoEnergía Power Plant within the framework of the Energía Plus program. Annual generation was 96 GWh, with a 93.1% availability factor and a 96.4% reliability factor.

4. A Company behind Business

4.1. Management Quality, Safety, Environment and Health

Petrobras Argentina considers that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management model committed to quality, the people's health and safety, environmental care and energy efficiency.

According to these premises, Petrobras Argentina applies Quality, Safety, Environmental, Energy Efficiency and Occupational Health policies and guidelines which are an integral part of its management model and are followed at all the organization’s levels through the implementation of programs, training efforts and assessments that enable it to be a safe and eco-efficient company, optimize its resources and work for the staff’s quality of life and community welfare.

In 2013, the Company

* improved its Management System by successfully completing the Certifications Program, was recognized by the Argentine Health Ministry as a “Healthy Workplace” company and was granted the National Quality Award by the Argentine Government for Genelba Thermoelectric Power Plant.

* received important awards for its safety management program and upgrading works.

* strengthened control over assurance of legal compliance and project portfolio, with a view to promoting environmental and energy sustainability, both in current operations and investments.

4.1.1. Management Quality

Petrobras Argentina continued with the Improvement Teams initiative that contributes to efficient operations and improved results. To such end, the Company organized teams aimed at improving anomaly management, reducing spills and vents, reducing accidents, upgrading injection systems and reliability of loading and dispatch activities.

Petrobras Argentina submitted technical works at several congresses as for instance the 18th National Congress on Continuous Improvement organized by SAMECO (Continuous Improvement Argentine Society) at Tenaris University.

For the sixth year in a row, Petrobras Argentina participated in the Benchmarking of Management Indicators coordinated by the IPACE (Argentine Professional Institute for Quality and Excellence) and maintained the comparative performance of the previous year which, in general terms, exceeds the average of companies in the large manufacturing segment.

Petrobras Argentina, through its Genelba Thermoelectric Power Plant, received the National Quality Award in the “Large Company Operating Unit” category granted by Fundación Premio Nacional de la Calidad (i.e. the national quality award foundation). Pre-award actions included an assessment of the whole business management on the basis of three fundamental pillars: leadership, management systems and results. This recognition was received from the Chief of Ministers at a ceremony that took place at the Government House of the Republic of Argentina.

During 2013, the Company improved its Management System through the successful completion of the Certifications Program according to the ISO 9001, ISO 14001 and OHSAS 18001 standards, thus showing its commitment to clients, suppliers, shareholders, employees and the community in which it operates. The Annual Certifications Program includes in-house and external audits on maintenance and re-certification of the management system as well as implementation of new certificates. It is a preventive activity for the identification of findings that allow to continue developing management according to the established strategic guidelines.

In addition, during 2013 the following certifications were obtained: Dock Sud and Caleta Paula Terminals in Downstream, Punta Loyola Terminal in Exploration and Production, Energy Efficiency in Genelba according to ISO 50001 standard and Healthy Workplace in the whole Company.

External audits were performed by recognized institutions such as TÜV Rheinland, Bureau Veritas, Internal Auditors Institute of Argentina and Spain, Medical Tech, and the Ministry of Health of the Republic of Argentina. In-house audits were efficiently carried out by the Company’s qualified personnel.

4.1.2. Safety

The Company strengthened assessments and updating of registers relating to the identification and assessment of environmental aspects and impacts as well as registers relating to hazard identification and risk assessment according to the relevant processes and projects.

Indicators combining accidents with lost-time and non-lost time during the last 12 months show a clear decreasing trend which resulted in an improvement in goals and made Petrobras Argentina a benchmark company in its area of activity.

The Company continued developing the Process Safety concept by strengthening initiatives such as qualitative and quantitative assessments to its facilities and training, operational discipline and risk management practices.

With the purpose of minimizing facility risks, during 2013, the Company mainly engaged in risk identification in assets, on-site survey of all electrical equipment and facilities to identify any deviation from the AEA (Argentine Electrotechnical Association) standards, assessment of fire networks using international standards as benchmark, maintenance standardization and test of fire systems and vendor management.

Petrobras Argentina was granted the Annual Safety Award in the Distributors category by the IAPG (i.e.: the Argentinean Oil and Gas Association) for the assessment of accident statistics and safety management. In addition, the Company received the 1st and 2nd awards for works presented at the 2nd Latin American Congress and the 4th National Congress on Safety, Occupational Health and Environment in the Hydrocarbons Industry, organized by the IAPG.

As part of the planned training activities, several training practices and workshops were performed in order to strengthen the basic concepts of the Comprehensive Management System on Safety, Environment and Occupational Health, focusing on the habitual use of supervision, a key factor in the prevention of anomalies.

Certification auditors highlighted that Petrobras Argentina’s assets in Bolivia, Colpa and Caranda, reported more than 6 million man-hours without any accident with lost-time, equivalent to almost 9 years of work, showing a living management system over time which is even capable of evidencing continued and sustained improvement processes. Moreover, Petrobras Argentina’s assets were the first in that country to certify safety and environmental standards in 2001.

The Company moved forward with contingency management and assessment improvement programs and with drills and training for emergency response to spills at gas stations, gas leaks and fire at Genelba Power Plant, spills in Neuquén at Rio Coyle and other.

4.1.3. Environment

During 2013, the Company continued implementing its Project Portfolio with the purpose of minimizing HES-related risks at its facilities. In addition, it focused on the presentation, approval and development of technical and economic feasibility studies for the exploration and drilling of non-conventional systems.

For the eighth year in a row, Petrobras Argentina, through its Headquarters, qualified for inclusion in the Dow Jones Sustainability Index (DJSI) group. This index, the world’s most important sustainability index, assesses social, economic and environmental performance of companies within such index group, and reflects HES-related efforts made by Petrobras Argentina.

The Company is continuously working and developing actions aimed at permanently reducing accidental spill risks mainly under programs for the integrity of aerial and underground ducts and tanks. In addition, monitoring and environmental studies are performed in order to become acquainted with different situations in target sectors. Thus, last year the Zero Spill (“Vazamento Zero”) program was implemented within the Petrobras System.  As from 2013 the Company strengthened the program internally by working out a plan with a strong commitment at the organizational level and with the purpose of preventing spills in all operations with a focus on three fundamental pillars: Management System, Facility Integrity and Contingencies.

Petrobras Argentina received a special recognition for Productive Innovation in the 2013 Integration Award granted by the Brazil Group for works performed in connection with the Austral asset on "Treatment of soils contaminated with hydrocarbons under adverse climate conditions through assisted bioremediation technique”.

The Company continued with systematic environmental care awareness and promotion campaigns, being worth a mention those performed for the Environment Day, the Water Day and the Biodiversity Day.

4.1.4 Energy Efficiency

Moving forward with a focus on securing compliance with the Company’s planned targets as to energy efficiency and emission reduction, the Company continued with the updating of the emission source register and consolidated production-related data register and calculation of emission and efficiency indicators. This will enable to establish programs and goals related to the pertinent activities or plants.

Genelba Thermoelectric Power Plant obtained energy efficiency Certification to the ISO 50001 standard for its Energy Management System, the implementation of which constitutes a solid foundation to continuous optimization by encouraging improved energy efficiency. Thus, the Company is within the group of three companies that achieved this certification in the country and it is the first asset in the Petrobras System that obtained the same.

4.1.5. Occupational Health

Committed to its personnel quality of life, in 2013 Petrobras Argentina continued with its heart safe program under the American Heart Association’s international standards and with its certification as a smoke-free company through the Ministry of Health of the Republic of Argentina. In addition, it was recognized by the before mentioned Ministry as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood in the different assets and as a Healthy Workplace.

The Company continued with its Health Promotion and Protection Program, which not only promotes physical activity and healthy diet habits of its employees but also works on the handling of stress and prevention of diseases and accidents. Within this framework, Petrobras Argentina continued offering its employees individual advice on nutrition and smoking in all assets. During 2013, more than 1,200 employees voluntarily participated in the different programs.

On the other hand, the Company offered cardiopulmonary resuscitation and first aid training courses at all its facilities for almost 1,000 employees. In addition, the Company continued with its physical activities plan in which 1,500 employees participated, carried out flu and tetanus vaccination campaigns throughout the Company and continued with the health and physical activity program specially designed for Fire Brigades and the Travel Medicine program.

Concerning Occupational Health, measurements of the work environment and specific risk maps were completed and follow-up of deviations was performed. The Company also continued with the ergonomics program involving the ergonomic survey of workplaces in all Company assets and specific training for the health team.

The alcohol and drug abuse program continued to be implemented through a new communication campaign for all employees in addition to the performance of informative workshops.

4.2. Our People

Petrobras Argentina is built on the basis of organizational values directed towards encouraging sustainable development, integrated actions and responsibility for results, cultivating readiness for change and an entrepreneurial, innovative and self-improvement spirit.

These values are framed within ethical and transparent principles aimed at recognizing human and cultural diversity and constitute the vehicle for the materialization of actions related to the strategic management of the people involved.

To such end, the Company supports several practices aimed at human resource training, development, attraction and retention, thus building a favorable work environment to achieve organizational results.

In 2013, the Company:

* redesigned its organizational structure in order to align its resources with the organizational models applicable in the current oil industry.

* for the fourth year in a row, the Company ranked among the first four companies of the Oil Club in terms of compensations, thus maintaining a competitive benefit package at market level.

* invested approximately US$2 million in training programs aimed at encouraging development of staff technical and management competencies.

4.2.1. Organizational Structure

During 2013, the Company engaged on a revision process of its organizational structure which resulted in the design and approval of a new model capable of supporting the current business strategy.

4.2.2. Recruiting and Selection

When a position is vacant, Petrobras Argentina encourages the filling of each position with the best qualified candidate through the implementation of several strategies and tools aimed and contributing to the attainment of such goal.

4.2.2.1. Job Posting System “Moviliza”

In 2013, the in-house job-posting system of Petrobras Argentina continued to secure the dissemination of job opportunities throughout the Company, thus facilitating professional development and growth alternatives for employees by means of the posting of job searches in which several applicants from the Company’s  different areas and businesses were considered.

4.2.2.2. Professional Practice

During 2013, Genelba Thermoelectric Power Plant and Puerto General San Martín Petrochemical Plant implemented professional practice programs directed to students from local technical schools aimed at contributing to their training and as a first approach to employment.

This practice allowed to subsequently inviting the same students to participate in recruitment processes for positions similar to those developed during the professional experience.

4.2.2.3. Contact with Universities

Another recruitment source being in the stage of development and consolidation is the contact with Public and Private Universities from different regions of the country which represent a channel for dissemination of the Company’s job search and allow to increase the existing job applicant base.

4.2.3. Human Resource Planning

Petrobras Argentina carries out this process by means of the review of its employees’ career profile, considering their academic and job background, their performance within the Company and the assessment of their competencies.

Such information is a key factor to determine promotions, transfers and other career opportunities for each employee within the Company.

4.2.4. Compensation and Benefits

Petrobras Argentina’s benefit and compensation policy relies on two key principles:  securing external competitiveness and maintaining in-house equity.

Accordingly, every year the Company implements market surveys in order to adjust its benefit package and wage structure to those offered by other companies. As a result, in 2013 the Company granted increases equivalent to those offered by the labor market to personnel not subject to collective bargaining agreements.

4.2.5. Trade Union Relations

Considering the increasing significance of trade union-related matters in human resource strategic management, the Company continued to actively participate in labor negotiations with unions in the industrial sector and geographic areas in which it operates, with the purpose of supporting the best employment conditions for staff under collective bargaining agreements and maintaining a link of permanent cooperation and dialogue with the union sector.

4.2.6. Training and Development

Within the framework of its training strategy, during 2013 Petrobras Argentina made investments of approximately US$2 million in training activities, covering 63% of the total staff.

The available academic offer included corporate individual competencies programs, graduate studies, language training and competency development programs for personnel under collective bargaining agreements, the latter being an innovative practice in the Company’s training activities in the year under review.

Concerning training activities headed by in-house facilitators, Petrobras Argentina continued promoting this methodology through commitment and participation of its own employees in the transfer of knowledge and experience gained throughout their career.

Concerning technical training, the Company developed several programs offering training in specific competencies in all businesses, as well as programs providing the specific know-how required for the Company’s own Gas Station Network.

4.2.7. Performance Management

With the purpose of continuously upgrading this process, in 2013 the Company continued with the implementation of the competency assessment guidelines designed to help leaders perform appraisals, with an integral vision of the performance of each team member and the work team as a whole.

4.2.8. Employees’ commitment and satisfaction

4.2.8.1.          Organizational Climate Survey

During 2013, the Company performed the 9th Organizational Climate Survey involving all Petrobras Argentina’s employees, with a 78% participation rate.

Based on survey data, several action plans were designed and implemented in a transversal manner all across the organization and other initiatives were defined in each specific area.

4.2.8.2           Other Relevant Actions

In order to create room for exchange and updating of the Company’s main target subjects, the Chief Executive Officer continued performing videoconferences to report the results of each business unit and other highlights of the Company's current situation.

Concerning actions aimed at strengthening the relationship with its personnel and encouraging identification with the Company, the Company engaged again in actions for the recognition of the career of almost 144 employees who had their 10, 20, 30 or 40 years’ anniversaries with the Company.

Also, the Company recognized performance of 10 employees for their outstanding commitment during the year while other integration and recognition actions were organized such as celebration of special days and Petrobras Important Visit (PIV) for employees to share a day with their children and other family members.

4.3. Corporate Social Responsibility

In the eyes of Petrobras Argentina, Corporate Social Responsibility is a form of integrated, ethical and transparent management of its businesses and activities and of its relation with all targets. The Company’s management policy is based on human rights’ and citizenship promotion, respect for human and cultural diversity, disapproval of discrimination, degrading work and children and slave work and contributes to sustainable development and reduction of social inequality.

In 2013, the Company

* worked out the third Social and Environmental Report, a document that describes the Company’s performance and its strategy to do business with social and environmental responsibility.

* supported 31 social projects and productive undertakings in the locations where it operates, promoting local development and inclusion.

* implemented the Corporate Volunteer Program “Petrobras Positive Energy”, conceived as a tool for social transformation representing the employees’ interest for participation.

* in alliance with San Andrés University, supported the Environmental Organizations Development Program.

4.3.1. Sustainable Management

Petrobras Argentina continued with the implementation of actions and policies focused on the reinforcement of a sustainable culture and worked out its third Social and Environmental Report, a document that describes the performance in the area during 2012 and the strategy to conduct business with social and environmental responsibility.

As a result, Petrobras Argentina received recognition from several institutions. Along these lines, the Company continued to be among the 10 top companies in the Sustainability-Oriented Corporate Management category of the Corporate Citizenship Award granted by the American Chamber of Commerce (AmCham) in Argentina and was granted the Corporate Institutional Excellence award by IDEA.

4.3.2.  Social Investment Program

Petrobras Argentina acts proactively by developing and contributing social initiatives in locations close to its operations, the continuity of its programs being worth a mention.

During 2013, the Company supported the implementation of 31 projects of its Fourth Contest in the areas where it has productive assets. This support is provided for 2 years and involves a monetary award and technical support and training activities through social organizations specialized in action lines for each project, with the purpose of generating greater potential and long-term social impact in selected projects and undertakings.

Concerning projects on Social Productive Undertakings, through an alliance with NESsT, the Company provides, among other things, training and assistance for the working out of business plans, organization planning for self-financing and assistance on the implementation or expansion of corporate activities.

Organizations with projects selected in the fields of Education for professional qualification and Guarantee of children’s and adolescents’ rights receive training on target subjects for an integral management of their projects and participate in a permanent follow-up and monitoring process.

The Program also involves promotion of strengthening, training and interaction initiatives for the creation of alliances and exchange of experiences. In 2013, Petrobras Argentina organized 2 free training days for social organizations in Bahía Blanca on core subjects for their management and involved 200 participants.

In addition, during 2013, Petrobras Argentina sponsored IARSE International Congress, the IV CSR and Sustainability Forum in the Autonomous City of Buenos Aires and continued supporting Non-Profit Organizations Graduate Courses at San Andrés University and granted 2 traineeships.

4.3.3. Environmental Program

Program for the Development of Environmental Social Organizations

Between October 2012 and September 2013 the Program for the Development of Environmental Social Organizations was developed in alliance with San Andres University. The Program was designed for people working in environmental social organizations and performing in managerial and technical areas, advisors or members of management bodies wishing to strengthen their vision and management planning capacity in general and leaders and social entrepreneurs who promote sustainable development and environmental care.

The program included three components:

1)   a training seminar to 39 representatives from 32 environmental social organizations.

2) a document on institutional strengthening needs and management capabilities required in environmental social organizations, and organization of a day for presentation of the document.

3)  an open extension seminar to discuss from the viewpoint of different disciplines the role and potential of environmental social organizations as promoters of sustainability, with the participation of 80 representatives from organizations, companies and public bodies.

AcercaRSE

In Zárate, Petrobras Argentina continued taking part of AcercaRSE, an initiative undertaken jointly with companies within such area. The waste separation and recycling Program “Waste is Useful” continued to be implemented in 2013 with the purpose of stimulating community commitment to on-site cleaning and hygiene and to environmental care through a responsible handling of waste.

4.3.4. Volunteering Actions

Petrobras Positive Energy

The volunteering program was launched in 2013 in a fully participative modality, since employees are those who submit projects and initiatives with a social or solidarity purpose. This year, the Company received 14 proposals, 7 of which were selected and scheduled for 2013 and 2014 by the volunteering committee, also composed by employees.

These actions were performed by 122 volunteers, including family members and friends, who devoted 670 working hours and more than 581 non-working hours. As a result of such actions, assistance was provided to 13 social organizations working with children, adolescents, adults and old people that are in a vulnerable social situation.

4.3.5. Community Relations Committees

With the purpose of strengthening the relationship with the local community, Petrobras Argentina continued implementing action plans in its different assets.

4.4. Communications

Petrobras Argentina knows that communicating to the different target segments is of the essence to encourage all areas to work towards the same goal and in line with the same business objectives.

In 2013, the Company

* contributed to the strengthening of the image of the Asphalt, Bunker and Lubricant businesses, both in the media and specialized fairs.

* continued strengthening brand presence in the Argentine market through the support to cultural and sport initiatives such as the sponsorship to the Super TC 2000 Petrobras Team and several community relation actions including, among others, the 10th arteBA-Petrobras Award to visual arts and the Petrobras Buenos Aires Photo Award or the Petrobras Energy for Children Program.

* developed several in-house communication campaigns in order to reach the different target publics.

4.4.1. Press and External Communication

Throughout 2013 the Company worked out and sent to the main national, provincial and international media approximately 50 press releases related to business or institutional matters, including the sale of interest in Distrilec, gas discovery in the province of Neuquén, exploration investments in Vaca Muerta non-conventional fields, the Corporate Institutional Excellence award granted by IDEA and the National Quality Award granted to Genelba Thermoelectric Power Plant, among others.

The Company’s support to the 2013 edition of ArteBA and BA Photo, the Honda Petrobras team in the Super TC 2000 and the launching and award event of the IV Contest on Social Projects, in addition to training courses for social organizations, among other areas of interest, were disseminated through different media related to art, culture, sports and social responsibility.

4.4.2. In-house Communication and Editorial

During 2013, Petrobras Argentina communicated policies, actions and institutional messages to its employees through its different dissemination channels.

On the Intranet, its main information portal, the Company published articles that included information on the company's businesses and areas.

On the digital level, in addition to the communication with its employees via the Intranet and other digital media, the Company developed an in-house newsletter aimed at building loyalty among the Company’s areas and reaching the target audience that does not have access to the Intranet or that, due to its work modality, prefer to read print publications.

In addition, the Company worked out and organized a visit of employees’ family members to their workplaces, and worked on the water care subject in all the Company assets.

2013 Campaigns

During 2013, the Company continued with several campaigns, including, among the most relevant ones, the campaign for participation in the Organizational Climate Survey and the Blood Donation campaign. Regarding HES, efforts were made in the communication of issues related to Safety, Environment and Health, among others.

In addition, the Communication area supported the Corporate Social Responsibility area campaigns such as the Contest on Social Projects and the Solidarity Fair, and other campaigns related to Equity Security, Products and our businesses.

4.4.3. Sponsoring

For more than ten years ago Petrobras Argentina has been supporting Argentine cultural and sport initiatives based on the premise that being present at major community events is a way to strengthen its presence and leadership.

The Company’s main sponsorships in 2013 included:

- ArteBA: for the tenth year in a row, Petrobras Argentina was the main sponsor of arteBA and arteBA-Petrobras Award to Visual Arts.

- Buenos Aires Photo: for the ninth year in a row, the Company was the main sponsor of this fair at the Buenos Aires’ Palais de Glace and granted the Petrobras Buenos Aires Photo Award.

- Super TC 2000: in the twelfth year of sponsoring of the Honda-Petrobras team, we continued supporting Argentine motor racing together with a new technical structure headed by Sergio Polze.

- Oil & Gas 2013: The Company participated in the industry’s most important fair in the region.

- ADN Experience: the Company sponsored the interdisciplinary cultural cycle involving eight meetings with renowned artists and personalities for our audience. Six meetings were held at the Buenos Aires Latin American Art Museum (MALBA) and other two meetings at the Colon Theater.

4.4.4. Advertising and Brand

During 2013, advertising actions were focused on disseminating the winners of the 4th Contest on Social Projects in the main media of the interior of the country where Petrobras has its assets. The advertising campaign included ads in print media, radio and the Internet. During the second semester, such campaign included advertising of the Lubrax product, continuing with the previously launched campaign to help revitalize the brand.

Strengthening the Company’s leadership, in the cultural context of the Argentine market, several mass media communication campaigns were launched in connection with arteBA and BA Photo cultural sponsorships and the respective awards granted by the Company, thus securing continuity over time.

In addition, campaigns in specialized print media were developed for the Bunker, Asphalt and Mining businesses.

5. Corporate Governance

The Corporate Governance best practices, referred to as a set of policies, systems, standards and procedures regulating the Company’s management and development, provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, suppliers and the community in general.

Ethics in the conduction of business, transparency in the relationship with targets and trustworthiness of the financial information generated by the Company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2013, efforts continued to consolidate several initiatives implemented as from 2004, aimed at strengthening Corporate Governance good practices:

* concerning the Audit Committee’s performance, a fluent interaction with the different company sectors is observed in addition to a high involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and USA.

* the tools and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 allowed informants to report any irregularity to the Audit Committee on a confidential and anonymous basis.

* the Ombudsman’s Office is a channel that facilitates review and handling of claims, opinions, suggestions, requests and expectations of people directly or indirectly related to the Company.

* relevant information was disclosed to the market in accordance with the standards and practices established by the Company, being respectful of good market practices, complying with applicable legal requirements and adjusting such standards and practices to the new provisions of Law No. 26,831 (Capital Market Law) and the Revised Text of the CNV included in General Resolution No. 622/13.

In compliance with Section 1, Chapter I, Title IV of the Rules issued by the CNV (2013 Revised Text), the Company worked out the Corporate Governance Code for fiscal year ended December 31, 2013, attached hereto as an exhibit and which thoroughly reviews the principles and recommendations included in Exhibit IV to the before mentioned Title. This Code, which follows the guidelines adopted under General Resolution No.606/12, comprises nine corporate governance principles and each principle, in turn, contains a series of recommendations and comments where principles include general concepts underlying good corporate governance, recommendations suggest a framework for application of such principles and comments indicate how to implement the good practice in question.

In addition, since 2006 the Company (formerly, through its holding company), as a company registered with the US Securities and Exchange Commission (SEC), has obtained certification of the effectiveness of internal controls over financial reporting, in compliance with Section 404 of the Sarbanes-Oxley Law.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations. This law aims at strengthening the confidence of investors in the financial information of the companies involved and in the exchange markets on which their securities are listed.

5.1. Management and Administration

Board of Directors

Pursuant to Petrobras Argentina’s Bylaws, the Board of Directors that formally meets at least once every three months shall be composed by nine regular directors who are elected for a three-year term and renewed by thirds each year. The Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment.

The table below sets out the current structure of the Company’s Board of Directors, as approved by Petrobras Argentina’s General Regular and Special Shareholders’ Meeting held on March 21, 2013, including any subsequent changes:

Name	Position
Paulo Cézar Amaro Aquino	Chairman
Jorge José Nahas Neto	Vice Chairman
José Raimundo Brandão Pereira	Director
Antonio Eduardo Monteiro de Castro	Director
Cedric Bridger	Director
Roberto Monti	Director
Juan Fattobene	Director
Luiz Alberto Gaspar Domingues (*)	Director
Luis Miguel Sas	Director
Luiz Gustavo Primo de Siqueira Gustavo Tardin Barbosa Eduardo Autran de Almeida Jr. Luciana Bastos de Freitas Rachid Ronaldo Batista Assunção (*) Daniel Casal Alejandro Poletto David René Jacoby	Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director

 (*)  The Company’s Board of Directors, at the meeting held on June 3, 2013, dealt with and resolved to accept the resignation of Carlos Alberto Da Costa from his position as Regular Director. Given the vacancy in the Regular Director position, in such meeting the Board of Directors resolved that the respective Alternate Director Luiz Alberto Gaspar Domingues, as resolved at the General Regular and Special Shareholders’ Meeting dated March 21, 2013, be appointed Regular Director. In addition, the Company’s Statutory Syndic Committee, at the meeting held on the same date, upon the powers conferred under Section 258 of the Business Associations Law, appointed Ronaldo Batista Assunção as Alternate Director, with the Board of Directors having taken notice of such appointment.

Pursuant to Section 11, Article III, Chapter III, Title II of the CNV Rules (2013 Revised Text), Cedric Bridger, Roberto Monti, Juan Fattobene, Alejandro Poletto and David Jacoby are independent Directors, the other directors being non-independent in accordance with such rule.

Compensation

Compensation of the Board of Directors’ members is determined at the General Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of the Company’s profits. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap when all profits are distributed. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits need to be exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the General Regular Shareholders’ Meeting.

Executive Officers

The table below sets out the names and positions of Petrobras Argentina’s executive officers:

Name	Position
Ronaldo Batista Assunção	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazão	Director of Oil and Gas Exploration and Production
Luiz Alberto Gaspar Domingues	Downstream Director
Adelson Antonio da Silva	Corporate and Services Director
Daniel Casal	Executive Manager of Legal Affairs
Allan Blumenthal	Executive Manager of Gas and Energy
Alfredo Guía y Diaz	Executive Manager of Strategy, Planning and Performance

Compensation

The compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and pay benchmarking data. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Argentina’s results of operations and the achievement of individual objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan and supplementary pension plan (see Note 26.2 to the separate and consolidated financial statements).

5.2. Decision-making and Internal Control System

Petrobras Argentina’s operations are divided into Business Units which are, in turn, supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Argentina is managed by an Executive Committee composed of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Downstream Director and the Corporate and Services Director.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control system is supported by the policies established by the Executive Committee and by systems and procedures operated by qualified personnel. This Internal Control system is designed to ensure achievement of the Company’s objectives, securing efficiency of operations, reliability of financial reporting and compliance with applicable laws, rules and policies in general.

5.3. Audit Committee

Pursuant to Sections 109 and 110 of Law No. 26,831 (Capital Market Law) and the CNV Rules, public companies must have an Audit Committee composed of at least three members of the Board of Directors. On May 21, 2003, the Company’s Board approved the implementation process provided under General Resolution No. 400/02 issued by the CNV. This Resolution also establishes that the implementation and operation of the Audit Committee shall be stated in the Company’s internal regulations or bylaws.

In compliance with the above resolution, on March 19, 2004 the General Regular Shareholders’ Meeting approved, among other measures, the addition of a section to our bylaws regarding the structure and operation of the Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of the financial statements, (2) compliance with applicable legal, regulatory and conduct requirements, (3) qualification and independence of the external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the performance of the internal audit and the Independent Auditor function.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members must be independent, under the standards provided for in the regulations of the SEC and NYSE (provided such regulations are applicable to non-US issuers and taking into account all the exceptions therein stated), while under the CNV regulations only a majority of its members must be independent.  Considering that the Company’s shares constituting its capital stock are listed on the New York Stock Exchange through an American Depositary Shares program, thus being subject to the NYSE and the SEC regulations, the Audit Committee is fully composed of independent Directors, to wit: Cedric Bridger, Roberto Monti and Juan Fattobene as regular members and Alejandro Poletto and David René Jacoby as alternate members.

The Audit Committee works out an annual action plan for each fiscal year that is reported to the Board of Directors and the Statutory Syndic Committee. The Directors, members of the Statutory Syndic Committee, managers and external auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. The Audit Committee will have access to the information and documentation deemed necessary for the fulfillment of its functions. For the proper performance of its duties, the Committee may hire, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the General Shareholders’ Meeting.

The Audit Committee has the following powers and responsibilities:

a) To supervise the performance of the internal control and administrative and accounting systems, as well as the trustworthiness of the latter and of all the financial information or of other relevant events to be reported to the CNV and to markets in compliance with the applicable reporting requirements.

b) To establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise and to communicate these opinions to the markets as required by the CNV.

d) To provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) To issue an opinion regarding the reasonableness of the compensation and stock option plans for the Company’s directors and managers proposed by the Board of Directors.

f) To issue an opinion regarding compliance with legal requirements and reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) To issue at least at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) To issue an opinion at the Shareholders’ Meeting on the proposal submitted by the Board for the appointment (or revocation) of the Independent Auditor.

i) To evaluate the qualifications and independence of the external auditor.

j) To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the Independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) To evaluate the quality of, and the main changes to the application of, the Company’s accounting standards.

5.4. Compensation Committee

For a better supervision of salary and compensation programs, the Board of Directors of Petrobras Argentina created a Compensation Committee at the Meeting held on October 6, 2006. The main purpose of this Committee is to assure compliance with and revise, whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee operates on a permanent basis, approves matters relating to compensation policies, including variable compensation practices and must report to the Board of Directors at least semiannually.

5.5. Statutory Syndic Committee

The Company has a Statutory Syndic Committee comprised of three regular members and three alternate members. The table below sets out the name of each member of the Statutory Syndic Committee, approved by the General Regular and Special Shareholders’ Meeting held on March 21, 2013.

Name	Position
Juan Carlos Cincotta	Member
Justo Federico Norman	Member
Rogelio Norberto Maciel	Member
Olga M. Morrone de Quintana	Alternate Member
Mariana Paula Ardizzone	Alternate Member
María Laura Maciel	Alternate Member

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the General Shareholders’ Meeting to serve for a renewable term of one year. The primary responsibility of the Statutory Syndic Committee is to monitor Management’s compliance with the Business Associations Law, the Company’s bylaws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending Board of Directors’ and shareholders’ meetings, (ii) calling General Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Associations Law, (iii) submitting a report on the Board of Directors’ reports and the Company’s annual financial statements at Regular Shareholders’ Meetings, and (iv) investigating written complaints from shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee shall not be involved in the control of the Management’s performance and, accordingly, shall not evaluate the business criterion and decisions made on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.

6. Dividends

Pursuant to the Business Associations Law, the Company may only pay dividends to shareholders from the net profits reflected in its approved annual audited financial statements. The Company’s Board of Directors may declare interim dividends and each member of the Board of Directors and of the Statutory Syndic Committee, as far as their functions are concerned, will be jointly and severally liable for any payments made in excess of net profits at year-end. The declaration, amount and payment of dividends to shareholders are subject to approval by the General Regular Shareholders’ Meeting. Under the Company’s bylaws, net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of Corporate Capital and Capital Adjustment; b) compensation of the members of the Board of Directors and Statutory Syndic Committee; c) dividends on preferred stock with priority to unpaid cumulative dividends and d) dividends on common stock or to an optional reserve fund or a contingency fund, or to a new account, or as otherwise determined by the Shareholders’ Meeting. Dividends shall be paid pro rata to the respective paid-in amount within the year of their declaration and distributed to each shareholder pro rata to the number of common shares held by each shareholder.

Under Law No. 25,063, any dividends distributed by Petrobras Argentina, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a 35% income tax withholding, as one-time and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up to income as determined under the general provisions of the Income Tax Law, any dividends or income from other corporations not considered in the computation of said income for the same tax period or periods.

Under the amendment of Law No. 26,893, any dividends received by individuals or undivided estates residing in the country and by any beneficiary thereof having domicile or located abroad will be subject to Income Tax and a 10% tax rate, as one-time and definitive payment, without prejudice to the 35% withholding as may be applicable under Law No. 25,063.

7. Analysis of the Consolidated Results of Operations

7.1. Factors affecting our consolidated results of operations

7.1.1. Argentine economic situation

Value of the Peso Against Foreign Currencies

As of December 31, 2013, the peso-U.S. dollar rate of exchange was P$6.49 per U.S. dollar, compared to P$4.91 per U.S. dollar as of December 31, 2012, respectively.

As of December 31, 2013 and 2012, our financial debt was mainly denominated in US dollars. This situation exposed the Company to risks associated with the exchange rate, the impact of which was mitigated by certain financial assets maintained in US dollars.

However, the impact on our results of operations deriving from variations in exchange rates related to our financial debt is offset by net investments in foreign operations denominated in foreign currency which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income. Accordingly, the Company has a net monetary asset position in foreign currency.

With the accounting considerations stated, exchange differences for fiscal years 2013 and 2012 accounted for gains of P$171 million and P$138 million, respectively.

Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.

The CNV, through General Resolution No. 441, mandated that as from March 1, 2003 all financial statements should be stated in nominal currency. If inflation accounting were reinstated, financial statements would have to be stated in constant currency.

In 2013, 2012 and 2011, consumer price indexes, according to statistics from the National Institute of Statistics and Census, reflected an inflation of 10.9%, 10.8% and 9.5% and wholesale price indexes rose 14.7%, 12.9% and 12.7%, respectively.

Inflation could also adversely affect comparability between fiscal years presented in this report.

7.1.2. Regulations of the Energy Industry in Argentina

In the context of sustained increase in commodity prices until the global financial crisis that erupted in 2008 third quarter, over the past several years the Argentine government has imposed a series of regulations, particularly focused on the energy sector, aimed at easing the impact of inflationary pressures resulting from such scenario and securing energy supply to the domestic market.

Natural Gas

In 2007, the Argentine government and producers signed a new Natural Gas Producers Agreement whose main goals were to secure supply of the domestic demand for gas and the gradual recovery in prices in all the market segments.

As regards the first goal, the agreement established domestic market supply commitments for each producer. The above agreement was approved by Resolution No. 599/07 of the Secretary of Energy and provided for successive maturities for each segment, with the residential supply commitment expiring last in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above mentioned segments.

In addition, the above Resolution established that on December 31, 2009 natural gas producers’ commitments to supply the CNG and power plant market segments would terminate. However, the Secretary of Energy decided to extend those supply commitments.

As regards the second goal, that is, the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the residential segment, however, prices did not increase significantly, this having a negative impact on natural gas sales.

Regarding the CNG segment, in August 2012 the Secretary of Energy, through Resolution No. 1,445, set a new price relating to natural gas for CNG services of P$0,4945 per cubic meter, accounting for an estimated increase of 300%, and provided for the investment of the additional resources obtained in the development of conventional gas resources.

Concerning Resolution No.599/07 of the Secretary of Energy which expired on December 31, 2011, the government provisionally extended, through Resolution No. 172/2011 issued by the Secretary of Energy, the gas allocation rules set under Resolution No. 599/07 issued by the Secretary of Energy until substitute measures are adopted, meaning the continuation of the sales mix of Petrobras Argentina.

In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and that exports sales have to be authorized on a case-by-case basis by the Argentine Executive Branch.

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of US$5 per million British thermal unit (MMBtu) was initially established subject to adjustment pursuant to a formula based on international price references for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of this rise on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through the rise in withholdings.

In September 2008, through Resolution No. 1,070/08 issued by the Secretary of Energy, the Argentine government approved a Natural Gas Producers Agreement to reduce the price of 10 kg. butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in LPG sales price is financed with producers’ contributions, originally equivalent to 65% of the price increase resulting from the above Resolution, and subsequently equivalent to 100% as from December 2008. Later on, under Resolution No. 1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 Residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by Resolution No. 1070/08 issued by the Secretary of Energy was renewed for the years 2010, 2011, 2012 and 2013. By the end of 2013 the Fifth Addendum to this Agreement was signed for the year 2014.

In addition, a Trust Fund was created (Decree No. 2,067/08) to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of the transportation and/or distribution regulated services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a Social Peace agreement which provided that such companies should maintain the production activity level in exchange for an improvement in the wellhead price of natural gas for the Power Plant segment, that would result in a 30% increase in such sector.

In October 2010, through Resolution I-1,410 issued by ENARGAS, the natural gas delivery method was modified, placing a priority on the supply of the Residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above volumes committed under the Natural Gas Producers Agreement (Resolution No. 599/07 issued by the Secretary of Energy).

Finally, in November 2011, through Resolution No. 1,982 issued by ENARGAS, the amount to be received by the Trust Fund created under Decree 2,067/08 was increased as from December 2011 consumptions, and the consumer base falling within the scope of the resolution was broadened. Subsequently, Resolution No. 1,991 issued by ENARGAS detailed large consumers falling within the scope of such resolution and provided for the procedure to request for exclusion, if applicable. Consumption of natural gas at Bahía Blanca Refinery in connection with oil refining activities, and at Cóndor and Barda Las Vegas plants in connection with natural gas processing fell within the scope of the above resolution.

Law 26,741 passed in May 2012 declared of public interest and a priority objective of the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree 1,277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime. These rules establish a Hydrocarbon Investment Plan designed to seek maximization of investments and sustainability of the activity in the short, medium and long term. In addition, certain sections of Decrees 1,055/89, 1,212/89 and 1,589/89 were repealed. Those sections provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices. The Company has complied with all applicable reporting requirements.

In February 2013, the Strategic Planning and Coordination Commission for the National Hydrocarbons Investment Plan issued Resolution No. 1/2013 whereby the Excess Natural Gas Injection Incentive Program was created. Under such program, producers were required to submit their Projects for Increase in Total Natural Gas Injection for a maximum period of 5 years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of 7.50 US$/MMBTU is established for natural gas Excess Injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. The Company submitted its Project in due time and manner and is currently working on said Project with the before mentioned Commission.

In turn, in November 2013, through Resolution No. 60/2013, the Commission created the Natural Gas Injection Incentive Program for Companies with Reduced Injection. Producers are required to submit projects to increase natural gas production levels no later than March 31, 2014. Such program is directed to companies without previous production or with a maximum production of 3.5 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Program mentioned in the preceding paragraph and meeting the relevant requirements may request withdrawal from such program and admission in the current program.

Export withholdings

The Public Emergency Law No. 25,561 established a regime of withholding taxes on hydrocarbon exports. The taxes withheld are deducted from the sales price.

In order to secure domestic supply and discourage exports, the Ministry of Economy and Production issued Resolution No. 394/07, effective November 2007, which provided for a change in the method for withholding on hydrocarbon exports and placed the treatment given to certain oil related products on the same level as that of crude oil. This change implies the application of an incremental withholding rate on crude oil exports, capping the price of standard crude oil at U$S42 per barrel when the international price for crude oil exceeds US$60.9 per barrel. When the international price for crude oil ranges between US$45 and US$60.9 per barrel, a 45% withholding tax is applied.

Instead, if the international price for crude oil decreases below US$45 per barrel, the authorities will have to set new rates within 90 days. A similar withholding regime applies to exports of oil related products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices.

In addition, in March 2008, the Ministry of Economy and Production issued Resolution No. 127/08 amending Resolution No. 534/2006, which provided for a 45% tax rate on gas imports from Bolivia and imposed a 100% withholding tax on natural gas exports, considering the highest price for natural gas set under agreements for natural gas imports into Argentina, as applicable. Under the above mentioned resolution, the method for calculating withholdings on exports of crude oil was also applied to LPG.

Downstream margins

As from 2007 fuel prices in the domestic market increased gradually and this resulted in a partial recovery in marketing margins.

In addition, under Law No. 26,022/2005, diesel oil imports and sales in the domestic market of import volumes were exempted from the tax on liquid fuels and natural gas and from the tax on diesel oil and other taxes. During subsequent years, this exemption was incorporated into the Argentine Budget Law.

Electricity Generation

With the enactment of the Public Emergency Law, in 2002 the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”) and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and reinstated seasonal adjustments, recognizing increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy organized an investment fund called “Fund for the Investment Needed to Increase the Supply of Electricity in the Wholesale Market” (FONINVEMEM I), for the purpose of encouraging WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina.

In subsequent years, a set of rules were implemented aimed at the recovery of generators’ margins, collection of amounts owed by the Wholesale Electricity Market and reshaping of the electrical system as a whole.

In November 2010, an agreement was entered into between generators and the Secretary of Energy to start reshaping of the WEM and comply with Resolution No. 1,427/2004. Pursuant to this agreement, thermal generators started receiving a highest price for the monthly available power based on its availability. In addition, higher operation and maintenance costs were recognized according to the fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and make new investments with sales proceeds with maturity dates to be defined and not falling within the scope of Resolution No. 724/08. As from 2012, the agreement was terminated.

In March 2013, the Secretary of Energy approved Resolution No. 95/2013 involving changes in the compensation scheme for WEM Generators, Co-generators and Self-generators except for Plus Generators, Binational Hydroelectric Generation and Nuclear Generation, among others. The following changes are applicable to Generators adhering to this new scheme:

a) changes in the compensation of generation companies according to their production scale and technology. Non fuel fixed and variable costs and an additional compensation are paid; payment of the latter two items is subject to the generation of each power plant, with a portion of the additional compensation being applied to a trust to finance works in the electricity sector.

b) temporary suspension of agreements among private companies, in connection with both energy and fuels and related products, that will be managed by CAMMESA.

Regulation of Utilities

The enactment of the Public Emergency Law significantly altered the economic and financial scenario faced by Argentine utility companies. In particular, the size of the devaluation impact, in a context of fixed revenues as a consequence of the pesification of tariffs, affected the economic and financial position of said companies, including their ability to satisfy certain loan agreement provisions.

The Public Emergency Law provided for the pesification of tariffs for utility services and the elimination of indexation clauses applicable to these tariffs. In addition, the Argentine Executive Branch was authorized to renegotiate contracts with utility companies. The Utilities Contract Renegotiation and Analysis Committee (“UNIREN”) was created to provide assistance in the utilities renegotiation process.

UNIREN is currently renegotiating the contract with TGS (see Note 13.1.5 to the separate and consolidated financial statements). We are unable to predict the future development of the renegotiation process involving tariffs and TGS concession contract or the impact it may have on the results of operations or the financial position of that company.

Pursuant to Law No. 26,896, enacted in December 2013, the term to renegotiate contracts for public works and utility services was extended through December 31, 2015.

Restructuring of CIESA’s debt

On July 13, 2012, CIESA, Grupo Pampa and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuits before the New York State Courts and terminated the same and whereby CIESA paid off all the Financial Debt. As a result of this transaction, in 2012 third quarter the Company recorded a gain of P$291 million attributable to its equity interest in CIESA (see Note 13.1. to the separate and consolidated financial statements).

Pursuant to the Agreement referred to above and to the resolutions adopted at CIESA’s Board of Directors’ Meeting held on October 23, 2012, on January 2, 2013 CIESA gave notice to the CNV of full payment of its Corporate Bonds and started all necessary formalities for CIESA to withdraw from the Public Offering and Listing System.

7.1.3. Migration of operating agreements with Venezuela

Within the framework of the oil contract renegotiation process started by the Venezuelan government, in August 2006 we signed the pertinent agreements in order to effect migration of operating agreements into mixed companies, whereby the Venezuelan government was entitled to a 60% ownership. (See Note 13.2 to the separate and consolidated financial statements).

The new operating conditions derived from migration of operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the business plans to be implemented to develop mixed companies’ reserves.

7.1.4. Commodity Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil related product prices.

International prices for crude oil have fluctuated significantly over the last ten years.  Changes in crude oil prices usually entail changes in the price for oil related products.

In 2013, Brent crude oil from the United Kingdom and recent benchmark of world crude oils, averaged US$108.8 per barrel, down 3% compared to previous year. West Texas Intermediate (WTI) benchmark crude oil averaged US$97.9 per barrel in the year under review, 4% higher compared to the same period of 2012. The spread between both oil varieties was US$10.9 per barrel, accounting for a significant decline compared to 2012, though still far from the historical spread.

7.1.5 Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from IAPG (the Argentine Oil and Gas Institute), proved oil and gas reserves dropped by 15% in the 2006-2011 period. In 2013, oil production accumulated as of November averaged 540 thousand barrels per day, accounting for a 5% drop compared to 2012. Gas production declined 5% to 114.3 million cubic meters per day.

In this context, our oil and gas reserves in Argentina, net of additions, declined 3% in 2013. The Company’s equivalent production decreased 3% in 2013.

The Company’s business plan provides for exploration investments in Argentina.

Due to risks inherent to exploration activities, the Company’s Management cannot assure that this downward trend in our Argentine reserves will be reversed.

7.1.6. Operations in Ecuador

As from 2006 the Ecuadorian government implemented far-reaching tax and regulatory reforms in connection with hydrocarbon activities, which involved material changes in the conditions set forth at the time of execution of participation agreements (see Note 28 to the separate and consolidated financial statements).

These changes have materially modified the conditions set forth at the time of execution of participation agreements, adversely affecting profitability prospects on projects, with the consequent negative impact on our assessment of investment recoverability.

Pursuant to the provisions in Section 9 of the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments at closing of each fiscal year, at an annual adjustable rate considered reasonable for this type of projects in Ecuador, and a term was determined for the Company and the Ecuadorian State to agree on settlement of the agreement. The settlement made by the Ecuadorian State in March 2011 does not comply with the procedure to determine the settlement price established in the Amendment Agreements by the parties concerned, which procedure may not be unilaterally modified. Therefore, the Company sent a notice to the Ecuadorian State informing on the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments entered into between Argentina and Ecuador. This implies the opening of a negotiation period prior to possible arbitration.

In addition, since no agreement was reached with the Ecuadorian State, on June 21, 2013 EcuadorTLC S.A., Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a notice of dispute under the terms of the Amendatory Agreements and informed thereby their decision to submit the matter to international arbitration, according to the Arbitration Rules of the United Nations Commission on International Trade Law.

As of December 31, 2013, the Company recorded P$347 million to be recovered from the Ecuadorian State as provided under the Amendatory Agreements, in the Other current receivables line (Note 28 to the consolidated financial statements). Such amount does not include calculation of the adjustment provided for in such agreements since the Company considers that it is not possible to determine with certainty the applicable adjustment rate.

As of the date of these financial statements, the Company is taking the necessary steps to obtain from the Ecuadorian State payment of the compensation provided for in the above mentioned agreements.

7.1.7. Changes in E&P asset and concession portfolio

On May 31, 2012, the Company acquired a 39.671% equity interest in PELSA from its controlling company Petrobras Participaciones S.L., and thus obtained as from such date corporate control over the company with a 58.88% shareholding.

In 2013, the Province of Chubut approved a ten-year extension of the concession agreement for El Tordillo and La Tapera-Puesto Quiroga areas.

As regards Veta Escondida area, in December 2013 the Company reached an out-of-court agreement with the Province of Neuquén to settle the dispute over the exploitation concession for such area.

7.1.8. Divestment of Distrilec

In January 30, 2013, the Company sold its aggregate direct and indirect interest in PEDASA and PFB, controlling companies of Edesur through Distrilec, and recorded a loss of P$34 million in 2013. (Note 13.1.1 to the consolidated financial statements).

7.2.  Analysis of Consolidated Results of Operations

(in millions of pesos, except where otherwise noted)

The following table sets out the Company’s results of operations for the years ended December 31, 2013 and 2012:

Net income: Net income attributable to the Company’s shareholders increased 161, or 28.8%, to 779 in 2013 from 618 in 2012.

Sales: Sales increased 2,575, or 20.2%, to 15,340 from 12,765 in 2012. This rise is mainly attributable to increases of 1,725, 1,189, 441 and 182 in the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy business segments, respectively. Intercompany sales totaled 6,696 in 2013 and 5,734 in 2012. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2013 increased 934, or 29.7%, to 4,080 from 3,146. This rise is mainly attributable to increases of 470, 297 and 221 in the Oil and Gas Exploration and Production, Petrochemicals and Refining and Distribution business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses rose 367, or 25.7%, to 1,797 from 1,430 in 2012, mainly as a consequence of increases of 143, 87 and 45 in the Refining and Distribution, Oil and Gas Exploration and Production and Petrochemicals business segments, respectively.

Exploration expenses: Exploration expenses totaled 82 in 2013 and 212 in 2012 and are attributable to operations in Argentina. Expenses for both fiscal years are attributable to abandonment of on-shore wells.

Expenses for unsuccessful wells totaled 27 in 2013 and 168 in 2012.

Other operating expenses, net:  Other operating expenses, net totaled losses of 571 and 121 in 2013 and 2012, respectively.

Higher expenses for 2013 are mainly attributable to restructuring of CIESA’s debt, which accounted for a gain of 221 in 2012, the recognition of higher losses of 118 attributable to the plant shutdown in 2013 and a loss of 34 as a result of the sale of Edesur’s shares in the first quarter of 2013.

Share of profit of equity accounted investees: Share of profit of equity accounted investees showed a higher loss of 131 to 279 from 148 in 2012, mainly attributable to an increased loss of 210 in the Oil and Gas Exploration and Production business segment, partially offset by improvements of 46 and 33 in the Gas and Energy and Refining and Distribution business segments, respectively.

Operating income: Operating income improved 116 to 1,351 from 1,235 in 2012. This rise is mainly attributable to increases of 270, 204 and 154 in the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively. Conversely, operating income for the Gas and Energy business segment declined 150 in 2013.

Financial income (expense): Financial income (expense) and holding gains (losses) accounted for a gain of 53 in 2013 compared to a loss of 70 in 2012. This improvement is basically attributable to improved performance of financial assets, with a net monetary asset position in foreign currency, and, to a lesser extent, a lower financial debt burden as a consequence of the Company’s debt reduction policy.

Income tax: Income tax charge accounted for losses of 552 and 492 in 2013 and 2012, respectively, in line with an improvement in results of operations for the year under review.

7.2.1. Analysis of Operating Income

7.2.1.1. Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased 270, or 25.2%, to 1,342 from 1,072 in 2012.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 1,725, or 28.2%, to 7,838 from 6,113 in 2012.

Argentina

Sales attributable to operations in Argentina grew 1,708, or 28.7%, to 7,649 in 2013 from 5,941 in 2012.

Consolidation of PELSA's operations as from June 1, 2012 resulted in the recognition of sales of 1,686 in 2013 and 869 in 2012. Excluding these effects, oil and gas sales rose 867 to 5,963 from 5,072, mainly as a result of a 29.5% improvement in average sales prices, partially offset by an 8.9% decrease in combined daily sales volumes of oil and gas, averaging 73.3 thousand boe per day.

Lower production of both oil and gas is primarily attributable to the natural decline of mature fields. This effect was partially offset by an increase in production volumes derived from new wells in Medanito and Jagüel de los Machos.

Crude oil sales rose 681, or 16.1%, to 4,898 from 4,217 in 2012, mainly due to a 24% increase in the average sales price to P$392 per barrel from P$316 per barrel, basically derived from the partial recovery of domestic prices. Sales volumes totaled 34.2 thousand barrels in 2013 and 36.4 thousand barrels in 2012.

Gas sales rose 209, or 25.1%, to 1,041 from 832, primarily due to a 41.5% increase in the sales price to P$12.2 per Mcf from P$8.6 per Mcf, mainly due to recognition of a higher price for gas plus sold in the Neuquén basin to industries and trading companies. Daily gas sales volumes totaled 234.1 Mcf and 264.1 Mcf in 2013 and 2012, respectively.

Outside of Argentina

Total sales volumes for operations outside of Argentina increased 17, or 9.9%, to 189 from 172, mainly attributable to operations in Bolivia and Mexico.

Gross profit: Gross profit for this business segment increased 470, or 25.2%, to 2,337 in 2013 from 1,867. Margin on sales was 29.8% and 30.5% in 2013 and 2012, respectively.

Consolidation of PELSA’s operations accounted for a gross profit of 642 in 2013 and 355 in 2012. Excluding these effects, gross profit rose 183 to 1,695 from 1,512 and margin on sales decreased to 27.6% from 28.8% in 2012, mainly due to operations in Argentina.

In 2013, gross profit attributable to operations in Argentina increased 173, or 12%, to 1,610 from 1,437, and margin on sales declined to 27% in 2013 from 28.3% in 2012, mainly due to increased production costs and lower sales volumes, offset by the partial recovery of sales prices.

Gross profit for operations outside of Argentina rose 17, or 9.9%, to 85 from 75, with a gross margin on sales of 45% and 43.6%, respectively.

Administrative and selling expenses: administrative and selling expenses increased 87, or 33%, to 350 in 2013 from 263 in 2012, basically as a consequence of consolidation of PELSA’s operations, which accounted for 128 and 61 in 2013 and 2012, respectively.

Exploration expenses: exploration expenses decreased 130, or 61%, to 82 in 2013 from 212 in 2012, as a result of higher expenses for abandonment of on-shore exploration wells in 2012.

Expenses for unsuccessful wells totaled 27 in 2013 and 168 in 2012.

Other operating expenses, net: other operating expenses, net accounted for losses of 227 in 2013 and 194 in 2012.

Share of profit of equity accounted investees: Share of profit of equity accounted investees showed losses of 336 in 2013 and 126 in 2012, mainly derived from investments in Mixed Companies in Venezuela.

As from June 1, 2012 the Company acquired the control of PELSA. For such reason until May 31, 2012 the Company recognized equity in the earnings of PELSA by applying the equity method of accounting, with a gain of 26 in the five-month period ended May 31, 2012.

7.2.1.2. Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment increased 204 to 216 in 2013 from 12 in 2012.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for the Refining and Distribution business segment increased 1,189, or 17.1%, to 8,146 from 6,957 in 2012, mainly as a consequence of a partial recovery in average sales prices, with an improvement of about 26% in refined products, partially offset by the effect of lower sales volumes of crude oil.

In 2013, Bahía Blanca Refinery processed 28,730 oil barrels per day, accounting for a 94.2% of its installed capacity, similar to the 28,722 barrel-per-day volume processed in the previous year.

Crude oil sales to third parties dropped 244, or 25.8%, to 702 in 2013 from 946 in 2012, basically due to a decline in sales volumes.

Total sales volumes of refined products were similar in both fiscal years and totaled 1,962 mm3 in 2013 and 1,992 mm3 in 2012.

In 2013, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related  products totaled 782 mm3, 554 mm3, 480 mm3 and 146 mm3, respectively.

In 2012, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related  products totaled 791 mm3, 547 mm3, 461 mm3 and 194 mm3, respectively.

Gross profit: Gross profit for this business segment increased 221, or 38.6%, to 794 from 573 in 2012, primarily due to an improvement in sales prices which allowed to offset the rise in production costs. As a result, margin on sales rose to 9.7% in 2013 from 8.2% in 2012.

Administrative and selling expenses: administrative and selling expenses increased 143, or 24%, to 728 in 2013 from 585 in 2012, mainly as a consequence of higher selling expenses, basically freights and taxes, associated with increased sales in 2013.

Other operating income (expense), net:  other operating income (expense), net totaled 106 in 2013 and 13 in 2012.

Share of profit of equity accounted investees: Share of profit of equity accounted investees is attributable to equity interest in Refinor, which accounted for gains of 44 and 11 in 2013 and 2012, respectively. Volumes of crude oil processed, mainly directed to export markets, rose 12.5%.

7.2.1.3. Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased 154, or 101.3%, to 306 from 152 in 2012.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 441, or 15.2%, to 3,348 in 2013 from 2,907 in 2012, primarily as a consequence of a 26% rise in average sales prices, offset by a decline in sales volumes.

Styrene product sales rose 345 to 2,238 from 1,893 in 2012, mainly as a consequence of a 25% improvement in average sales prices, partially offset by a 5.5% decrease in sales volumes to 196.1 thousand tons in 2013 from 207,6 thousand tons in 2012.

In 2013, average sales prices in pesos in the styrene and polystyrene lines increased approximately 38%. As regards synthetic rubber, while butadiene international prices sharply dropped, prices in Argentine pesos declined only 1.5%.

Performance of the main styrene products was as follows:

a) styrene sales volumes decreased 1% to 68.4 thousand tons in 2013. This decline is attributable to lower production as a consequence of a plant scheduled shutdown in March and an unscheduled shutdown in July for polymerization of the recycle tower. Placing priority on the domestic market, the Company increased sales in the domestic market by 7%, directed to EPS (Expanded PolyStyrene) and Polyester Resin, partially offsetting a 12% drop in exports.

b) propane, propylene and ethylene sales volumes totaled 19.1 thousand tons, accounting for a 25% decrease. This decline is attributable to lower styrene production and consumption of propane produced by the Company in place of acquired raw material.

c) polystyrene and Bops (bi-oriented polystyrene) sales volumes totaled 58.8 thousand tons, accounting for an 11.6% decline attributable to lower production as a consequence of  trade union conflicts at Zárate Plant between March and June. Sales in the domestic market increased 1% as a consequence of the substitution of the Company’s own production with imported products. Imports of polystyrene totaled 12.5 thousand tons and 0.4 thousand tons in 2013 and 2012, respectively.

d) synthetic rubber sales volumes totaled 49.7 thousand tons, accounting for a 7.1% rise compared to 2012.

Revenues from the catalytic reformer plant operations rose 96, or 9.5%, to 1,110 from 1,014 in 2012, mainly as a consequence of a 22.1% improvement in average sales prices, partially offset by a 10.3% decrease in sales volumes to 352 thousand tons in 2013 from 392 thousand tons in 2012. This decline is attributable to reduced raw material availability.

Gross profit: Gross profit for this business segment increased 297, or 132.6%, to 521 from 224 in 2012, with a rise in margin on sales from 7.7% to 15.6% in 2013. This improvement is due to the combined effect of a recovery of average sales prices and an improvement in styrene international spreads and upgrade at PGSM Plant that allowed to boost production with increased added value by replacing imported aromatics with the Company’s own production.

Administrative and selling expenses: administrative and selling expenses increased 45, or 41%, to 155 in 2013 from 110 in 2012, mainly as a consequence of higher selling expenses, basically freights and taxes, the latter associated with increased sales in 2013.

Other operating expenses, net:  other operating expenses, net accounted for a loss of 60 in 2013 compared to a gain of 38 in 2012, as a consequence of expenses for plant shutdowns in 2013.

7.2.1.4. Gas and Energy

Operating income: Operating income for the Gas and Energy business segment decreased 150, or 27.4%, to 398 from 548 in 2012.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Gross profit: Gross profit for the Gas and Energy business segment rose 53, or 12.2%, to 486 in 2013 from 433 in 2012, mainly in Electricity Generation operations.

Administrative and selling expenses: administrative and selling expenses rose 22, or 28.9%, to 98 in 2013 from 76 in 2012, mainly as a consequence of hydrocarbon marketing and transportation operations with increased selling expenses, basically taxes, associated with higher sales in 2013.

Other operating expenses, net:  Other operating expenses, net accounted for a loss of 3 in 2013 compared to a gain of 224 in 2012, attributable to a gain of 221 derived from restructuring of CIESA’s debt. In 2013, the Company recorded a loss of 34 from the sale of Edesur’s shares in the first quarter of 2013.

Share of profit of equity accounted investees: Share of profit of equity accounted investees showed a gain of 13 in 2013 compared to a loss of 33 in 2012.

Gains for 2013 are mainly attributable to equity interest in CIESA.

The Company recorded a loss of 253 attributable to equity interest in Edesur, basically as a consequence of the deterioration of Edesur’s operating results, which were adversely affected by the increase in operating costs without the pertinent recognition and passing through to tariffs. These effects were partially offset by gains attributable to equity in earnings from CIESA, mainly due to the positive effects derived from restructuring of its debt, in July 2012, resulting in the recognition of a gain of 165.

Electricity Generation

Operating income: Operating income for electricity generation operations increased 42, or 16.3%, to 300 in 2013 from 258 in 2012.

As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market, with operations of Genelba Combined Cycle and Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involved changes in the method of compensation of generation companies according to their production scale and technology.

These regulatory changes generated: (i) an equivalent lower level of sales and costs, and (ii) an improvement in gross profit, derived from the new compensation scheme based on the generator’s production scale, technology and availability.

Sales: Sales for electricity generation decreased 252, or 15.6%, to 1,366 from 1,618 in 2012, mainly due to the implementation of the above mentioned regulatory changes in the WEM, retroactive to February 2013, partially offset by an increased generation level in Pichi Picún Leufú and Ecoenergía Power Plants.

Genelba Power Plant sales decreased 292, or 37%, to 495 from 787 in 2012. Electricity sales for 2013 dropped 4.8% to 5,258 GWh from 5,520 GWh, basically due to scheduled maintenance works performed during the year under review. Within this context, the Power Plant availability factor and reliability factor were 93% and 95% in 2013 and 99.1% and 95.7% in 2012, respectively.

Sales attributable to Genelba Plus increased 61, or 13.8%, to 504 from 443 in 2012, as a consequence of an improvement in average sale prices in Argentine pesos. Sales volumes were similar in both fiscal years, nearing 1,300 GWh.

Pichi Picún Leufú sales increased 20, or 16.4%, to 142 from 122 in 2012. Sales volumes rose 22.6% to 1,092 GWh from 891 GWh, partly due to higher water supply in the Comahue basin in 2013.

Sales attributable to Ecoenergía increased 28 to 39 from 11 in 2012 since the Power Plant operated under the Energía Plus regulatory framework throughout 2013. Sales volumes rose 29 GWh to 97 GWh from 68 GWh in 2012.

Gross profit: In 2013, gross profit increased 53, or 18.6%, to 338 from 285 in 2012 and margin on sales attributable to all power plants rose to 24.7% in 2013 from 17.6% in 2012. The improvement in the year under review is mainly attributable to the above mentioned regulatory changes in the Wholesale Electricity Market and, to a lesser extent, improved delivery by Pichi Picún Leufú Power Plant and sales under the Energía Plus regulatory framework.

Marketing and Transportation of Gas

Operating income: Operating income for the marketing and transportation of gas operations decreased 256, or 73.1%, to 94 in 2013 from 350 in 2012.

Sales: Sales revenues rose 284, or 19.5%, to 1,740 from 1,456 in 2012, mainly as a result of increased revenues from gas sales, partially offset by a decline in liquid fuel sales. Gas and LPG brokerage services totaled 27 million in 2013 and 28 million in 2012.

Revenues from gas sales rose 314, or 27.6%, to 1,451 from 1,137 in 2012, mainly due to a 41.9% increase in average sales prices, partially offset by a decline in sales volumes to 260 Mcf in 2013 from 289 Mcf in 2012. The improvement in average sales prices was mainly attributable to increased volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and to an increased share of sales to industries with higher average sales prices.

Revenues from liquid fuel sales dropped 29, or 10%, to 262 from 291 in 2012, mainly due to a 29.9% decline in sales volumes to 96 thousand tons in 2013 from 137 thousand tons in 2012, as a result of: (i) failure to obtain permits for exports from El Cóndor Plant; (ii) use of part of the Company’s own propane production as input to replace purchases from third parties; (iii) discontinuance of propane sales to industries due to the lack of product availability and (iv) shutdowns for maintenance works at PGSM Plant. These effects were partially offset by an improvement in average sales prices.

Gross profit: Gross profit totaled 148 in 2013 and 149 in 2012, and margin on sales dropped to 8.5% in 2013 from 10.2% in 2012.

7.3. Liquidity and Capital Resources

We closely monitor liquidity levels in order to secure compliance with our obligations and the Business Plan. Along these lines, and as a guiding principle, financial solvency is the basis on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

* design a capital structure in line with industry standards adaptable to the financial markets in which we operate.

* maintain a sufficient liquidity level – invested in financial assets with high credit quality - to support compliance with our obligations.

* establish a debt maturity profile consistent with estimated cash generation.

* efficiently manage borrowing costs.

Adhering to these guidelines enables us to treat financial management as a key element in the value-creation process. The highlights during 2013 were the following:

* strict compliance with all financial liabilities: Class R corporate bond in the amount of US$209 million was paid off at maturity and a level of indebtedness of approximately US$300 million was maintained in 2013.

* continued implementation of the Capital Expenditures Plan with a significant reduction in the Company’s indebtedness level.

The most significant factors which may affect our cash flow from operating activities are: fluctuations in prices for crude oil and oil related products, fluctuations in production levels and demand for our products, fluctuations in margins in the Refining and Distribution and Petrochemicals business units, changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls, fluctuations in exchange and interest rates, oil and gas reserve replacement capacity, etc.

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for fiscal years ended December 31, 2013 and 2012.

Cash

As of December 31, 2013 and 2012, cash and cash equivalents were 1,193 and 1,260, respectively.

Our goal is to maintain a cash reserve invested in short-term securities with high credit quality. We predominately invest in money market mutual funds, overnight deposits and term deposits.

Decree No. 1,722/2011 established that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas must be negotiated within the local foreign exchange market. This Decree obliges Petrobras Argentina to exchange into local currency 100% of its goods and services export proceeds.

Operating activities

Net cash from operations decreased 124, or 4.3%, to 2,778 from 2,902 in 2012, mainly as a result of increased income tax payments, plant shutdowns and environmental remediation, partially offset by an improvement in gross profit in 2013.

Investing activities

Cash used in investing activities totaled a net cash application of 1,850 in 2013 and 2,579 in 2012.

The 729 decrease in cash application in 2013 is mainly due to reduced capital expenditures and increased cash from divestments, as detailed in the table below:

Capital expenditures decreased 475 to 2,524 from 2,999, as shown in the table below:

- Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production segment totaled 2,237 and 2,725 in 2013 and 2012, respectively. Higher capital expenditures in 2012 are mainly attributable to acquisition of a 39.67% equity interest in PELSA, in an amount of US$249 million. As a result of this transaction, a cash application of 1,005 was recognized and is shown net of cash available in PELSA at the time of the acquisition. In addition, the years 2013 and 2012 include capital expenditures of 559 and 253, respectively, as a consequence of the consolidation of PELSA operations as from June 1, 2012.

In both years, capital expenditures were mainly focused on improving the basic production curve, on exploration activities and on the development of non-conventional gas reserves of shale oil and shale gas. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems. Capital expenditures were focused on Argentina, primarily in seismic surveys and drilling.

In 2013, our investment plan involved drilling of 51 producing and injection wells and repair of 87 wells, mainly in the Neuquén basin, in Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral basin, investments were mainly focused on Estancia Agua Fresca and La Paz areas.

- Refining and Distribution

Capital expenditures in the Refining and Distribution segment totaled 166 and 192 in 2013 and 2012, respectively.

During 2013, the Company’s investments were focused on Bahía Blanca Refinery mainly aimed at improving loading and unloading facilities for vessels, dispatch plant and applying new safety and environment-related technologies.

In addition, at Dock Sud Plant, Caleta Paula and the Heavy Products Plant investments were associated with operational improvements in logistics and tank upgrading.

- Petrochemicals

In the Petrochemicals segment, capital expenditures totaled 101 and 60 in 2013 and 2012, respectively. The most significant improvements include, among others, increased energy efficiency at the Reforming Unit, increased recovery of Propellant Gas and diversification of raw materials for crackers.

In addition, the project for installation of a new monomer styrene storage tank and the fourth silo at Zárate Plant was completed, with the consequent flexibilization in bulk deliveries.

Cash from divestments totaled 605 and 108 in 2013 and 2012, respectively. Higher cash in 2013 is mainly attributable to collection of proceeds from the sale of Innova in October 2013.

In 2012, CIESA’s financial debt restructuring process was successfully completed and accounted for cash of 195.

Financing activities

Net cash used in financing activities totaled 1,173 and 312, in 2013 and 2012, respectively, as detailed in the table below:

Increased cash applications in 2013 are mainly attributable to the payment of Class R corporate bond in an amount of 1,198.

In addition, pursuant to the resolutions adopted at the General Shareholders’ Meeting held on March 29, 2012 the Company paid cash dividends in the amount of 211. In addition, dividends paid to minority interest of 16 and 18 in 2013 and 2012, respectively, are included.

7.4. Description of Indebtedness

Almost all the financial debt of the Company and related companies is denominated in U.S. dollars.

As of December 31, 2013 and 2012, the Company’s indebtedness totaled 2,232 and 2,666, respectively, as shown in the table below:

As of December 31, 2013 bonds with an aggregate nominal value of US$300 million were outstanding under the Global Program due May 2008.

In addition, in August 2013, the CNV authorized a new Global Corporate Bond Program for a maximum principal amount at any time outstanding of US$500 million or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any future applicable regulation.

The following represents our debt maturity profile as of December 31, 2013:

On June 9, 2005, the Argentine Executive Branch issued Decree No. 616/05 requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit must be made in U.S. dollars, have a term of 365 days and be non-interest bearing. In addition, it must be non-transferable, be registered and cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This Decree may limit our ability to finance our operations through new loans granted by HQ, its subsidiaries outside of Argentina or any other kind of foreign financial loans.

   Cross Default Clauses

Our outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any debt of ours or our significant subsidiaries is made in advance or is not made when due, provided that those amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the legal and / or contractual terms that may be applicable.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

7.5. Future capital requirements

We estimate that our capital requirements relating to our investment plan, financial debt payment obligations, dividend payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and asset divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.

- Oil and Gas Exploration and Production

Our 2014 investment plan is in line with reserve replacement and production goals, mainly in the Neuquén Basin in Argentina, as a crucial step in securing our sustainable growth.

Efforts will continue to develop oil and gas reserves through well drilling, delimitation of reserves, expansion of secondary recovery projects and of relevant surface facilities.

Along these lines, and by using cutting-edge technology in the country, the Company will go forward with exploration study and investment programs aimed at attaining new findings at conventional and non-conventional oil and gas reservoirs.

- Refining and Distribution

In 2014, investments will be focused on operational reliability improvement for refining facilities as a whole and maintenance of Petrobras’ gas station network.

- Petrochemicals

At Puerto General San Martín plant, investments will continue with a focus on reliability and maintenance projects, in order to achieve increased yield and safety in operating processes.

- Gas and Energy

In the Gas and Energy business segment, we will continue working to secure self-supply and, at the same time, develop profitable marketing alternatives.

8. Summarized Balance Sheet and Income Statement Structure

Consolidated Balance Sheet

(in millions of Argentine pesos)

	12-31-13	12-31-12	12-31-11
Current assets	6,596	6,024	5,124
Non-current assets	14,266	12,823	12,217
Total assets	20,862	18,847	17,341
Current liabilities	4,028	4,342	2,632
Non-current liabilities	5,139	3,934	4,361
Total liabilities	9,167	8,276	6,993
Shareholders' equity attributable to shareholders of the Company	10,961	10,065	10,345
Shareholders' equity non-controlling interest	734	506	3
Shareholders' equity	11,695	10,571	10,348
Total liabilities and shareholders' equity	20,862	18,847	17,341

Consolidated Statement of Income

(in millions of Argentine pesos)

	For the year ended		
	12-31-13	12-31-12	12-31-11
Operating income	1,351	1,235	162
Financial expenses and holding losses, net	53	(70)	(176)
Subtotal	1,404	1,165	(14)
Income tax	(552)	(492)	(15)
Income for continuing operations	852	673	(29)
Income for discontinued operations	-	-	706
Net income	852	673	677

Consolidated Statement of Cash Flows

(in millions of Argentine pesos)

	For the year ended		
	12-31-13	12-31-12	12-31-11
Cash and cash equivalents at the beginning of the year	1,260	1,192	2,113
Net cash provided by operations	2,778	2,902	1,695
Net cash used in investing activities	(1,850)	(2,579)	(772)
Net cash used in financing activities	(1,173)	(312)	(1,931)
Effect of exchange rate change on cash	178	57	87
Cash and cash equivalents at the end of the year	1,193	1,260	1,192

	12-31-13	12-31-12	12-31-11
a- *Liquidity*			
(Current assets / Current liabilities)	1.638	1.387	1.947
b- *Solvency*			
(Shareholders´ equity / Total liabilities)	1.276	1.277	1.480
c- *Immobilization*			
(Non-current assets / Total assets)	0.684	0.680	0.705
d- *Rate of return*			
(Net income / average Shareholders' equity)	7.7%	6.4%	6.8%

See our report dated:

February 12,  2014

PRICE WATERHOUSE & CO. S.R.L.

___________________(Partner)

C.P.C.E.C.A.B.A. V. 1  P. 17

 Miguel A. Urus

CPA (UBA)

C.P.C.E.C.A.B.A. V. 184 P. 246

Bach. in Business Administration

C.P.C.E.C.A.B.A. V. 28 P. 223

9. Statistical Data

For the year ended				
		12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009
Crude oil sales (thousands of barrels)						
Argentina		16,101	14,664	13,444	13,764	14,111
Perú	**(a)**	-	-	-	-	767
Bolivia		127	144	157	177	206
Ecuador	**(b)**	-	-	-	978	1,348
Total		16,228	14,808	13,601	14,919	16,432
Natural gas sales (thousands of cubic feets)						
Argentina		91,879	98,878	99,337	99,876	111,088
Perú	**(a)**	-	-	-	-	512
Bolivia		2,628	3,024	3,628	4,350	5,359
Total		94,507	101,902	102,965	104,226	116,959
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	-	19,722	474,767
SBR (tons)		49,713	46,437	46,829	45,491	47,077
Styrene (Argentine) (tons)		87,517	94,572	108,221	97,980	88,181
Styrene (Brazil) (tons)	**(d)**	-	-	39,016	143,037	131,825
Polystyrene (Argentine) (tons)		58,845	66,560	63,053	66,135	63,352
Polystyrene (Brazil) (tons)	**(d)**	-	-	38,453	146,136	120,326
Other derivered products (m3)	**(e)**	351,783	392,386	-	-	-
		547,858	599,955	295,572	518,501	925,528
Refining products sales (m3)						
Gasoline		554,306	546,565	738,705	717,958	671,061
Gas oil		782,290	790,874	1,090,796	1,527,191	1,435,688
Fuel Oil / IFOs / Asphalts		479,541	460,831	522,221	732,988	638,559
Other derivered products (m3)	**(e)**	145,633	193,537	524,860	706,483	796,624
		1,961,770	1,991,807	2,876,582	3,684,620	3,541,932
Electricity generation (gwh)						
Energy produced		6,414	6,178	5,301	5,710	6,001
Contracted sales		2,023	3,025	2,921	2,784	2,605
Spot sales		5,725	4,756	3,919	4,065	4,326
Total sales		7,748	7,781	6,840	6,849	6,931

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

10. Listed Price of Company’s Shares

As from September 2012, the price of the Company’s shares reflects the effects of the capital increase resolved by the Company’s Shareholders’ Meeting (see Note 19), as a result of which the number of outstanding shares doubled.

11. Board of Directors’ Proposal

Approval of Financial Statements:

In compliance with Section 234 of the Business Associations Law, we inform that the financial statements for the year ended December 31, 2013 will be submitted to the next Shareholders’ Meeting for approval.

Allocation of retained earnings:

In compliance with the applicable legal provisions, the Company’s Board of Directors proposes the General Shareholders’ Meeting that retained earnings as of December 31, 2013 amounting to 752 be allocated as follows:

To Legal Reserve

   38

To Optional Reserve for future investments

                714

The General Shareholders’ Meeting will discuss and finally resolve on the allocation of retained earnings and balances of the Reserve for future investments and Reserve for future dividends.

                              Ronaldo Batista Assunção                                        Luis M. Sas

  Director

Director

PETROBRAS ARGENTINA S.A.

2013 Corporate Governance Code

In compliance with Section 1 of Chapter I, Title IV of the 2013 Revised Text (the “Rules”) of the Argentine Securities Commission (“CNV”), the Corporate Governance Code (hereinafter “Corporate Governance Code”) of Petrobras Argentina S.A. (“PESA” and/or the “Company”) is attached to this Annual Report as an Exhibit, as identified as Exhibit IV to the Title mentioned above, for fiscal year ended December 31, 2013.

PRINCIPLE I:  DISCLOSE THE RELATION BETWEEN THE ISSUER, THE ECONOMIC GROUP HEADED BY IT AND/OR OF WHICH IT IS PART, AND ITS RELATED PARTIES

Recommendation I.1: Ensure disclosure by the Management Body of the policies applicable to the relation of the Issuer with the economic group headed by it and/or of which it is part, and with its related parties.

Recommendation fulfilled.

The Company does business with related companies, as disclosed on the financial statements, according to the provisions of the International Accounting Standards issued by the International Accounting Standards Board (“IASB”). In addition, the Company lists the companies over which it exercises control, joint control and significant influence in the Financial Statements. For these transactions, the Company has an “Internal Standard for Transactions between Related Parties” which is consistent with the provisions of Sections 99 subsection a), 109 and 110 and 72 and 73 of Capital Market Law No. 26,831 (“CML”) and Section 14 of Chapter III of the Rules issued by the CNV and the habitual practices of PESA with respect to these transactions.  The purpose of this internal standard is to provide a reference framework to outline the elements to be considered as well as the procedures to be followed when the Company enters into transactions with related parties. To this end, it defines the terms related parties and relevant amount according to the rules in place and sets out the procedures to be followed in case of: (i) recurrent or specific transactions that exceed or are expected to exceed the Relevant Amount; and (ii) transactions that do not exceed the Relevant Amount but may entail a conflict of interest.

Recommendation I.2: Ensure that mechanisms are in place to prevent conflicts of interest.

Recommendation fulfilled.

The Company has a “Code of Corporate Conduct and Ethics” (see VIII.1) and "Irregularities and Conflict of Interest Reporting Guidelines" (see VIII.2 y VIII.3) that allow to identify, handle and solve conflicts of interest.

Both the Code and the Guidelines are available on the web page of the Company.

Recommendation I.3: Prevent the inappropriate use of privileged information.

Recommendation fulfilled.

The Company has internal policies in place to prevent the inappropriate use of privileged information by all employees. The purpose of these policies is to define and standardize the treatment of information that adds value to its competitiveness and may have an impact on its financial performance, its market share, its image or its relations with interested parties, and they create a regulatory framework to ensure an effective protection of the Company’s information.

In addition, there is an internal rule intended to: i) regulate the classification of information according to criticality, ii) define the classification structure, provide guidance on competency development and iii) define the responsibilities outlined in the Information Security Policy. This rule is in turn supplemented by a set of rules that provide guidance on the different ways to treat information according to its degree of criticality (Public, Corporate, Reserved, Confidential and Secret Information).

PRINCIPLE II: LAY THE FOUNDATIONS FOR A SOUND MANAGEMENT AND OVERSIGHT OF THE ISSUER

Recommendation II. 1: Ensure that the Management Body assumes the management and oversight of the Issuer and its strategic guidance.

II.1.1 The Management Body approves:

II.1.1.1 The strategic or business plan, as well as the performance goals and annual budgets,

Recommendation partially fulfilled.

According to the provisions in the Business Associations Law, as amended (“BAL”) and the Corporate Bylaws, the Board is the highest instance of corporate management and representation, and is consequently empowered to carry out, within the scope of the Company’s corporate purpose, any legal act or transaction of administration and disposition, upon any title whatsoever, except for those acts and transactions falling exclusively within the scope of the General Shareholders’ Meeting as provided for under the BAL or the Corporate Bylaws. Consequently, the Board establishes the strategic and business plan guidelines, and approves the annual budget and the organizational performance goals.  As regards the annual budget, the Board approves the premises used and the breakdown of investments, as well as the consolidated production and other business volumes, the income and cash flow statements; while as regards the organizational performance goals, it approves the structure of performance goals which are also used for the Variable Compensation Program and the Bonus Program. The Compensation Committee created by the Board regularly follows up and reviews all aspects related to such programs.

II.1.1.2 the investment policy (investments in financial assets and capital expenditures), and the financing policy,

Recommendation fulfilled.

The Board has set up a method whereby it acts directly or through delegation in the Management Committee or the different Divisions according to the investment and funding goals.

The Company has policies on investment in financial assets and funding policies. These policies have been approved by the Management since, as aforesaid, the Board mainly operates as a management, supervisory and control body which has delegated the management of the day-to-day business of PESA to certain Managers appointed under the terms of Section 270 of the BAL. Likewise, the Board approves the investment budget and the annual financial budget at the time of approving the annual budget.

II.1.1.3 the corporate governance policy (fulfillment of the Corporate Governance Code),

Recommendation fulfilled.

The Board approves the corporate governance policy, supported by the interaction of a set of its own Codes and Policies, as adopted by the Board itself, in line with the rules in place as to corporate governance  issued by the CNV, the Securities and Exchange Commission (“SEC”) and self-regulated markets where the Company is listed, inclusive of the  Code of Corporate Conduct and Ethics, the Irregularities and Conflict of Interest Reporting Guidelines, the Market Policies and Practices Code, the Guidelines on Personal Loans to Directors and Executives, the Management Committee Regulations, the Market Reporting and Disclosure Procedure and the Audit Committee Regulations.

II.1.1.4 the policy on selection, evaluation and remuneration of first-line managers,

Recommendation partially fulfilled.

The Management Body of the Company approves the Human Resources Policy of the Company. It also has the Compensation Committee as an advisory body, which is composed of three (3) of its members, as described in VII.1.

II.1.1.5 the policy on allocation of responsibilities to first-line managers,

Recommendation fulfilled.

The Board mainly operates as a management, supervisory and control body and has delegated the management of the day-to-day business of PESA to certain Managers appointed under the terms of Section 270 of the BAL, defining the roles and responsibilities of each position.

Said managers form the Management Committee, directly report to the Board and are liable to the Company and third parties for their performance to the same extent and the same manner as Board members. It is not the Executive Committee prescribed in Section 269 of the BAL and Section 11 of the Corporate Bylaws.

II.1.1.6 the oversight of succession plans for first-line managers,

Recommendation partially fulfilled.

As mentioned in the preceding paragraph, the Human Resources Management conducts the aforesaid oversight.

II.1.1.7 the corporate social responsibility policy,

Recommendation fulfilled.

The Management Body approves the Corporate Social Responsibility Policy whose main guidelines are: a) corporate activities aimed at ensuring that corporate governance is committed to ethics and transparency in the relationship with stakeholders; b) sustainable development and investment aimed at carrying on business and activities with social responsibility, adopting commitments aligned with the UN Global Compact principles, and looking for sustainability in social investments for an acceptable fruitful insertion within communities; c) human rights, diversity and workforce commitment, respecting and supporting internationally recognized human rights, the promotion of decent work (supporting the eradication of child and slave labor and degrading work) and the respect for the human and cultural diversity of its workforce, fostering its commitment to the social responsibility of the Company.

II.1.1.8 the comprehensive risk management and internal control policy and the fraud prevention policy,

Recommendation fulfilled.

The Management Body approves policies on risks, internal control and fraud prevention.

Since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial statements, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

As regards fraud prevention, the Company prepares the Internal Audit Plan on an annual basis and this plan is presented to the Audit Committee.

Likewise, disclosures are made to the Audit Committee of all significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting, which are reasonable likely to affect the Company’s ability to record, process, summarize and report financial information, as well as of any fraud or potential fraud involving the management or employees having a significant role in the Company’s internal control over financial reporting.

II.1.1.9 the policy of continuous training for members of the Management Body and first-line managers,

Recommendation partially fulfilled.

The Board delegated the planning of the policy to the Management Committee and its implementation to the Human Resources Management.

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and Business Schools. Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making. Particularly, the Annual Action Plan for Audit Committee members provides for training and updating of rules and regulations. This is reflected on meeting records.

II.1.2 If deemed appropriate, add other policies applied by the Management Body that have not been mentioned, and describe the main features.

There are no policies that have not been mentioned that we consider relevant to mention and describe.

II.1.3 The Issuer has a policy to ensure availability of relevant information required for decision making by the Management Body and a direct communication channel with managers, on an equal and symmetric basis for all its members (external and independent executives) and in a timely manner so as to enable a detailed analysis of contents. Explain.

Recommendation fulfilled.

The Company ensures the availability of relevant information for decision making by the Management Body. In this regard, Section 9 of its Corporate Bylaws establishes that notice of Board meetings must be given in writing to all Board members not less than five days before the date of the meeting.

The Corporate General Secretary is responsible for giving notice of meetings of the Management Body, as well as for the availability of the information related to such meetings. The General Secretary is available for consultation by the members of the Management Body on the matters to be dealt with at Board meetings.

II.1.4 The matters submitted for the consideration of the Management Body are accompanied by an analysis of the risks associated with the decisions that may be adopted, taking into account the enterprise risk level considered acceptable by the Issuer. Explain.

Recommendation fulfilled.

All matters submitted for the consideration of the Board of Directors are accompanied by an analysis of the risks associated with the decisions that may be adopted. For this purpose, each responsible area submits, where applicable, its evaluation and opinion on matters falling within its field of competence, in order to assess all risks associated with the decision, taking into consideration the Company’s acceptable level of risk.

Recommendation II.2: Ensure an effective business Management Control

The Management Body verifies:

II.2.1 compliance with the annual budget and the business plan,

Recommendation fulfilled.

The Board has developed a system to control budget deviations and, in case of budget deviations, it intervenes directly or through the Management Committee or the different Divisions or Executive Managers, depending on the extent of the deviations.

On a regular basis or when there are budget deviations that must be analyzed by the management body, the Management submits the annual budget compliance issue to it.

Likewise, the Management shares and reviews on a monthly basis the budget control report and the outlook, and if issues that must be dealt with by the Management Committee are identified in the review, they are sent to the Management Committee for consideration.

Budget Control is focused on the tracking of the most important economic, financial and operational variables in the Company, such as, for example:  Price and Volume, Statements of Income and Cash Flow, Investments, Yield on Capital Employed, Sales, Fixed Expenses, Working Capital Investment, Production and Charges. In turn, a tracking of these indicators is conducted to show their Monthly, Cumulative and Year-over-Year variation.

II.2.2 the performance of first-line managers and achievement of goals set for them (targeted level of profits compared to actual level of profits, rating, quality of financial reporting, market share, etc.).

Describe the main features of the Management Control policy of the Issuer detailing the techniques used and the frequency of the monitoring done by the Management Body.

Recommendation fulfilled.

The tracking of first-line managers’ performance goals is reviewed by the Management and regularly submitted to the Compensation Committee, which is a committee composed of Board members (see answer to item VII.1.1). Likewise, on a semi-annual basis, this committee submits a report of its work to the Board.

In addition, in all Board meetings, the Chief Executive Officer submits a Report on the business of the Company, and provides the Board with relevant information to assess the achievement of the goals set for First-line Managers.

Recommendation II.3: Disclose the performance appraisal method used by the Management Body and its impact.

II.3.1 All members of the Management Body comply with the Corporate Bylaws and, where applicable, with the operating Regulations for the Management Body. Detail the main provisions of the Regulations. Indicate the degree of compliance with the Corporate Bylaws and the Regulations.

Recommendation fulfilled.

Board members thoroughly comply with the Corporate Bylaws. It is worth mentioning that the Management Body of the Company does not have operating regulations.

II.3.2 The Management Body presents the results of its performance taking into account the goals set at the beginning of the period, so that the shareholders can assess the degree of compliance with such goals which include financial and non-financial objectives. In addition, the Management Body presents a diagnosis on the degree of compliance with the policies mentioned in Recommendation II, items II.1.1. and II.1.2.

Detail the key aspects of the assessment made by the General Shareholders’ Meeting of the degree of goal achievement by the Management Body and degree of compliance with the policies mentioned in Recommendation II, items II.1.1 and II.1.2, indicating the date of the Meeting at which the assessment was submitted.

Recommendation partially fulfilled.

The Board presents the results of operations in the Annual Report, which is reviewed and approved by the Shareholders’ Meeting at the time of considering and deciding on the matters contemplated in subsections 1 and 2 of Section 234 of the BAL.

Taking into account that the Management is in charge of ensuring compliance with the policies detailed in items II.1.1 and II.1.2, the Board does not make a diagnosis of the degree of compliance with these policies. The appropriateness of making a diagnosis will be considered in the future.

Recommendation II.4: The number of external and independent members must represent a significant share of the members of the Management Body.

II.4.1 The share of external and independent executive members (as defined by the regulations of this Committee) on the Management Body bears a relationship to the capital structure of the Issuer. Explain.

Recommendation fulfilled.

Section 9 of the Corporate Bylaws, as approved by the Shareholders’ Meeting held on January 30, 2009, sets forth that the Company will be managed by a Board composed of nine (9) regular Directors who are elected for a three-year term and renewed by thirds each year. In turn, the Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors in order to fill any vacancy, and determine the order of priority.

The Board is currently composed of nine (9) regular Directors and eight (8) alternate Directors, of which three (3) regular Directors and two (2) alternate Directors are independent, according to the parameters set in the Rules.

The Board considers that currently the number and qualifications of its members match the complexity level of the Company’s decision-making processes and the size of its operations. If circumstances changed and if deemed convenient, the Board may bring the issue to the Shareholders’ Meeting for modification, as it was done in the past. The Board also considers that the current number of Independent Directors match corporate structure.

II.4.2 During the current year, at a General Meeting, the shareholders adopted a policy of maintaining the share of independent members at no less than 20% of the total number of members of the Management Body.

Provide a description of the key features of such policy and any shareholders’ agreement, allowing us to understand the manner in which the members of the Management Body are designated and their term of office. Indicate if the independence of the members of the Management Body was questioned during the course of the year and if there were abstentions due to conflicts of interest.

Recommendation fulfilled.

The Shareholders’ Meeting is responsible for appointing and setting the share of Independent Directors over the total number of Directors as per applicable rules. The Company does not have a specific policy aimed at keeping a share of Independent Directors over the total number of Board members but, as a regular practice, the number of Independent members of the Board is enough to complete the Audit Committee.

On the other hand, the Corporate Bylaws sets forth that the Board shall be composed of nine (9) members who are elected for a three (3)-year term and renewed by thirds. The Bylaws also establish that the Audit Committee shall be composed of three (3) members, elected from among the Regular Directors, the majority of which must be independent. However, as PESA has an American Depositary Shares program and is therefore subject to SEC oversight, all Committee members are independent in order to meet the SEC’s requirements. In this regard, three (3) out of the nine (9) members of the Board (who serve on the Audit Committee) are independent.

There are no shareholders agreements regarding the designation of Board members. The independence of Board members was not questioned during the course of the recent year.

Recommendation II.5: Ensure that rules and procedures of nomination and selection of members of the Management Body and first-line managers are in place.

II.5.1 The Issuer has an Appointment Committee:

Recommendation not fulfilled.

The Company does not have an Appointment Committee and does not consider it necessary to have one because the functions of such committee, within the scope of the rules in force, are effectively in the hands of the Board of Directors with the support of the Management Committee, the Executive Management of Legal Affairs, the Human Resources Management and the General Secretary.

For the aforesaid reasons, items II.5.1.1 to II.5.1.5 are not applicable.

II.5.2 If there is an Appointment Committee:

For the reasons mentioned in II.5.1, items II.5.2.1 to II.5.2.7 are not applicable.

II.5.3 If deemed appropriate, add policies implemented by the Appointment Committee of the Issuer that have not been mentioned in the preceding item.

For the reasons mentioned in II.5.1, this item is not applicable.

Recommendation II.6: Evaluate the convenience of having members of the Management Body and/or statutory syndics performing functions in different Issuers.

Recommendation not fulfilled.

The Board considers that, to the extent that its members and/or the Statutory Syndics duly fulfill their duties, it is not necessary to impose limits to their participation in the Board of Directors or Statutory Syndic Committees of other companies.

Recommendation II.7: Ensure the Training and Development of the members of the Management Body and first-line managers of the Issuer.

II.7.1 The Issuer has continuous Training Programs in accordance with the needs of the Issuer for the members of the Management Body and first-line managers. These programs include matters relating to their functions and responsibilities, comprehensive business risk management, know-how of the business and its regulations, corporate governance dynamics and corporate social responsibility. In the case of members of the Audit Committee, programs include international accounting standards, auditing standards, internal control rules and capital market specific regulations.

Describe the programs implemented throughout the year and their degree of compliance.

Recommendation partially fulfilled.

The Management Committee, by delegation from the Management Body, defines the training guidelines and strategies and the Master and Postgraduate programs sponsored by the Company. These programs are comprehensively managed and are available for all employees of the Company, including first-line Managers.

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and Business Schools. Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making. Particularly, the Annual Action Plan for Audit Committee members provides for training and updating regarding rules and regulations. This is reflected on meeting records.

II.7.2  The Issuer encourages members of the Management Body and first-line managers, by means other than those mentioned in II.7.1, to undertake continuous training to supplement their education and so add value to the Issuer. Indicate the manner in which this is done.

Recommendation fulfilled.

The Company considers that the programs mentioned in item II.7.1 are sufficient to provide continuous training for the members of the Management Body and first-line managers.

PRINCIPLE III: ENSURE THAT AN EFFECTIVE POLICY IS IN PLACE FOR THE IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE OF THE BUSINESS RISK

Recommendation III: The Management Body must have a comprehensive business risk management policy in place and monitor its proper implementation.

III.1 The Issuer has comprehensive business risk management policies in place (to ensure achievement of strategic, operational, financial, financial reporting goals, compliance with laws and regulations, etc.). Provide a description of the most important features of these policies.

Recommendation partially fulfilled.

The Board regularly reviews and assesses corporate risks, according to the Company’s activities and countries where the Company operates, so as to prevent any difficulty and/or leverage opportunities.  The Corporate Internal Control System is supported by Policies established by the Management Committee as well as Systems and Procedures implemented by qualified personnel. This Internal Control System is designed to ensure achievement of the Company’s goals, securing efficiency of operations, information reliability and compliance with laws, regulations and policies in general.

Likewise, the risks are then presented and assessed within the scope of the Audit Committee in compliance with its Annual Action Plan, with special focus on: (a) regulatory matters that may have a material impact on the Company, (b) insurance policies and insurable risks, (c) allocation of responsibilities for environmental matters and remediation, (d) matters that may lead to controversial interpretations and have a material adverse effect on the Company and (e) the updating of exchange rate risk policies and their application.

III.2 There is a Risk Management Committee within the Management Body or the General Management. Inform of the existence of procedure manuals and describe the main risk factors that are specific to the Issuer or its business and the mitigation actions implemented. In the absence of such Committee, describe the oversight role of the Audit Committee with respect to risk management.

Also indicate the degree of interaction between the Management Body or its Committees and the General Management of the Issuer in the field of comprehensive business risk management.

Recommendation partially fulfilled.

The statements contained in Recommendation III.1 apply here.

III.3 There is an independent function within the General Management of the Issuer that implements the comprehensive risk management policies (function of the Risk Management Officer or equivalent). Specify.

Recommendation not fulfilled.

There is no independent function of Risk Management Officer or equivalent. The Company will consider the possibility of creating such function in the future.

III.4 The comprehensive risk management policies are constantly updated pursuant to the recommendations and recognized methods in this field. Indicate which.

Recommendation partially fulfilled.

As aforesaid (see II.1.1.8), since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial statements, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

III.5 The Management Body discloses the results of the risk management oversight carried out jointly with the General Management in the Financial Statements and the Annual Report. Specify the main points of the disclosures made.

Recommendation fulfilled.

The note “Financial and equity risk management” to the Financial Statements of the Company discloses information on risk management goals and policies, commodity price risk, exchange rate risk, interest rate risk, liquidity risk, credit risk, equity management, financial instruments by categories, fair value of financial instruments, and fair value hierarchy.

PRINCIPLE IV: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING WITH INDEPENDENT AUDITS

Recommendation IV: Ensure the transparency and independence of the functions of the Audit Committee and the External Auditor.

IV.1 When the Management Body selects the members of the Audit Committee taking into account that a majority must be independent, it evaluates the convenience of having it chaired by an independent member.

Recommendation fulfilled.

According to the provisions of the CML, companies making public offering of their shares and securities must create an Audit Committee that will be formed by three (3) or more members of the Board, the majority of which must be independent. Thus, on May 21, 2003 the Board approved the implementation process as required by CNV General Resolution No. 400/02. In compliance with the above resolution, on March 19, 2004 the General Regular Shareholders’ Meeting approved, among other measures, the addition of a section to our Bylaws regarding the structure and operation of the Audit Committee. In addition, on May 7, 2004, the Audit Committee approved its Internal Regulations. The Audit Committee approves the Action Plan for the current fiscal year on an annual basis. The Board as a whole nominates the members of the Audit Committee, as per section 109 of the CML, the Rules and Section 9 bis of the Corporate Bylaws.

As mentioned in recommendation II.4.2, the Audit Committee is currently composed of three (3) regular members and one alternate member, and they are all independent. It should be highlighted that the Board prioritizes, as a guideline for the appointment of the Audit Committee Chair, having a Financial Expert at that function, for the close link between this qualification and the Committee’s functions.

IV.2  There is an internal audit function that reports to the Audit Committee or the Chairman of the Management Body and is responsible for the evaluation of the internal control system. Indicate if the Audit Committee or the Management Body make an annual evaluation of the internal audit performance and the degree of independence in their professional work, with this meaning that the professionals serving such function are independent of the other operational areas and also meet the independence requirements with respect to controlling shareholders or related entities with significant influence on the Issuer.

Also specify if the internal audit function operates in accordance with the International Standards for the Professional Practice of Internal Auditing issued by the Institute of Internal Auditors (IIA).

Recommendation fulfilled.

The Company has an Internal Audit division that reports to the Audit Committee and is responsible for the evaluation of the internal control. On an annual basis, the Audit Committee evaluates the performance of this division and its degree of independence.

All works are carried out in accordance with international standards. It should be pointed out that in 2013 the Company obtained the International Certificate of Quality Assurance in Internal Audit that certifies compliance with the best international practices in Internal Audit. This certificate was issued by the Argentine Institute of Internal Auditors (Instituto Argentino de Auditores Internos de Argentina) that is a member of the Institute of Internal Auditors, which certified the Company’s compliance with the highest international standards in this field.

IV.3 The members of the Audit Committee annually evaluate the qualifications, independence and performance of the External Auditors designated by the Shareholders’ Meeting. Describe the main aspects of the procedures used for the evaluation.

Recommendation fulfilled.

On a quarterly basis, the Audit Committee holds a meeting with the External Auditors in which the latter set out the results of their work in connection with the Financial Statements of the Company. On an annual basis, the members of the Committee evaluate the performance and independence of the auditors and enquire into the matters they deem appropriate.

It is pointed out that whenever the Board makes a proposal as to the appointment of External Auditors to be submitted before the Shareholders’ Meeting, the Audit Committee issues a report on that regard, as per the rules in force.

Additionally, the Audit Committee includes in its Annual Management Report an item indicating whether it has become acquainted with any relevant issue to be disclosed in relation to the External Auditors appointed by the Shareholders’ Meeting for the fiscal year regarding their independence, and provides its opinion about the planning and performance of the external audit in the fiscal year.

IV.4 The Issuer has a policy on turnover of  members of the Statutory Syndic Committee and/or the External Auditor; and in the case of the External Auditor, if the turnover includes the external audit firm or only the individuals.

Recommendation partially fulfilled.

Regarding turnover of the Statutory Syndic Committee’ members, Section 12 of the Corporate Bylaws sets forth that the members of the Statutory Syndic Committee will hold office for one year, and that they may be reelected.

Regarding turnover of External Auditors, the Company complies with the Rules.  It should be pointed out that in the last decade, the Company has replaced its External Audit firm three times.

PRINCIPLE V: RESPECT THE RIGHTS OF SHAREHOLDERS

Recommendation V.1: Ensure that the shareholders have access to information of the Issuer.

V.1.1 The Management Body promotes holding of regular informative meetings with shareholders simultaneously with the release of interim financial statements. Explain indicating the number and frequency of the meetings held throughout the year.

Recommendation fulfilled.

The Company meets the periodic reporting requirements outlined in the Rules and Regulations of the Buenos Aires Stock Exchange (“BCBA”). Under these reporting requirements, the Company discloses all the corporate information considered relevant for Shareholders to be updated.  In addition to the information that must be disclosed to the BCBA and the CNV under the reporting and legal requirements, the Company discloses all the information considered relevant directly to the Shareholders in a transparent and precise manner.

Additionally, the Company has an exclusive investor assistance division (Investor Relations Management) that is in close contact with the Shareholders to inform them on the Financial Statements and the changes in the Company’s business segments, and is permanently available to the Shareholders upon the occurrence of any relevant event.

V.1.2 The Issuer has reporting mechanisms for investors and a special division for handling their queries. In addition, it has a website that shareholders and other investors can visit, that provides an access link to establish contact among them. Detail.

Recommendation fulfilled.

As stated in Recommendation V.1.1, the Company meets the periodic reporting requirements outlined in the Rules and in the BCBA Regulations. Under these reporting requirements, the Company discloses all the corporate information considered relevant for Shareholders to be updated. The Company currently has an Investor Relations Management in charge of responding Shareholders’ questions and queries. Likewise, the Company issues quarterly press releases reporting the Company’s results of operations, among other information, to Shareholders in general, corporate bodies and the regulatory authority.

On the other hand, the Company has a website (www.petrobras.com.ar) that includes a regularly updated section (“For Investors”), devoted exclusively to investors. For more information on the webpage, see Recommendation VI.1.

Recommendation V.2: Promote the active participation of all shareholders.

V.2.1 The Management Body takes actions to promote the participation of shareholders at General Shareholders’ Meetings. Explain, differentiating the actions required under the law from those voluntarily offered by the Issuer to its shareholders.

Recommendation fulfilled.

The Board takes all actions as required under the law to promote attendance and participation of all Shareholders at General Shareholders’ Meetings so as to ensure the exercise of their rights.

V.2.2 The General Shareholders’ Meeting has operating Regulations that ensure that information is made available to shareholders sufficiently in advance for decision making. Describe the main provisions of such regulations.

Recommendation not fulfilled.

The Company does not consider it necessary to have operating regulations for Shareholders’ Meetings, as it complies with all legal requirements regarding the holding of meetings. Likewise, it makes available to the Shareholders all the information required by law within the prescribed time limits.

V.2.3 The mechanisms implemented by the Issuer to facilitate minority shareholders to propose items for the agenda of General Shareholders’ Meetings pursuant to the rules in force are applicable. Explain the results.

Recommendation fulfilled.

There is no factual or bylaw impediment for minority Shareholders to propose items for the agenda of Shareholders’ Meetings. However, up to the date hereof, no minority Shareholder has proposed agenda items in accordance with the rules in force.

V.2.4 The Issuer has policies to promote the participation of the most significant Shareholders, such as institutional investors. Specify.

Recommendation not fulfilled.

The Company understands that it is not necessary to have additional policies to promote the participation of the most significant Shareholders, as it complies with all legal requirements for the giving of notice of meetings to all shareholders without distinction, as stated in Recommendation V.2.1.

V.2.5 At Shareholders’ Meetings where nominations of members of the Management Body are proposed, the following information is disclosed before voting: (i) each candidate’s position on the adoption or not of a Corporate Governance Code; and (ii) the grounds supporting such position.

Recommendation not fulfilled.

At present, the Company does not disclose in advance each candidate’s position on the adoption of a Corporate Governance Code. The possibility of adding this recommendation will be considered in the future.

Recommendation V.3: Ensure the one share–one vote principle

The Issuer has a policy that promotes the one share-one vote principle. Indicate the changes in the ownership structure of outstanding shares broken down by class during the last three years.

Recommendation fulfilled.

The Company promotes the one share-one vote principle pursuant to the provisions of Section 5 of the Corporate Bylaws, that establish that all shares of the Company are Class “B” common shares entitled to one vote per share and having a nominal value of one peso (n/v AR$1) each.  It is pointed out that although the Corporate Bylaws contemplates the possibility of issuing preferred stock with or without voting rights, as of the date hereof, such option has not been exercised.

There were no changes in the ownership structure of outstanding shares and classes during the last three years.

Recommendation V.4: Establish mechanisms to protect all shareholders from takeovers.

The Issuer adheres to the System for Binding Public Offering. Otherwise, explain if the bylaws provide for other alternative mechanisms, such as tag along or others.

Recommendation fulfilled.

The Company, at the General Regular and Special Shareholders’ Meeting held on July 8, 2003, decided not to adhere to the Optional Statutory System for Binding Public Offering (Section 17 of the Corporate Bylaws), given the lack of history and that non-adhesion does not prevent voluntary exercise or future adhesion. There are no alternative mechanisms provided for in the bylaws as their non-inclusion in the bylaws does not prevent their use in the future.

Without prejudice to the foregoing, under the provisions of Section 90 of the CML, the System for Binding Public Offering applies to all listed companies, including those which under the previous system had opted to be excluded from it, as in the case of PESA, as stated above.

Recommendation V.5: Increase the percentage of outstanding shares.

The Issuer has a dispersion of ownership of common shares of at least 20 per cent. Otherwise, the Issuer has a policy to increase the market share dispersion.

Indicate the share dispersion as percentage of the capital stock of the Issuer and its changes during the last three years.

Recommendation fulfilled.

At present, the majority Shareholder holds 67.2% of the capital stock, and the remaining percentage is listed on BCBA and the New York Stock Exchange.

It should be pointed out that the capital stock structure has not been substantially modified during the last three (3) years.

Recommendation V.6: Ensure that there is a transparent dividend policy.

V.6.1 The Issuer has a dividend distribution policy included in the Corporate Bylaws and approved by the Shareholders’ Meeting that sets forth the conditions for the distribution of cash or stock dividends. If so, indicate criteria, frequency and conditions to be satisfied for the payment of dividends.

Recommendation partially fulfilled.

Dividend declaration, amount and payment schedule are subject to approval by the General Regular Shareholders’ Meeting. The Board, on an annual basis, evaluates the feasibility of making a proposal to the General Regular Shareholders’ Meeting for the distribution of retained earnings. That is put together by considering the Bylaws and other variables, including the results of operations, future capital requirements and financial conditions and availability of funds.

Additionally, the Company explains its dividend policy as an item on the Annual Report, of which this Code is part as an Exhibit. That policy describes the procedure used to make the proposal.

V.6.2 The Issuer has documented procedures for preparing the proposal for the allocation of retained earnings to the creation of legal, statutory or voluntary reserves, allocation to a new fiscal year and/or the payment of dividends.

Explain such procedures and specify the Minutes of the General Shareholders’ Meeting in which the (cash or stock) distribution was approved or not approved, if this is not contemplated in the Corporate Bylaws.

Recommendation fulfilled.

After having made an assessment of the legal requirements and the Company’s financial and business situation, the Management prepares and submits to the Board of Directors a proposal for the allocation of retained earnings that is included in the Annual Report approved by the Management Body. Then, the Shareholders’ Meeting considers and resolves the allocation of earnings.

At the Shareholders’ Meeting held on March 21, 2013 (Minutes No. 2499), it was resolved (a) in connection with retained earnings as of December 31, 2012, to allocate (i) to the “Legal Reserve” account the amount of P$30,726,641; and (ii) to the “Optional Reserve for Future Investments” account the amount of P$523,845,359; and (b) in connection with balances accumulated as of such date, it was resolved (i) to release from the “Optional Reserve for Future Investments” account the amount of P$2,999,432,000; to allocate P$2,638,432,000 to be added to the balance of the above mentioned reserve, which amount added to the allocation of retained earnings as of December 31, 2012 in the amount of P$523,845,359, makes a total balance of P$4,943,226,949; and (iii) to allocate P$361,000,000 to the “Reserve for Future Dividends” account, the total balance of which being P$1,050,000,000.

As regards the “Reserve for Future Dividends” it was resolved to authorize the Board to determine the amount and timing of its distribution until the date of the Regular Shareholders’ Meeting that will consider the year ended December 31, 2013.

PRINCIPLE VI: MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY

Recommendation VI: Disclose to the community matters concerning the Issuer and establish a direct communication channel with the company

VI.1 The Issuer has an updated public website that not only provides relevant information on the company (Corporate Bylaws, economic group, composition of the Management Body, financial statements, Annual Report, among other things) but also allows users in general to convey their concerns.

Recommendation fulfilled.

The Company has a public website (www.petrobras.com.ar), which provides updated, separated and sufficient information so that its stakeholders, be they shareholders, prospective investors, customers or the public in general, can easily access to the information contained therein. This website additionally gives users the possibility of conveying their concerns and/or comments through the Contact Center and these concerns and comments are taken into account and considered by the Company.

The Company ensures that the information conveyed by electronic media responds to the highest standards of confidentiality and integrity, which aim at information preservation and recording.

VI.2 The Issuer publishes a Report on Social and Environmental Responsibility on an annual basis which is audited by an independent External Auditor. If any, indicate its legal or geographic scope and the place where it is available. Specify the rules or initiatives that have been adopted in order to implement its corporate social responsibility program (Global Reporting Initiative and/or UN Global Compact, ISO 26.000, SA8000, Millennium Development Goals, Foretica SGE 21, AA 1000, Equator Principles, among others)

Recommendation partially fulfilled.

Since year 2010, the Company prepares an annual Social and Environmental Report which is approved and promoted by the Management. This report is available at the website of PESA (www.petrobras.com.ar - Responsabilidad Social y Ambiental) and presents the results of operations and the relationship with stakeholders in Argentina.

The report is based on and structured according to the principles of the UN Global Compact, of which the Company is a signatory.

People from different areas of the Company form part of the operative group whose purpose is to identify and analyze material information for stakeholders, as well as to review the qualitative and quantitative results of the cycle covered by the report.  For the time being, the report is not subject to external audit. This matter could be considered in the future by the Company.

PRINCIPLE VII: REMUNERATE FAIRLY AND RESPONSIBLY

Recommendation VII: Set clear policies on compensation of members of the Management Body and first-line managers, with special focus on the establishment of conventional or bylaw thresholds depending on the existence or non-existence of profits.

VII.1 The Issuer has a Compensation Committee:

Recommendation fulfilled.

The Company has a Compensation Committee set up by the Board at the meeting held on October 6, 2006.

VII.1.1 composed of at least three members of the Management Body, the majority of which are independent,

Recommendation partially fulfilled.

The Compensation Committee is composed of three (3) regular Directors who are designated by the Board from among its members. At least one of the members of the Compensation Committee must be independent. At present, only one of its members is independent.

VII.1.2 chaired by an independent member of the Management Body,

Recommendation fulfilled.

At present, the Compensation Committee is chaired by the independent member.

VII.1.3 whose members are duly qualified and experienced in the field of human resource policies,

Recommendation fulfilled

The members of the Compensation Committee are duly qualified and experienced in Human Resources to carry out their duties. Likewise, for better discharge of its duties, the Committee has the assistance of the Company’s Human Resources Manager.

VII.1.4 which holds meetings at least twice a year,

Recommendation fulfilled.

The Compensation Committee meets at least semi-annually, since that is the frequency with which it must report to the Board on the results of its work.

VII.1.5 whose decisions are not necessarily binding on the General Shareholders’ Meeting or the Surveillance Board but only of a consultative nature regarding the compensation of the members of the Management Body.

Recommendation fulfilled.

The primary function of the Committee is to assist the Board in the performance of its duties of guidance and direction of the Company, in compensation-related matters. Therefore, as it provides assistance functions, its decisions are not binding.

VII.2  If there is a Compensation Committee, it must:

VII.2.1  ensure that there is a clear relationship between the performance of key employees and their fixed and variable compensation, taking into account the risks assumed and managed,

Recommendation fulfilled.

The functions of the Compensation Committee include the power to propose to the Board performance goals for Employees, including variable compensation and other incentives, as applicable.

VII.2.2 ensure that the variable portion of the compensation of members of the Management Body and first- line managers is linked to the medium and/or long term performance of the Issuer,

Recommendation fulfilled.

In addition to what is stated in VII.2.1, the Compensation Committee oversees the administration of variable compensations and their relation with the performance of the Company.

VII.2.3 assess the competitive position of the Issuer’s policies and practices against the compensations and benefits offered by comparable companies, and recommends or discourages changes,

Recommendation fulfilled.

The Compensation Committee assesses the competitive position of the Company’s policies and practices against the compensations and benefits offered by comparable companies.

VII.2.4 define and communicate the policy on retention, promotion, dismissal and suspension of key employees,

Recommendation fulfilled.

The functions of the Compensation Committee include the power to assess the efficiency of the talent retention and key employees’ dismissal process.

VII.2.5 provide guidelines for determining the pension plans of the members of the Management Body and first-line managers of the Issuer;

Recommendation not fulfilled.

The functions of the Compensation Committee do not include the provision of guidelines for determining the pension plans of the members of the Management Body and first-line managers. The possibility of including them in the functions of the Compensation Committee will be considered in the future.

VII.2.6 regularly report to the Management Body and to the Shareholders’ Meeting on the actions taken and the matters discussed at their meetings,

Recommendation partially fulfilled.

The Compensation Committee is a standing internal body of the Board that reports to the Board at least on a semi-annual basis.

VII.2.7 ensure the attendance of the Chairman of the Compensation Committee at the General Shareholders’ Meeting where compensations of the Management Body are approved, so that he/she may explain the Issuer’s policy on compensation of the members of the Management Body and first-line managers.

Recommendation fulfilled.

The Chairman of the Compensation Committee in his/her capacity as Regular Director, attends the Annual Shareholders’ Meeting where compensation of the Board is approved, including performance fees, salaries and other compensation for the performance of technical administrative tasks. During the meeting, the Chairman of the Compensation Committee is available to respond to shareholders' queries as to the general management of the Company’s affairs, including compensation-related matters. The Human Resources Manager also attends the Annual Shareholders’ Meeting to assist in human resources related matters.

VII.3 If deemed appropriate, mention the policies applied by the Compensation Committee of the Issuer that have not been mentioned in the preceding item.

There are no relevant policies that have not been mentioned.

VII.4 If there is no Compensation Committee, explain the manner in which the functions described in  VII. 2 are performed within the Management Body.

As the Company has a Compensation Committee, this item is not applicable.

PRINCIPLE VIII: PROMOTE CORPORATE ETHICS

Recommendation VIII: Ensure ethical behavior in the Issuer.

VIII.1 The Issuer has a Code of Corporate Conduct. Describe the main provisions and say if it is subject to public disclosure. This Code is signed at least by the members of the Management Body and first-line managers. Indicate if its application to suppliers and customers is encouraged.

Recommendation fulfilled.

The Company has a Code of Corporate Conduct and Ethics which sets forth integrity and transparency guidelines and standards that must be observed by all Company’s employees, irrespective of their position or function, and by all persons carrying out works at the Company for a limited period of time or any specific work. The Code is signed by all the employees of the organization, including first-line managers.

The Code of Corporate Conduct and Ethics is based on principles of honesty, dignity, respect, loyalty, dedication, efficiency, transparency and awareness as a guide for the behavior of the people to whom it applies. In this way, the Company intends to respond to growing levels of competitiveness, profitability and social responsibility, with the latter including the valuing of employees, health, safety, environment and contribution to the regions where it operates.

The Code of Corporate Conduct and Ethics is available at the website of the Company.

VIII.2 The Issuer has mechanisms in place for the reporting of unlawful or unethical behavior, either in person or electronically, ensuring that the information conveyed responds to the highest standards of confidentiality, integrity and information preservation and recording. Indicate if the report reception and evaluation service is provided by personnel of the Issuer or by external independent professionals to ensure greater protection for reporters.

Recommendation fulfilled.

The Company has the Ombudsman’s Office for the reporting of irregularities and conflicts of interest in the fulfillment of the Code of Ethics and the rules and policies thereunder, in an atmosphere of respect, seriousness and confidentiality.  The Ombudsman’s Office has a system called “Reporting of Irregularities and Conflicts of Interest” which permits electronic reporting and reporting through different mechanisms involving direct and personal contact, such as interviews, mail, telephone and e-mail.

The office ensures the confidential and integral handling of the information that must be either transferred or recorded and kept on file. The reporting reception and evaluation service is exclusively limited to the Ombudsman Office which is composed of personnel of the Company.

The Ombudsman’s Office reports directly to the Audit Committee and is independent from the maximum authority of the Company.

VIII.3 The Issuer has policies, processes and systems for the handling and disposition of the reports mentioned in item VIII.2. Describe their main aspects and indicate the degree of involvement of the Audit Committee in the disposition of reports particularly those associated with matters of internal control over financial reporting and the conduct of the members of the Management Body and first-line managers.

Recommendation fulfilled.

The Ombudsman’s Office has processes and systems in place for the handing and disposition of the reports mentioned in the previous paragraph. These processes and systems are governed by the following basic principles: (i) Integrity: acting in an independent and impartial manner; (ii) Confidentiality: preserving privacy and respect of persons, information and documents generated during the investigation; (iii) Equality: promoting the inclusion and access of all people to the reporting system; and (iv) Cooperation: promoting cooperation, empathy and participation in the solution of differences and controversial opinions.

Likewise, these policies pursue the appropriate referral to levels with investigation and decision making powers, ensuring that all resources have been used to attain the fairest and most adequate solution.

As regards the involvement of the Audit Committee, it is worth noting that the cases reported either directly or in an anonymous manner and those related to accounting, auditing and internal control matters and to significant conflicts of interests involving external auditors, the management of the Company and the controlling shareholder are submitted to it. The Committee evaluates these reports with the assistance of the Ombudsman’s Office in carrying out analysis and investigations, and it may also seek assistance from external advisors. The Financial Expert has complete unrestricted access to the “Irregularities and Conflict of Interest Reporting System” operated by the Ombudsman’s Office. Likewise, the Ombudsman holds a meeting with the Committee at least once a year in order to submit all reports received together with the different statistical reports in this respect.

PRINCIPLE IX: DEEPEN THE SCOPE OF THE CODE

Recommendation IX: Encourage the inclusion of good governance provisions in the Corporate Bylaws.

Recommendation fulfilled.

The Corporate Bylaws fulfill the requirements established under the BAL, the Rules and Listing Regulations of the BCBA and include provisions on the composition and functions of the Board of Directors, the Audit Committee and the Statutory Syndic Committee.

The Bylaws also include certain provisions of the Corporate Governance Code, particularly those associated to preventing conflict of interest in Directors' voting, and do not include any provision that prevents any recommendation not specifically included from actually being followed.

However, the Board may consider the convenience and occasion of including other good corporate governance provisions in the future.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ended DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

 (Stated in millions of Argentine pesos)

(a) Net effect of exchange differences arising from the indebtedness designated as a hedge of the net foreign investment (Note 2.6.5).

(b) Arising from the sale of Innova (Note 18.2).

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

Notes	2013	2012	2011
CURRENT ASSETS				
Cash and cash equivalents	12	1,193	1,260	1,192
Other investments	14	23	20	21
Trade receivables	15	2,519	2,168	1,871
Other receivables	15	1,551	1,553	1,070
Inventories	16	1,310	1,023	970
Total current assets		6,596	6,024	5,124
NON-CURRENT ASSETS				
Trade receivables	15	73	86	211
Other receivables	15	245	238	896
Inventories	16	58	45	39
Other investments	14	301	279	348
Investments in associates	13.2	3,568	3,006	2,943
Investments in companies under joint control	13.1	497	689	724
Property, plant and equipment	17	9,524	8,480	7,056
Total non-current assets		14,266	12,823	12,217
Total assets		20,862	18,847	17,341
EQUITY				
Capital Stock	19	2,019	2,019	1,010
Other items in Capital		2,186	2,186	2,186
Reserve	21.1	6,508	5,953	448
Other		(693)	(693)	-
Unapropiated retained earnings	20	752	528	6,635
Other comprehensive income	21.2	189	72	66
Total shareholders' equity attributable to shareholders of the Company		10,961	10,065	10,345
Non-controlling interest		734	506	3
Total equity		11,695	10,571	10,348
CURRENT LIABILITIES				
Accounts payable		2,553	1,863	1,572
Short-term loans	22.3	208	1,108	40
Payroll and social security taxes		304	258	194
Taxes payable		578	470	310
Provisions	25	385	643	516
Total current liabilities		4,028	4,342	2,632
NON-CURRENT LIABILITIES				
Accounts payable		7	172	184
Long-term loans	22.3	2,024	1,558	2,182
Employment benefit obligations	24	336	269	195
Deferred income tax liabilities	23	548	354	247
Provisions	25	2,224	1,581	1,553
Total non-current liabilities		5,139	3,934	4,361
Total liabilities		9,167	8,276	6,993
TOTAL LIABILITIES AND EQUITY		20,862	18,847	17,341

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

 (Stated in millions of Argentine pesos)

Attributable to shareholders of the company												
		Capital stock				Rertained earnings								
						Reserve income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (2)	Unappropriated retained earnings	Deferred income	Total	Non-controlling interest	Total equity
Balances as of December 31, 2010		**1,010**	**1,230**	**912**	**44**	**448**	-	-	-	**6,150**	**152**	**9,946**	**7**	**9,953**
Adjustment of prior year's results										(13)	20	7		7
Balances as of December 31, 2010, adjusted		**1,010**	**1,230**	**912**	**44**	**448**	-	-	-	**6,137**	**172**	**9,953**	**7**	**9,960**
Other comprehensive income for the year	(1)	-	-	-	-	-	-	-	-	-	(106)	(106)	-	(106)
Shareholders' decisions of														
April 6, 2011														
- Cash dividends	(3)	-	-	-	-	-	-	-	-	(183)	-	(183)	-	(183)
Net income		-	-	-	-	-	-	-	-	681	-	681	(4)	677
Balances as of December 31, 2011		**1,010**	**1,230**	**912**	**44**	**448**	-	-	-	**6,635**	**66**	**10,345**	**3**	**10,348**
Other comprehensive income for the year		-	-	-	-	-	-	-	-	-	6	6	39	45
Shareholders' Meeting decisions of														
March 29, 2012														
- Capitalization		1,009	-	-	-	-	-	-	-	(1,009)	-	-	-	-
- Legal reserve		-	-	-	-	35	-	-	-	(35)	-	-	-	-
- Future investments reserve		-	-	-	-	-	4,781	-	-	(4,781)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	900	-	(900)	-	-	-	-
- Cash dividends	(3)	-	-	-	-	-	-	(211)	-	-	-	(211)	(18)	(229)
- Acquisition of PELSA	13.5	-	-	-	-	-	-	-	(693)	-	-	(693)	427	(266)
Net income		-	-	-	-	-	-	-	-	618	-	618	55	673
Balances as of December 31, 2012		**2,019**	**1,230**	**912**	**44**	**483**	**4,781**	**689**	**(693)**	**528**	**72**	**10,065**	**506**	**10,571**
Other comprehensive income for the year		-	-	-	-	-	-	-	-	-	117	117	171	288
Shareholders' Meeting decisions of														
March 21, 2013														
a) Allocation of retained earnings:														
- Legal reserve		-	-	-	-	32	-	-	-	(32)	-	-	-	-
- Future investments reserve		-	-	-	-	-	523	-	-	(523)	-	-	-	-
b) Resolution of the balance of reserves for future investment:														
- Reversal by investments		-	-	-	-	-	(2,999)	-	-	2,999	-	-	-	-
- Constitution for new investments		-	-	-	-	-	2,638	-	-	(2,638)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	361	-	(361)	-	-	-	-
Dividends in cash		-	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Net income		-	-	-	-	-	-	-	-	779	-	779	73	852
Balances as of December 31, 2013		**2,019**	**1,230**	**912**	**44**	**515**	**4,943**	**1,050**	**(693)**	**752**	**189**	**10,961**	**734**	**11,695**

(1) The change is net of the effects of the sale of Innova  in the amount of 134  (Note 18.2)

(2) Balances due to business combination of companies under common control (Note 2.6.5)

(3) Cash dividends per share amounted to $0.10 and $0.18 in fiscal years ended December 31, 2012 and 2011, respectively.

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

Notes	2013	2012	2011
Cash provided by (used in) operations:				
Net income		852	673	677
Reconciliation to net cash provided by (used in) operating activities:				
Share of profit of equity accounted investees	13.3	279	148	36
Financial results, net		(419)	(289)	(125)
Depreciation of property, plant and equipment	17	2,194	1,738	1,205
Abandoned and non-productive well write-downs	8	27	168	294
CIESA Debt Restructuring	13.1.4	-	(221)	-
Disposal of property, plant and equipment		(3)	(23)	(30)
Gain from the sale of Innova S.A.	18.2	-	-	(706)
Gain from the sale of fertilizer business		34	-	-
Writedown of contractual credit in Ecuador	9	-	61	143
Income tax	23	552	492	15
Accrued interest		212	199	206
Other		49	75	88
Changes in assets and liabilities:				
Trade receivables		(271)	8	(700)
Other receivables		(298)	148	9
Inventories		(294)	(48)	(55)
Accounts payable		241	333	42
Payroll and social security taxes		118	122	62
Taxes payable		161	(81)	(202)
Provisions		(28)	(92)	559
Dividends collected	13.4	23	14	416
Interest paid		(216)	(178)	(215)
Income tax paid		(435)	(345)	(7)
Net cash used in discontinued operations	18.2	-	-	(17)
Net cash provided by operations		2,778	2,902	1,695
Cash provided by (used in) investing activities:				
Acquisition of property, plant and equipment		(2,524)	(1,994)	(1,763)
Acquisition of interests in companies and oil and gas areas		-	(1,005)	-
Debt restructuring charge for CIESA		-	195	-
Sale of property, plant and equipment, interests in companies and oil and gas areas		605	108	1,015
Net variation in investments other than cash and cash equivalents		35	81	18
Fideicomiso Financiero de Obra Gasoducto Sur		34	36	35
Net cash used in investment activities for discontinued operations	18.2	-	-	(77)
Net cash used in investing activities		(1,850)	(2,579)	(772)
Cash provided by (used in) financing activities:				
Net increase (decrease) in short term loans		96	2	(5)
Increase in long term loans		49	-	-
Payment of loans with original long-term maturity		(1,302)	(85)	(1,747)
Cash dividends paid		(16)	(229)	(183)
Net cash provided by financing activities for discontinued operations	18.2	-	-	4
Net cash used in financing activities		(1,173)	(312)	(1,931)
(Decrease) increase in cash and cash equivalents		(245)	11	(1,008)
Cash and cash equivalents at the beginning of the year		1,260	1,192	2,113
Effect of exchange rate change on cash and cash equivalents		178	57	87
Cash and cash equivalents at the end of the year	12	1,193	1,260	1,192

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

(stated in millions of Argentine pesos, except as otherwise indicated)

1. General information

1.1. The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s shares are listed on the Buenos Aires Stock Exchange. Its ADS, each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the NYSE.

1.2. Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and sale and distribution of hydrocarbons. Petrobras Argentina S.A. holds operations in Argentina, Bolivia, Ecuador and Venezuela. As from January 2010 and March 2011, the Company discontinued its businesses in fertilizer business segment (Note 18.1) and in Brazil (Note 18.3), respectively. The Company’s fiscal year ends on December 31 of each year.

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on February 12, 2014.

1.3. Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

2.1. Statement of compliance

These financial statements have been prepared in accordance with IFRS as issued by the IASB.

2.2. Summary of the main accounting policies

The main accounting policies adopted in the preparation of these financial statements are described below, which have been consistently applied in these financial statements .

The accounting policies have been applied consistently by all Group companies.

For comparative purposes, the necessary amendments were made in the financial statements of prior years in order to present them on a consistent basis mainly attributable to the effects of changes to IAS 19 "Employee Benefits as indicated in note 2.2.1.

All changes detailed above do not affect the decisions made based on it.

2.2.1. New standards and interpretations issued by the IASB effective as of December 31, 2013 and that have been adopted by the Company

IFRS 7 "Financial Instruments - Disclosures"

The amendment to IFRS 7 adds information to evaluate the effect of netting agreements.

Application of amendment to IFRS 7 did not involve new disclosures.

IFRS 10 “Consolidated Financial Statements”

The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the company in which the investor holds its interest, and that basis is control. The definition of control includes three elements: a) power to govern the financial and operating policies of an entity, b) exposure or right to variable returns of an entity and c) the ability to use power over an entity to affect the investor’s returns. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety.

Application of amendment to IFRS 10 did not impact on the Company’s results of operations or on its financial position.

IFRS 11 “Joint Arrangements”

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (similar to the existing concept of jointly controlled entity).

Application of amendment to IFRS 11 did not impact on the Company’s results of operations or on its financial position.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

New disclosures have been included in note 13.

IFRS 13 “Fair Value Measurement”

IFRS 13 provides a single framework for measuring fair value when it is required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value, and defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Also, IFRS 13 requires disclosures about fair value measurements.

Application of IFRS 13 did not did impact on the Company’s financial position nor involve new disclosures.

IAS 1 “Presentation of Financial Statements”

Amendment to IAS 1 improves the presentation of items within the Consolidated Statement of Comprehensive Income by classifying them by nature and grouping them in items that will be reclassified to profit or loss in subsequent periods, and those that will not be reclassified to profit and loss.

The indicated classification was made retroactively adjusted on the comparative information included in these financial statements.

IAS 19 “Employee Benefits”

During the year, the Company adopted the amendments to IAS 19, for which the IASB eliminated the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans.

In addition to this, in order to unified employment benefit obligations, other related liabilities have been reclassified, which were previously included in Provisions.

The indicated changes was made retroactively adjusted on the comparative information included in these financial statements. The affected items were:

2.2.2 New standards and interpretations issued by the IASB not effective as of December 31, 2013 and that have not been earlier adopted by the Company

IFRS  9 “Financial instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification and measurement of financial assets and liabilities. Subsequently, the IASB amended IFRS 9.

IFRS 9 does not have a mandatory effective date, however, its application is permitted.

The Company is currently analyzing the impact of IFRS 9, as the date of these financial statements is not reasonably possible to determine the impact of it.

IAS 32 "Financial Instruments - Disclosure and Presentation"

In December 2011, the IASB amended IAS 32 "Financial Instruments - Presentation", which is applicable for years beginning on or after January 1, 2014, allowing early application.

The amendment to IAS 32 alters the application guidance in matters relating to the compensation of financial assets and liabilities.

The Company is currently analyzing the impact of the amendment to IAS 32,  however, the application of it will not impact the results of operations or financial condition of the Company, but will only involve new disclosures.

IFRIC 21 "Liens"

In May 2013, the IASB issued IFRIC 21 "Liens" interpretation, which is applicable for periods beginning on or after January 1, 2014 , allowing early application.

IFRIC 21 addresses the accounting for a liability to pay a levy imposed by the government according to the law.

The Company is currently assessing the impact of IFRIC 21, however, it is estimated that the implementation of the same will not impact significantly on the results of operations or financial position of the Company .

IAS 36 "Impairment of Assets"

In May 2013, the IASB amended IAS 36 "Impairment of Assets" , which is applicable for periods beginning on or after January 1, 2014 , allowing early application.

The amendment alters IAS 36 disclosure requirements regarding the determination of the value of asset impairment.

The application of the amended IAS 36 will not impact the results of operations or financial position of the Company, but will only involve new disclosures.

Annual cycle of improvements to IFRSs

In December 2013, the IASB published two documents containing amendments to IFRSs that are mostly applicable for periods beginning on or after July 1, 2014, allowing early application.

The Company is currently analyzing the impact of the implementation of the amendments, however, anticipate that the same will not impact the results of operations or financial position of the Company, but will only involve new revelations.

2.3. Consolidation and interests in other companies

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of their exposure or rights to variable returns and their ability to influence them through its power to direct the relevant activities, including generally a shareholding of more than half of the voting rights.

Subsidiaries are fully consolidated as from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The acquisition cost is determined as the fair value of the assets transferred, equity instruments issued and debt assumed at acquisition date. Costs directly attributable to acquisition are charged to income as incurred. A non-controlling interest in the acquired company is measured at fair value at acquisition date or on the basis of the proportional value of net assets acquired. The excess of acquisition cost and the non-controlling interest amount in the acquired company over net identifiable assets is recorded as goodwill. If this amount is lower than fair value of net assets acquired, the difference is recognized in the Consolidated Statement of Income.

Acquisitions of subsidiaries qualifying as companies under joint control are recorded following the guidelines described in Note 2.3.1.4.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Income.

The accounting policies of subsidiaries have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

Petrobras Argentina has consolidated line by line its financial statements with those of companies over which it exercises control.

In the consolidation of subsidiaries, the amount of the investment in such subsidiaries and the share in their profit (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

2.3.1.2. Interest in joint ventures

A joint venture is a contractual agreement whereby two or more parties engage joint control. Joint control exists only when decisions relating to the relevant activities require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the same.

2.3.1.2.1. Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

As of December 31, 2013, 2012 and 2011, the Company exercises joint control over CIESA. At December 31, 2012 and 2011 the Company had joint control over Distrilec whose sale was effective on January 30, 2013 ( Note 13.1.1) .

The intercompany gains (losses) from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in joint ventures, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.2.2. Joint operations and branches

The Company recognizes its proportionate interest in the joint operations assets, liabilities, revenues, costs and expenses related to its participation in joint operations in different consortia and joint ventures for exploration and production of hydrocarbons.

Branch offices have been consolidated on a line by line.

2.3.1.3. Associates

Associate companies are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost, including goodwill recognized at the acquisition date and subsequently measured under the equity method.

The intercompany gains (losses) from transactions between the Company and associates are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of associate companies have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in associate companies, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.4. Company under common control

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a society under common control (Note 13.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity ("Other" Note 2.6.5). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associated companies as of December 31, 2013, 2012 and 2011 was used, or the best available financial information as of those dates, adapted to an equal period of time. In addition, adjustments to adapt measurement methods to those of the Company have been considered.

2.4 Translation of foreign operations

The main considerations of conversion operations functional currency different from the presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of the Group’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates. The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as Other comprehensive income.

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a functional currency other than the Group’s presentation currency are translated into the presentation currency as follows:

- the assets and liabilities are translated using the closing exchange rate;

- the gains or losses are translated using the exchange rates prevailing at the date of the transactions.

The results from the remeasurement process into the functional currency are recorded in line Financial results of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in Other Comprehensive Income. When an investment is sold or disposed of, in whole or in part, the related exchange differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

2.5. Operating Segments Reporting

The Company has adopted IFRS 8 - Segment Reporting, which states that those business segments are identified on the basis of internal reports about components of the Company reviewed regularly by the board, chief operating decision maker in order to allocate resources and evaluate their performance.

In segmentation the Company considers transactions with third parties and intercompany operations, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interests in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidated company as of June 1, 2012 (Note 13.5).

b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment. The 2011 year include the operations of the refinery San Lorenzo and its network of service stations associated to the May 2, 2011 date on which the sale was finalized (Note 18.1).

c) Petrochemicals, styrenics operations developed in Argentina and Brazil (this last until March 2011 - See Note 18.2).

d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage and trading activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Enecor. The 2012 and 2011 years include Edesur shareholding , through its parent company Distrilec, the sale became effective on January 30, 2013 ( Note 13.1.1)

e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.6. Basis of measurement

The main measurement criteria used in the preparation of these financial statements are as follows:

2.6.1. Financial assets policies

2.6.1.1. Classification of financial assets

The Company classifies its financial assets as follows:

Financial assets at fair value through profit or loss

This category includes financial assets acquired or held for trading or sale in the short term or those so designated by Management. Gains and losses derived from changes in fair value are recognized in the Consolidated Statement of Income.

Within this category, the Company has mutual funds which are measured at the value of those funds at each reporting date.

Held-to-maturity financial assets

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturities, when the Company has the positive intention and ability to hold these instruments to maturity.

These assets are initially recognized at fair value plus directly attributable transaction costs. Subsequently, held-to-maturity investments are measured at amortized cost; the effective interest method is used to recognize the related accrued interest in the Consolidated Statement of Income. When the book value of these assets exceed their recoverable values, an impairment loss is recognized in the Consolidated Statement of Income.

Within this category, the Company holds certificates of deposit and loans to several Group’s companies.

Loans and Receivables

Loans and receivables are financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded under Other operating income (expense).

In the years ended December 31, 2013, 2012 and 2011, there was no impairment charge of financial assets.

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are accounted for within “Loans” in current liabilities in the Consolidated Statement of Financial Position.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

The amortized cost of trade receivables, other receivables, other long-term investments, accounts payable and other payables approximates to its fair value. Also, the fair value of current bank and financial debt does not differ significantly from their carrying amount at 31 December 2013, 2012 and 2011.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income in line Administrative and selling expenses.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.1.5. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” include advances to suppliers measured on the basis of the amounts actually disbursed.

2.6.2. Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

Inventories are measured at the lower of acquisition or net realizable value. Cost is determined using the  weighted average price method.. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition. In the case of manufactured products and the production process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

2.6.3. Property, plant and equipment

2.6.3.1. General principles

Property, plant and equipment, except as indicated below, is measured following the cost model. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2013, 2012 and 2011 no borrowing costs were capitalized.

Property, plant and equipment related to foreign operations have been translated into the functional currency at historical exchange rates, and they have been translated into pesos at the closing exchange rates.

2.6.3.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas: (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and restoration.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.3.3. Depreciation

The Company depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

The depreciation method is revised at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

 Petrobras Argentina depreciates, using the straight-line method, each significant component of the assets not related to oil and gas production areas that: (i) is identifiable as an independent component with a significant cost in relation to the total value of the asset, and (ii) has an operating useful life that differs from another significant part of the same asset.

2.6.3.4. Impairment of non–financial assets

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs to sell and value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the premises that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

Discount rates used to calculate the value in use are the respective WACC. For each asset or cash generating unit a specific WACC was determined which considered the business segment and the country conditions where the operations are performed.

In subsequent periods, the reversal of the impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and b) its recoverable value.

As of December 31, 2013 the Company recognized an impairment charge of 11 on property, plant and equipment (Note 17).

As of December 31, 2012, and 2011 the Company did not recognize any impairment charge on property, plant and equipment.

2.6.4. Accounting for derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any collected or paid monies.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized under “Other comprehensive income” in “Equity”. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the Consolidated Statement of Income under “Financial results”.

A hedge is considered effective when originally, as in the rest of life, its changes offset from eighty and a hundred twenty five percent change in the opposite direction of the hedged item. In this regard, the Company excludes the specific component attributable to time value of an option in the measurement of the effectiveness of the instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedging transaction is no longer effective; or (c) the forecast transaction does not have a high likelihood of occurrence. Income (loss) arising from the hedging instrument that would have been allocated to Other comprehensive income should remain there until the committed or forecast transaction occurs, in the case of (a) and (b), and are charged to the Consolidated Statement of Income in the case of (c).

As of December 31, 2013, 2012 and 2011, the Company did not maintain derivative financial instruments, and in these financial statements no significant charge to income is made for derivative operations in the years ended on such dates.

2.6.5. Equity accounts

The equity accounts, except as noted in Retained earnings are presented pursuant to the previous accounting standards to the implementation of IFRS. The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Capital Stock

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at their nominal value issued under Argentine law.

Adjustment to capital stock

Capital stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

Capital stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Retained earnings”.

Additional paid in capital from merger

This account was generated in January 2005 as a result of the merger of Eg3, PAR and Petrolera Santa Fe, whereby all assets, liabilities, rights and obligations of the absorbed companies were included in the Company’s equity and shares of the Company were issued based on the approved share exchange ratio.

Additional paid-in capital on sales of stock of parent

The account additional paid-in capital on sales of stock of parent generated until 2010, as a result of the sale of shares of the Company, with sales values greater than their acquisition costs.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining shares of the Company (Note 24.4).

Legal reserve

Pursuant to the provisions of the LSC, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Reserve for future investments

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities, which are focused on the oil and gas exploration and production business.

Future dividends reserve

It relates to the amount allocated by the Shareholders to set up a reserve for future dividends. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Shareholders’ Regular Meeting.

Other comprehensive income

It includes the gain/loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, actuarial gains and losses for defined benefit plans and the related tax effect (Note 21.2)

Unappropriated retained earnings

Until December 2012, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned under “Legal reserve”.

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders complied with these requirements at their meeting held on March 29, 2012 (Note 20).

Distribution of dividends

The cash dividend is recognized as a liability in the Group's financial statements in the year in which they are approved by the shareholders of the Company.

Other ítems in Equity

The "Other" corresponds to the amount generated acquisition PELSA (note 13.5), operation defined as a business combination of companies under common control, which affected earnings in (693), determined as the difference between the carrying amount of assets and liabilities at the date of the transaction and the amount paid. Total distributable retained earnings are reduced by the balance of this item.

2.6.6. Loans

Loans are initially recognized at fair value net of incurred transaction costs. Subsequently, they are carried at amortized cost. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statement of Income throughout the life of the loans using the effective interest method.

The loans are classified as current liabilities unless the Company has the right to defer settlement of the liability by at least 12 months following the reporting date.

2.6.7. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of the present value of the assets of the plan, with which the obligations will be settled.

Actuarial gains and losses are recognized on other comprehensive income and costs of services provided in the past in earnings.

2.6.8. Taxes payable

2.6.8.1. Income tax

Income tax expense for the year comprises current and deferred tax and is recognized in the Consolidated Statement of Income, except to the extent it relates to items recognized in the Consolidated Statement of Comprehensive Income. In this case, the corresponding tax effect is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s management periodically evaluates criteria adopted in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and sets up provisions where appropriate.

The Company accounts for the deferred tax balance using the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the pertinent amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

Deferred assets and liabilities are measured at the tax rate that is expected to be applicable in the period when the asset will be realized or the liability settled, on the basis of the tax rates in force or in process of enactment at the reporting date.

Deferred tax assets and liabilities are offset by company if there is a legally enforceable right to set off tax assets and liabilities and if the deferred income tax is related to the same tax authority.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Ecuador, Bolivia and Spain are 35%, 50%, 22%, 25% and 30%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.8.2. Minimum presumed income tax

In Argentina, the minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2013, 2012 and 2011, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.8.3. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

2.6.8.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined. On January 3, 2013 the Ministry of Economy and Public Finance, by order 01/2013, proceeded to modify the methodology for the calculation of taxes on exports of crude oil by increasing the reference value at USD 80 per barrel and cutoff value to $ 70 per barrel.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

2.6.8.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reinstated the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services in Argentine.

2.6.8.6 New regulations for hydrocarbon activities in Argentina.

Law Nº 26,741 passed in May 2012 declared of public interest and a state priority in the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of hydrocarbon exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree Nº 1,277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law Nº 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime, which has established the creation of the Committee on Strategic Planning and Coordination of the National Plan is issued Hydrocarbon Investment (the "Commission”) under the Ministry of Economic Development Policy and Planning of the Ministry of Economy and Finance, as well as the National Hydrocarbon Investment Register (the “Register") . Decree No. 1,277/12 established the obligation to the companies in the oil and gas industries from Argentina to present to the Commission an annual investment plan of exploration and exploitation. The Commission is required to design a Hydrocarbon National Investment Plan, which seek to maximize investment and sustainability of the industry in the short, medium and long term. In addition, Decree Nº 1,277 also derogated certain sections of Decrees Nº 1,055/89, Nº 1,212/89 and Nº 1,589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable reporting requirements.

In February 2013, by Resolution No. 1/2013, the Commission created the "Incentive Program Injection Natural Gas Surplus," in which companies can participate enrolled in the Register. Participation will be through the submission of projects to increase the total volume of natural gas to be injected into the domestic market during the proposed period. Once the project is implemented, it provides: a) compensation for injection based on surplus at a price of 7.5 USD / MBTU and b) a fine in the case of the company during a specified period, has not managed to increase production volumes committed. In order to develop gas fields in Argentina, the Company formalized presentations required for the qualification of Resolution No. 1/2013 and so far the Commission has not issued.

Additionally, in November 2013, by Resolution No. 60/2013, the Commission created the “Stimulus Program Injection Natural Gas for Business with Reduced injection”. Producers have until March 31, 2014 to present their project to contribute to increase levels of natural gas production. The same is aimed at companies without previous production, or capped at 3.5 MMm3/day, with price incentives before increases production, and LNG import penalties if the companies do not comply with the committed volumes. Also, those companies that were program beneficiaries mentioned in the preceding paragraph and meet the conditions thereof, can request the termination of its participation in that program and its incorporation into the present.

2.6.9. Provisions

Accounting provisions are recognized when: a) the Company has a present obligation (legal or assumed) as a result of a past event, b) it is probable that an outflow of resources will be required to settle that obligation, and c) can get a reliable estimate of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, taking into account the best available information at the time of preparation of the financial statements based on assumptions and methods considered appropriate. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments at the balance sheet date, the time value of money and the specific risks associated with the particular person.

2.6.10. Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

2.6.11. Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2013, 2012 and 2011 gas imbalance liabilities were 3, 4 and 6, respectively, attributable to 47, 57 and 80 million cubic meters, respectively.

 The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Consolidated Statement of Income.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

2.6.12. Discontinued operations

This category includes those operations which constitute a separate line of business or a geographic area of operations.

Therefore, operations related to those carried out and in Brazil (Note 18.2) were classified by the Company as discontinued operations.

Where an operation is classified as discontinued, the comparative Consolidated Statements of Income, of Comprehensive Income and of Cash Flows have been  changed as if the operation had been discontinued as from the beginning of the comparative period.

3. Critical accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant estimates and assumptions are described below:

3.1. Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on its interpretation and judgment.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

3.2. Provision for well abandonment

Well abandonment liabilities when operations cease gives rise to the estimation of time and amount of abandonment costs by Company’s management. Technology, costs and political, environmental, safety and public relation considerations constantly change and may give rise to differences between actual future costs and estimates.

3.3. Impairment of assets

For the purpose of assessing recoverability of non financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

3.4. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial, applying the criteria indicated in note 2.6.9, for which elaborates the estimates mainly with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the provision if they may be reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

3.5. Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

3.6. Employment benefit

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial estimates as indicated in note 24.

4. Financial and equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the years included in these financial statements:

4.1.1. Commodity price risks

Petrobras Argentina’s operations are affected by a number of factors which are beyond the Company’s control, including the changes in the market price of its products, governmental regulations on prices, taxes and other charges, royalties and other factors.

In Argentina, a series of regulations issued during recent years, particularly focused on the energy sector and aimed at reducing the impact of inflationary pressures, have limited the possibility of changing the price of the Company’s products.

As of December 31, 2013, 2012 and 2011, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.1.2. Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain  foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because a significant portion of its debt is designated as hedges of investment in foreign currency, so the exchange differences generated by this debt are recognized in Other comprehensive income.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report, including designated debt coverage indicated above, are as follows:

During the year 2013, between the months of July and October, the Company used derivative financial instruments, which did not produce significant results.

As of December 31, 2012 and 2011, the Company was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

Considering the financial position at December 31, 2013, Management estimates that for every increase or decrease in the exchange rate of 20% against the U.S. dollar would result in a profit or loss before tax of 160. Additionally, estimates an increase or decrease of 130 in line “Other comprehensive income” for the conversion of foreign operations, net of debt designated as a hedge. This sensitivity analysis is not inherent foreign exchange risk.

Management estimated, based on the financial position as of December 31, 2012 and 2011, that each P$0.10 increase or decrease in the exchange rate against the U.S. dollar would result in a gain or loss before taxes of 7 and 13 and a reduction or increase in equity of 68 and 54, respectively.

 4.1.3. Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2013, 2012 and 2011 approximately 90%, 93% and 98%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 22.

During the years ended December 31, 2013, 2012 and 2011, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2013, 2012 and 2011 the Company’s debt subject to variable interest rates was 220, 189 and 54, respectively. Considering the low amount of debt in 2013, 2012 and 2011, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

4.1.4. Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

Petrobras Argentina has a protection policy against liquidity risk. To such end, it maintains cash and cash equivalents, other liquid financial instruments and uncommitted credit lines in a sufficient amount to pay out loans and other financial debts at maturity, in addition to maintaining an adequate balance between short and long term debt.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

The Company invests its cash in local and foreign financial institutions with adequate credit ratings. The Company manages its liquidity in accordance with a policy approved by its Board of Directors. It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2013, 2012 and 2011 is shown below:

Aging of financial liabilities

An estimate of future obligations by remaining contractual maturities for the years ended December 31, 2013, 2012 and 2011 are exposed bellow. These estimates are made based on information available at the close of December 31, 2013 and may not reflect the actual amounts in the future. Therefore, the exposure amounts are provided to the illustrative purpose only.

(a) Corresponds to less than three months.

(b) Corresponds to less than three months.

(c) Corresponds to less than three months.

4.1.5. Credit risk

Credit risk represents the exposure to possible losses derived from the lack of compliance by commercial or financial counterparties with the obligations assumed with the Company. This risk mainly results from economic and financial factors or from a possible default of counterparty.

Credit risk is associated with trade receivables as well as with cash equivalents and cash in banks and financial institutions.

The Company, in the normal course of business and according to its credit policy, provides credit lines to a large client portfolio, in several industry sectors, including gas station operators, refiners, exporting companies, petrochemical companies, natural gas distribution companies, large electricity users and distribution companies, among others.

The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of bad debt losses.

The allowance for bad debt recognized by the Company represents its best estimate of probable losses in relation to trade receivables.

As of December 31, 2012 the Company’s trade receivables amounted to 2,592, of which 97% was due within one year and  4% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 33% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No other customer concentrates a significant percentage of total trade receivables.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.6. Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2013, 2012 and 2011, cash provided by operating activities amounted to 2.778, 2,902 and 1,695, respectively.

The Boards of Directors of the companies over which Petrobras Argentina exercises significant influence or joint control set out their own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio at December 31, 2013, 2012 and 2011 is as follows:

4.2. Financial instruments by category

As of December 31, 2013, 2012 and 2011, the categories of financial instruments were as follows:

4.3. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

* The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

* The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting dates for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

* The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of the reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

The estimated fair value of long-term loans as of December 31, 2013, 2012 and 2011, valued at amortized cost, except for financial instruments whose book values above approximate fair values, are as follows:

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs observables used to measure fair value:

* Level 1: Observable inputs such as quoted prices in active markets;

* Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

* Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

5. Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

5.1. Business segments:

The business segments were defined according to the regular way in which management analyzes information in decision making.Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Below is detailed information on each business segment identified by the Company’s Management:

Consolidated Statement of Income	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
	2011					
Sales						
To third parties	176	7,039	1,705	2,184	-	11,104
Inter-segment	3,968	312	98	152	(4,530)	-
	4,144	7,351	1,803	2,336	(4,530)	11,104
Cost of sales	(2,982)	(6,619)	(1,562)	(1,769)	4,470	(8,462)
Gross profit	1,162	732	241	567	(60)	2,642
Administrative and selling expenses	(183)	(532)	(81)	(59)	(367)	(1,222)
Exploration expenses	(391)	-	-	-	-	(391)
Other operating (expenses) income, net	(565)	(22)	(27)	38	(255)	(831)
Share of profit of equity accounted investees	(136)	67	-	33	-	(36)
Operating income (loss)	(113)	245	133	579	(682)	162
Interest income	18	7	-	31	37	93
Interest lost	(44)	(20)	(1)	(6)	(182)	(253)
Other financial results	(60)	(62)	(79)	(15)	200	(16)
Other	(18)	(15)	88	(1)	(69)	(15)
Net (loss) income continued operations	(217)	155	141	588	(696)	(29)
Net income discontinued operations	-	-	706	-	-	706
Net income (loss)	(217)	155	847	588	(696)	677

Other relevant information

5.2. Relevant information by geographical area

Below is information on assets, sales, operating income and equity in earnings of affiliates aggregated by geographical area:

        (1) Entirely related to sales to third parties.

6. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

6.1. Expenses attributable to cost of sales

7. Administrative and selling expenses

8. Exploration expenses

9. Other operating expenses, net

(1)  Corresponding to charges related to environmental issues undertaken by the Company from the current year, resulting from increased levels of demand of internal policies, in line with international standards of excellence.

10. Financial results

11. Earnings per share

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a Nominal Value of P$1 and entitled to one vote per share.

According IAS 33, for all periods presented, the weighted average number of ordinary shares was retroactively changed to give effect to the capitalization of retained earnings during 2012.

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

12. Cash and cash equivalents

13. Investments in related companies

13.1. Investments in joint ventures

13.1.1. Distrilec

In the first quarter of 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. and La Plata Cogeneración S.A. all of its direct and indirect interests in PEDASA and PFB, for an amount of US$ 35 million, with a loss of 34 shown under Other operating expenses, net (Note 9).

At December 31, 2012, through PEDASA and PFB, the Company held an indirect stake of 48.50% in Distrilec, parent company of EDESUR.

13.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

13.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

At December 31, 2013, 2012 and 2011, the carrying value of the direct and indirect holding in CIESA was 497, 487 and 269, respectively. At December 31, 2011 and 2010, the carrying value of CIESA including (185) and (195) for adjustments made to align the accounting principles to those of the Company and 110 from the transfer to Enron of TGS shares’

At December 31, 2012 and 2011, the carrying value of the indirect interest in Distrilec amounts to  202 and 455, respectively, which includes 19 and 25 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

13.1.4. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, their notes issued in 1997 for a nominal value of USD 200 million, or the cap and collar of interest rate agreements.

As of April 2004, the shareholders and creditors of financial CIESA held a series of agreements, which, among other actions, certain share in order to provide the necessary flexibility to advance the restructuring was planned transfers CIESA’s financial debt above. Thus, on 1 September 2005 entered into a Restructuring Agreement Financial Debt (Restructuring Agreement), which was subject to approval by the ENARGAS and CNDC, they succeeding from January 2009 a number of legal claims before the Courts of New York.

On October 5, 2011, by note No. 11,362, ENARGAS have expressed no objections to the Settlement Regulatory Restructuring and said that the same may be enforced once the approval is obtained by the CNDC. At the date of issuance of these financial statements, the authorization of the CNDC was not obtained.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Pampa Energía S.A., Pampa Inversiones S.A. e Inversiones Argentina I Ltd. (Pampa Group), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement  by which pampa Group entered the agreement

On July 13, 2012, CIESA, Grupo Pampa and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of profit of equity accounted investees, respectively, with a charge of 95 in Income tax.

Under the conclusion of the Agreement referred to in this note and the provisions of the Board meeting held on CIESA October 23, 2012, on January 2, 2013 CIESA CNV notified the formal cancellation of the Notes beginning as necessary for the removal of the Company's Board of Public Offer and Listing.

13.1.5. Tariff situation of the public utility companies

13.1.5.1. General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2013, the Law No. 26,896 was issued, which extended the public works and services renegotiation term to December 2015.

13.1.5.2. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, wich is part of the MPFIPyS, in compliance with Resolution No. 2,000/2005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was demanded by UNIREN. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable unless TGS’s Board of Directors decided not to renew the same before or at the end of each period in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for the execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2,000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed each one extraordinary appeals which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Meanwhile, on August 25, 2011 the SCyCG returned administrative actions cited ENARGAS realizing that it took the intervention by Resolution No. 2000/2005. On June 11, 2012 the Federal Supreme Court of Justice required the main actions in order to resolve the complaint filed by ENARGAS, having the Company placed the fact of compliance by the SCyCG the lawsuit willing to his respect the Supreme Court's November 28, 2013 rejected the appeal filed by the ENARGAS against the decision rejecting the Extraordinary Appeal brought against the judgment which confirmed the substance of the judgment delivered by the Judge of First Instance upheld the amparo filed by the Company.

Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and 2010 TGS managements decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government. As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the PEN recommending the steps to be taken.

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011 a new proposal, similar to the previous one, was received. This proposal, if accepted by TGS, will allow UNIREN to start the administrative proceedings required to be successfully completed before the competent authorities for execution of the Agreement.

Investment CIESA / TGS

At December 31, 2013 the book value of the investment in CIESA ( TGS 's controlling shareholder ) amounts to 497 and represents about 2% of the total assets of Petrobras Argentina .

The Company has analysed of the recoverability of the investment based on assumptions of increases in business rates TGS , and concluded that they should be recorded impairment losses. The materialization of certain assumptions used in the evaluation is highly sensitive to the economic environment and is contingent on future events and actions , some of which are outside the scope of the management of the Company and could affect the value of the assets .

13.2. Equity in associates

(1) Included Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A

(2) The activity for the years ended December 31, 2013, 2012 and 2011, includes (580), (189) and (65) charged to "Other comprehensive income" and (520), (285) and (294), charged to "Share of profit of equity accounted investees",  respectively (see note 13.3).

Investments in Mixed Companies in Venezuela

In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

As of December 31, 2013, 2012 and 2011 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 3,078, 2,634 and 2,450, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the fair value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure fair value consider the type of asset involved, the business segment and the country where operations are conducted. As of December 31, 2013, 2012 and 2011 the Company maintains allowances for impairment on these investments of 2,854, 1,803 and 1,329, respectively.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2013, 2012 and 2011 the Company maintains allowances for impairment on this asset of 574, 434 and 380, respectively.

13.3. Share of profit of equity accounted investees

(1) Includes an allowance of 520, 285 and 281 for the years ended December 31, 2013, 2012 and 2011.

(2) In 2012, includes 165 for the debt restructuring of CIESA. (Note 13.1.4)

13.4. Dividends collected

13.5. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

The price agreed between the parties further includes a contingent payment to the seller for a period of 10 years from the acquisition to reflect the value of any identification of unconventional resources in commercially exploitable areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. Such compensation will be done considering the market value of these resources to the valuation date, and will be conducted by an internationally renowned independent evaluator hired by agreement between the parties. At the date of issuance of these financial statements have not been identified unconventional commercially exploitable resources, whereby the Company has not recognized liabilities related to this transaction

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity (Note 2.6.5)

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

The results incorporated since 1 June 2012 are as follows:

If they had been consolidated since 1 January 2012 the results have been incorporated as follows:

13.6. Information about ownership in subsidiaries and affiliates as of December 31, 2013

13.7. Relevant information

The table below shows the most relevant information from the statements of income and cash flows of the subsidiaries with material non-controlling interest, apply from the purchase of an additional interest in PELSA in May 2012 (Note 13.5 )

Name	Country	Proportion non-controllig interest 2013	2012
Petrolera Entre Lomas S.A.	Argentina	41%	41%

Statement of profit or loss	**2013**	**2012**
Sales	1.686	841
Cost of sales	(1.044)	(514)
Gross profit	642	327
Administrative and others expenses	(179)	(76)
Financial results	(7)	1
Income (loss) before income tax	456	252
Income tax	(278)	(118)
Income (loss) from continuing operations	178	134
Attributable to non-controlling interests	**73**	**55**
Other comprehensive income	416	95
Attributable to non-controlling interests	**171**	**39**
Dividends paid to non-controlling interests	**16**	**18**

Statement of financial position	**2013**	**2012**
Current Assets	537	455
Non-current Assets	1.953	1.387
Current Liabilities	(355)	(346)
Non-current Liabilities	(354)	(268)
Equity	(1.781)	(1.228)
Attributable to non-controlling interests	(734)	(506)

Cash flow	**2013**	**2012**
Operating	657	423
Investing	(559)	(143)
Financing	(145)	(111)
Effect of exchange rate change	58	11
Increase	11	180

14. Other investments

15. Trade receivables and other receivables

1) The activity in the years ended December 31, 2013, 2012 and 2011, includes (9), (16) and (21) charged to "Administrative and selling expenses" and , as of December 31, 2010, includes 46 related to write-offs.

2) As of  December 31, 2013, 2012 and 2011 current trade receivables include an average of 4% of non provisioned due, which do not exceed a period of 3 months.

1) Activity of (140), (54) y (28) in the years ended December 31, 2013, 2012 and 2011 are shown under Other comprehensive income, respectively. As of December 31, 2012 includes 143 related to write-offs.

2) As of  December 31, 2013, 2012 and 2011 current receivables include an average of 4% of non provisioned due, which do not exceed a period of 3 months.

16. Inventories

17. Property, plant and equipment

Changes in property, plant and equipment

  (1) Decreases on the category for the year ending "production wells, exploratory wells and oil and gas property" on December 31, 2013 includes 11 impairment Santa Cruz area II, charged in "Other operating expenses" (Note 9).

18. Discontinued operations and assets classified as held for sale

18.1. San Lorenzo refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of the San Lorenzo Refinery, the loading and unloading facilities and the associated gas stations network. The price of the transaction was US$102 million, including the foregoing assets and inventories of oil and oil related products. The transaction became effective on May 2, 2011 and it is subject to approval by the Argentine Antitrust Authorities.

18.2. INNOVA

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723, included in Income from discontinued operations (net of income tax) and the transfer of Other comprehensive income to income of 134.

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the three-months ended December 31, 2011 for the discontinued operations:

19. Capital stock

As of December 31, 2013, the Company’s capital stock amounted to 2,019, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

20. Unappropriated retained earnings

1) The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

Following the implementation of IFRS, the Company recognized a reduction in Unappropiated retained earning. The terms of the General Resolution No. 609 of the CNV are not applicable.

21. Other items of equity

22. Financial loans

22.1. Global programs of non-convertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2013 the following classes of bonds issued under this program remained outstanding: Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to affiliates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 500 million:

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future.

The creation of the program was authorized by Resolution No. 17,162 of the CNV of 15 Augusts 2013. No notes were issued under this program.

22.2. Cross default clauses

Our outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any debt of ours or our significant subsidiaries is made in advance or is not made when due, provided that those amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the legal and / or contractual terms that may be applicable.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

22.3. Composition

The breakdown of the financial debt as of December 31, 2013, 2012 and 2011, is as follows:

Loans activity

Activity in loans and financing as of December 31, 2013, 2012 and 2011 are as follows:

Short and Long-term loans

The financial loans outstanding as of December 31, 2013 are as follows:

The maturities of the long-term financial loans as of December 31, 2013, are as follows:

23. Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

(1) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

1) Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

Carryforward tax losses may be used through the dates indicated below:

24. Social benefits and other payroll benefits

24.1. Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the years ended December 31, 2013, 2012 and 2011, Petrobras Argentina expensed of 17, 15 and 12, respectively, attributable to such benefit.

24.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, with a minimum of six salaries, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.

As of December 31, 2013, 2012 and 2011 the most relevant actuarial information on the defined-benefits pension plans are as follows:

2013		2012		2011	
	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets
At the beginning of the year	259	49	181	27	180	33
Acquisition of PELSA	-	-	35	23	-	-
Items classified in profit or loss						
Service cost	7	-	5	-	3	-
Net Interest cost	78	15	45	8	32	4
Plan Amendment	6	-	-	-	-	-
Benefits paid	(14)	(11)	(7)	(7)	(8)	(8)
Contributions paid	-	10	-	2	-	-
Items classified in other comprehensive income						
Actuarial gains from experiencie adjustments	(38)	-	-	(4)	(26)	(2)
At the end of the year (1)	**298**	**63**	**259**	**49**	**181**	**27**
Unfunded status at the end of the year		**235**		**210**		**154**

(1) As of December 31, 2013, 2012 and 2011, the benefit obligation includes 172, 165 and 136 of Compensatory Fund and 63, 51 and 45 of Indemnity Plan, respectively.

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation		
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(10.53%)	12.77%
Future salary increases	2%	1%	6.58%	(5.30%)

The sensitivity analyses is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

24.3. Other employment benefit obligations

Those employees of the Company that are framed under certain agreements and complying with the conditions set are eligible to receive at the time of discharge, whether it retirement or disability, a certain amount of wages.

As of December 31, 2013, 2012 and 2011 the most relevant actuarial information on the defined-benefits as follows:

The sensitivity analyses is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

24.4. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company (Note 2.6.5), which as of December 31, 2013 which number 5,808,428.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 24.2) and the Employees’ Supplementary Pension Plan (Note 24.1).

25. Provisions

(1) Activity in 2013, 2012 and 2011 fiscal years includes (148), (21) and (37) attributable to payments net of new charges. Fiscal year 2013 and 2011  includes 27 y 260 shown under Other operating income (expense) (Note 9).

(2) Activity in 2013, 2012 and 2011 fiscal years includes 103, 30 and 112 shown under Other operating income (expense) (Note 9) and (44), (33) and (11) attributable to disbursements for the year. Fiscal year 2011 includes 28 shown under Financial results.

(3) The balance of liabilities for employee benefits that was included in Miscellaneous on December 31, 2012 and 2011 for 23 and 14 was reclassified to the Employee Benefits as described in Note 2.2.1.

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material environmental liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

26. Related party transactions

26.1. General conditions

Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Acquisition of companies

In May 2012, the Company reached an agreement to acquire a 39.671% equity interest in PELSA from its controlling company Petrobras Participaciones S.L. (See Note 13.5).

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for US$423.3 million and US$619.4 million, respectively.

The agreed price further includes a contingent in favor of the Company to reflect the value of the "Prospectus Kinteroni" in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation shall be defined by the parties stems from the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues to negotiate with the buyer in order to agree on the amount.

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold its equity interest in Innova S.A.(Note 18.2) to Petróleo Brasileiro S.A. for US$ 332 million.

Financial transactions

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty. This loan was prepaid in April 2011.

In February 2008, the Company approved the placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with a prepayment clause available to the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan to PIB BV from Petrobras Argentina and a US$13 million loan to PIB BV from Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both becoming due in December 2009, with a prepayment clause available to the Company. As regards these two loans, US$30 million were paid before maturity and US$90 million were paid at maturity

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 22).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, guaranteed by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. These loans were paid off early during 2011.

Commercial transactions

The Company carries out in the ordinary course of business, the Company makes purchase and sale of crude oil and oil related products with PELSA, Refinor and EG3 Red, and operations of transportation of oil and gas with Oldelval and TGS. In addition, the Company makes crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras Global Trading BV.

26.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2013, 2012 and 2011 are as follows:

Company	Notes	2012 Current Trade Receivables	Other Receivables	Accounts Payable	Provisions	Non-current Other Investments	Provisions
Companies in wich it excercises significant influence							
Oleoducto de Crudos Pesados Ltd. (Note 5.4)		-	-	-	97	97	283
Refineria del Norte S.A.		9	14	22	-	-	-
Other		1	8	10	9	1	-
		10	22	32	106	98	283
Companies under joint control							
TGS		49	6	39	-	-	-
		49	6	39	-	-	-
Petróleo Brasileiro Group companies							
Braskem S.A.		-	-	16	-	-	-
Petrobras Chile Ltda.		-	4	-	-	-	-
PIB BV		-	152	-	-	-	-
Petrobras Venezuela Inversiones y Servicios S.A.		-	-	-	31	-	-
Innova S.A.	18.2	6	-	-	-	-	-
Petrobras Global Trading B.V.		27	-	-	-	-	-
Petróleo Brasileiro		-	425	85	-	-	-
Petróleo Colombia Combustibles S.A.		-	11	-	-	-	-
Other		-	43	-	-	-	-
		33	635	101	31	-	-
Total		92	663	172	137	98	283

The main transactions with related companies for the years ended December 31, 2013, 2012 and 2011 are as follows:

Company	Notes	2013		2012		2011	
		Purchases	Sales	Purchases	Sales	Purchases	Sales
Subsidiaries							
Eg3 Red S.A.		-	459	-	370	-	308
PELSA		94	7	5	2	148	4
Other		-	-	41	-	28	-
		94	466	46	372	176	312
Companies in wich it excercises significant influence							
Oleoductos del Valle S.A.		46	3	37	3	31	3
Refinería del Norte S.A.		86	42	124	35	108	43
Other		-	-	-	-	-	-
		132	45	161	38	139	46
Companies under joint control							
TGS		68	202	82	91	55	25
		68	202	82	91	55	25
Petróleo Brasileiro Group companies							
Braskem S.A.		471	-	646	-	1,114	-
Petrobras International Finance Co.		-	-	-	-	128	5
Petróleo Brasileiro		122	17	66	28	150	157
Compañía Mega S.A.		-	7	-	7	-	36
PIB BV		-	-	80	-	-	-
Petrobras Paraguay Operaciones y Logistica S.R.L.		-	47	-	46	-	28
Petrobras Global Trading BV		41	-	192	27	-	-
Innova S.A.	18.2	-	173	1	151	8	133
Petrobras Chile Distribución Limitada		-	27	-	-	-	-
Other		3	-	3	10	-	19
		637	271	988	269	1,400	378
Total		931	984	1,277	770	1,770	761

As of December 31, 2013, 2012 and 2011, the Company paid to its directors and executive officers compensations for approximately 18, 17 and 15, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

27. Oil and gas areas and participation in joint ventures

27.1. General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Argentina’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

27.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) must incur costs associated with well plugging and abandonment. The Company has not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2013, 2012 and 2011.

27.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2013, 2012 and 2011:

27.4 Oil and gas areas and participation in joint-operations

At December 31, 2013, Petrobras Argentina and its group entities are a party to the areas, joint operations and consortia for the exploration and production of oil and gas as indicated below:

NAME		LOCATION	WORKING INTEREST DIRECT	WORKING INTEREST INDIRECT	OPERATOR	DURATION THROUGH
Production						
Argentina						
25 de Mayo - Medanito S.E.		La Pampa and Río Negro	100.00%	-	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Río Negro	100.00%	-	Petrobras Argentina	2015
Puesto Hernández	(1)	Mendoza y Neuquén	38.45%	-	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	14.05%	PELSA	2025
Santa Cruz II		Santa Cruz	100.00%	-	Petrobras Argentina	2017 / 2028
Río Neuquén		Neuquén and Río Negro	100.00%	-	Petrobras Argentina	2017 / 2027
Entre Lomas		Neuquén and Río Negro	3.85%	14.05%	PELSA	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	-	Petrobras Argentina	2036
Santa Cruz I		Santa Cruz	71.00%	-	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	-	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	-	Tecpetrol	2015
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2027
El Tordillo		Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe		Salta	15.00%	-	Tecpetrol	2023 / 2027
Estancia Agua Fresca		Santa Cruz	50.00%	-	Petrobras Argentina	2034
Gobernador Ayala		Mendoza	22.51%	-	Petro Andina Resources Ltd	2036
Puesto Oliverio		Santa Cruz	50.00%	-	Petrobras Argentina	2037
Charco del Palenque		Río Negro	3.85%	14.05%	PELSA	2038
Foreign						
Colpa - Caranda		Bolivia	100.00%	-	Petrobras Argentina	2029
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2025
Acema		Venezuela	-	34.49%	PDVSA	2025
La Concepción		Venezuela	-	36.00%	PDVSA	2025
Mata		Venezuela	-	34.49%	PDVSA	2025
Exploration						
Argentina						
Agua Amarga		Río Negro	3.85%	14.05%	PELSA	2016
Glencross		Santa Cruz	87.00%	-	Petrobras Argentina	2033
Cerrito Oeste		Santa Cruz	50.00%	-	Petrobras Argentina	2037
El Campamento		Santa Cruz	50.00%	-	Petrobras Argentina	2037
Cerro Hamaca Norte	(3)	Mendoza	39.64%	-	Petro Andina Resources Ltd	-
Parva Negra	(3)	Neuquén	47.63%	52.37%	Petrobras Argentina	-
Estancia Chiripá		Santa Cruz	87.00%	-	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Arge	25.00%	-	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Arge	35.00%	-	Petrobras Argentina	2020
Chirete		Salta	100.00%	-	Petrobras Argentina	2014
Río Atuel		Mendoza	33.33%	-	Tecpetrol	2015
Borde del Limay		Neuquén	85.00%	-	Petrobras Argentina	2015
Los Vértices		Neuquén	85.00%	-	Petrobras Argentina	2015
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	Petrobras Argentina	2027

(1) See Note 31.
(2) The Company signed an agreement with Petrolera Pampa SA to make additional investments in well drilling, which would entitle the latter to provide 43% of the proceeds thereof.
(3) The granting of the concession is in progress and the term will be 25 years from such granting.

27.5. Production concession in the Veta Escondida area

On April 4, 2012 by the sanction of the Provincial Decree No. 563/12, Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. In this respect, the Company maintains that it complied with all licensee requirements and that it did not commit any breaches leading the Government of Neuquén to this decision.

On December 19, 2013, Petrobras Argentina, acting as operator, and Total Austral with a 55% and 45% interest in Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and GyP, in order to settle the dispute derived from issuance of Decree No. 563/12 by the Province. This Decree provided for the expiration of the rights of concessionaire companies over this exploitation concession and led Petrobras Argentina to bring action against the Province of Neuquén.

Issuance by the Provincial Executive Branch of the Decree approving the above mentioned agreement is still pending.

27.6. Investment commitments

In Argentina, pursuant to its participation in the consortia that are responsible for the exploration of oil fields Rio Colorado, Rio Atuel, Limay and Chirete, at December 31, 2013 the Company has investment commitments of approximately US$ 8 million, which includes the drilling of exploratory wells.

27.7. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint operations as of December 31, 2013, 2012 and 2011, includes the following:

28. Operations in Ecuador

As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others,  executed the Amendatory Agreements regulating the operation of Block 18 and Palo Azul while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of said Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.

Section 9 of the Amendatory Agreements indicates that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned, which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian government (Trigger Letter) informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a letter of notification of a dispute under the terms of the Amendatory Agreements expressing his decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

At December 31, 2013 the Company has recorded 347 to be recovered from the Ecuadorian State in accordance with the provisions of the Contract Amendments, exposed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

As of the date of these financial statements, the Company has taken all the necessary procedural steps to sustain its rights to receive from the Ecuadorian Government the compensation provided for in the Amendatory Agreements.

Crude Oil Transportation Agreement with OCP

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses, net” line (Note 9).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul.

As of December 31, 2013 and 2012, related current and non current liabilities relating to the outstanding “ship or pay” contract amount to 92 and 288 respectively (Note 26.2). Assumptions used to calculate the provisions estimate mainly include the applicable rate charged by OCP and carrying capacity used by others. The discount rates used for measurement consider the nature of the liability, the business segment and country where the operations are conducted.

As in order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2013, the Company issued letters of credit for a total amount of approximately US$74 million. As the letters of credit expire, the Company will be required to renew or replace them to avoid the upfront payment in cash of the outstanding amount committed.

Investment in OCP

OCP holds interpretative divergences with the Ecuadorian treasury. During the year 2013 have been issued several court rulings found. At the date of issuance of these financial statements, management is analyzing OCP administrative or judicial steps to take. The Company's management estimates that the resolution of these matters will not have a significant adverse effect on the financial position of the Company.

29. Contributions to finance additions to infrastructure in the energy sector in Argentina

29.1. FONINVEMEM, 2008/2011 Agreement and Secretary of Energy Resolution No.95/2013 :

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation capacity to meet the increase in demand for Energy and Power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the amounts due to the generators accumulated in the 2008/2011 period, and (iv) recognize a higher Power price and an increase in recognized operating and maintenance costs.

The 24 January 2012 by Secretary of Energy Resolution No.495/12 suspended the greater recognition of operation and maintenance costs and higher prices of power affecting the remuneration paid to generators.

The March 26, 2013, the Secretary of Energy issued Resolution No. 95 which involved the change in the compensation of Generators, Cogeneration and Self-Generators MEM except the Generators Plus, the Binational Hydroelectric Generation and Nuclear Generation among others. Its main changes is the modification being paid Included Generators, for the case of Petrobras comprising the Combined Cycle and Hydroelectric Genelba Pichi Picún Leufú. The new resolution established that the generators had the option of joining or not the conditions. The May 31, 2013, the company adhered to the new rules being the above mentioned central framed under the new resolution.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No.564/07.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of combined cycle 820 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs. Also the contract provides the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The 20% of the electricity output is sold in the spot market. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

End of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode and started to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 Agreement

On November 25, 2010, the Secretary of Energy and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that have to be submitted by Generators to the Secretary of Energy for selection and subsequent approval.

As regards payment to generators entered into the Agreement, certain methods established for them to maintain contribution margins, mainly as regards the Power price, recognition of higher variable maintenance costs and other non-fuel costs. The indicated mechanism was in effect until December 31, 2011, with the implementation of the Resolution No.495/12 indicated above.

In October 2011, the Company and the Secretary of Energy entered into a Supplemental Agreement to the 2008/2011 Agreement, under which the Secretary of Energy approved the general terms of an investment project submitted by the Company for the closing of the combined cycle in Genelba Plus current unit.

Such Supplemental Agreement provides for a term of one year for implementation and execution, after that period, the Agreement may be terminated in the event that some of the parties so desired, generating no further responsibility for any of those involved. Currently negotiations are continuing with the Government to advance the project.

Secretary of Energy Resolution No. 95/2013 :

In March 2013 , the Secretary of Energy issued Resolution No. 95/2013 which involved the modification of the remuneration scheme of Generators, Cogeneration and Self-Generators MEM except the Generators Plus , the Binational Hydroelectric Power Generation and Nuclear Generation among others.

The main changes apply to generators that have joined this new scheme are:

a) Changes in the remuneration of generating agents by scale and technology . Fixed costs and non-fuel variables as well as additional remuneration are paid (the latter two items will be paid based on the generation of each machine) . Part of the additional compensation will go to a trust fund works the electricity sector.

b) Temporary Suspension of contracts between private , both electrical energy and fuels and associated inputs, which will be administered by CAMMESA

29.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwrote bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange debt securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal amortizes in 30 quarterly installments from April 25, 2011.

30. Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2013, 2012 and 2011, which are not disclosed in other notes, amount to 120, 45 and 18, respectively.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2013 amount to 241.

In addition, as of December 31, 2013, the Company had the following contractual commitments:

(1) Estimated price of $0.32 per MMm3.

(2) Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2013 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

31. Subsequent events

On January 31, 2014 the Board of Directors approved the sale to YPF of its entire interest in the Puesto Hernández Joint Operation (UTE) agreement, in an amount of USD 40.7 millions. This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement,

32. Expenses classified by nature for the years ended December 31, 2013, 2012 and 2011

         (Stated in millions of Argentine pesos)

32. Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area, of subsidiaries and companies under joint control or related companies as of December 31, 2013.

The Company revises its estimates of its reserves at least once a year. The Company's reserves estimate as of December 31, 2013, 2012 and 2011 were audited by DeGolyer and MacNaughton. This technical revision covered approximately 73%, 76% and 73% of the Company’s estimated reserves as of December 31, 2013, 2012 and 2011, respectively.

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration
ADS	American Depositary Shares
BCBA	Buenos Aires Stock Exchange
BOE	Barrel Oil Equivalent
BOL	Bolivares
BOPS	Bi-oriented polystyrene
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CGN	Compressed Natural Gas
CIESA	Compañía de Inversiones de Energía S.A.
CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities
CNV	Comisión Nacional de Valores - Argentine Securities Commission
CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires
Distrilec	Distrilec Inversora S.A.
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
EEUU	Estados Unidos de Norteamérica - United States of America
ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority
EPCA	Enron Pipeline Company Argentina S.A.
EU	Euros
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences
FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market
GWh	Giga Watts hour
HES	Quality, Safety, Environmental and Health policies and guidelines
IASB	International Accounting Standards Board
IFO	Intermediate Fuel Oil
IFRS	International Financial Reporting Standards
IPACE	Argentine Professional Institute for Quality and Excellence
LNG	Liquid Natural Gas
LPG	Liquefied Petroleum Gas
LSC	Ley de Sociedades Comerciales - Business Associations Law
Mbbl	Thousands of barrels
MEM	Wholesale Electricity Market
MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry
MMcf	Millions of cubit meters
Mcf	Millions of cubit foot
MOA	Memorandum of Agreement
MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry
MW	Mega Watts
MWh	Mega Watts Hour
m3	Cubit Meters
NRV	Net Realizable Value
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income
OCP	Oleoducto de Crudos Pesados Ltd.
OHSAS	Occupational Health and Safety Assessment Series
ONG	Nongovernmental Organization
OPEC	Organization of the Petroleum Exporting Countries
PDVSA	Petróleos de Venezuela S.A.
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Poder Ejecutivo Nacional - Executive Branch of Government
PEPSA	Petrobras Energía Participaciones S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.
PIB BV	Petrobras Internacional Braspetro BV
PVIE	Petrobras Valores Internacional de España S.L.
Rls	Reales
RT	Technical Resolution
RTI	Revisión Tarifaria Integral - Complete Rate Review
SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs
SEC	Security and Exchange Commission
SFAS	Statement of Financial Accounting Standard
TGS	Transportadora de Gas del Sur S.A.
Tn	Tonnes
UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit
US$	United States Dollars
WACC	Weighted Average Cost of Capital
WTI	West Texas Intermediate
WTS	West Texas Sour
YPFB	Yacimientos Petrolíferos Fiscales Bolivianos
$ BOL	Bolivian Pesos

Report of Independent Auditors

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have audited the accompanying consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the consolidated balance sheet at December 31, 2013, the consolidated statements of income and comprehensive income  and the consolidated statement of changes in equity and of cash flows for the year then ended, and the selected explanatory Notes.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional accounting standards and added by the National Securities Commission (“CNV”) to its regulations, as approved by the International Accounting Standard Board (“IASB”). Also,  the Company´s Board of Directors is responsible for the existence of internal control that it  deems necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion based on the review that we have performed with the scope detailed in paragraph 3.

3. Except for we mention in paragraph 4., we conducted our audit in accordance with auditing standards generally accepted in Argentina.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

4. We were unable to perform audit procedures over financial information at December 31, 2013 supporting the value recorded for the direct and indirect equity investments in mixed companies in Venezuela, the recorded amount of which totals $ 3.078 million.

5. The Company has estimated the recoverable value of its direct and indirect equity investments in Compañía de Inversiones de Energía S.A. (“CIESA”), the recorded value of which amounts to  $497 million and $487 million at December 31, 2013 and 2012, respectively. As it is mentioned in note 13, the materialization of certain significant estimates made by the Company to determine the recoverable value of these investments depends upon future events and actions, some of  which are outside its direct control and which might, possibly, affect the recorded value of those assets.

6. In our opinion, except for the effects that possible adjustments and/or reclassifications, if any, might have on the consolidated financial statements, had the scope limitation to our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the financial statements that might be required from the resolution of the uncertainties described in paragraph 5., the consolidated financial statements referred to paragraph 1., present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries at December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS.

7. The figures included in these consolidated financial statements at December 31, 2011, arise from financial statements issued by the Company in accordance with IFRS, which were reviewed by a different auditor,  who issued an audit report on July 25, 2012 with qualifications related to uncertainties as to (i) the assumptions used by the Company to determine the recoverable value of the mixed companies in Venezuela and CIESA, and (ii) the future development of the business of Edesur S.A. and accordingly, the cash flows, future results and the recovery of the value recorded in the non-current assets of Distrilec at December 31, 2011.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

PETROBRAS ARGENTINA S.A.

Date: 03/14/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney